SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022
(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INFORMATION ABOUT THE COMPANY
Unless the context otherwise requires, all references in this report on Form 6-K to “Braskem,” “we,” “us” and our “Company” and similar terms are to Braskem S.A. and its consolidated subsidiaries.

The information set forth below updates certain information about us and our industry and markets included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2021, which we refer to herein as our “2020 Annual Report,” and should be read in conjunction with the information set forth under “Presentation of Financial and Other Information,” “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2020, 2019 and 2018, and for the years ended December 31, 2020, 2019 and 2018, included in our 2020 Annual Report, as well as with Braskem’s unaudited condensed consolidated interim financial statements as of September 30, 2021 and for the nine-month periods ended September 30, 2021 and 2020, contained in a report on Form 6-K (SEC File No. 001-14862) furnished to the SEC on the date hereof (the “September 2021 Financial Statements Report”) and the information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this report on Form 6-K.
Braskem
Braskem S.A. is a global leader in plastics and chemical production and the largest plastics producer in the Americas (polyethylene, polypropylene and PVC, according to IHS, Inc. (“IHS”)), with offices in the Americas, Europe and Asia, serving clients in 71 countries.
Our customers use our plastics and chemicals to manufacture a wide range of products that people use in their everyday lives to address their essential needs across food packaging, home furnishings, industrial and automotive components, paints and coatings.
We believe that the transformation of plastics and chemical production from fossil raw material to sustainable renewable sources represents one of the key opportunities for growth and sustainability in the global chemical industry.  We are the global leader in green polyethylene production and benefit from our proximity to one of the largest renewable energy producers in the world, Brazil.
We reported revenue, Adjusted Consolidated EBITDA and net income (loss) for the nine-month period ended September 30, 2021 and the year ended December 31, 2020, as follows:
•an increase in revenue of 94.5%, to R$77,413.1 million in the nine-month period ended September 30, 2021 from R$39,805.1 million during the corresponding period of 2020; and an increase in revenue of 11.9%, to R$58,543.5 million in 2020 from R$52,323.5 million in 2019;
•an increase in Adjusted Consolidated EBITDA of 273.0%, to R$23,983.4 million in the nine-month period ended September 30, 2021 from R$6,430.6 million during the corresponding period of 2020; and an increase in Adjusted Consolidated EBITDA of 84%, to R$10,823.6 million in 2020 from R$5,880.2 million in 2019; and
•an increase in net income (loss) of R$20,789.3 million, to R$12,896.5 million in the nine-month period ended September 30, 2021 from R$(7,892.8) million during the corresponding period of 2020; and an increase of R$4,374.9 million in net loss, to R$(7,015.3) million in 2020 from R$(2,640.4) million in 2019.
As of September 30, 2021, our business operations were organized into three segments, which corresponded to our principal production processes, products, and services. Our segments were as follows:
•our Brazil Segment (former Polyolefins, Chemicals and Vinyls segments), which includes:
(i)production and sale of chemicals at the chemical complex located in Camaçari, in the State of Bahia, or the Northeastern Complex, the chemical complex located in Triunfo, in the State of Rio Grande do Sul, or the Southern Complex, the chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex and the chemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex;

(ii)supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes;
(iii)production and sale of PE, including the production of “green PE” from renewable resources, and PP produced by us in Brazil; and
(iv)our production and sale of PVC and caustic soda;
The Brazil Segment accounted for net revenue of R$40,794.4 million, including exports from Brazil, or 68.7% of our consolidated net revenue of all reportable segments, including inter-segment sales;
•our USA and Europe Segment, which includes our production, operations and sale of polypropylene in the United States and Germany. This segment accounted for net revenue of R$14,638.7 million, or 24.6% of our consolidated net revenue of all reportable segments, including inter-segment sales; and
•our Mexico Segment, which includes our production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico. This segment accounted for net revenue of R$4,000.8 million, or 6.7% of our consolidated net revenue of all reportable segments, including inter-segment sales.
In 2020, 2019 and 2018, 55.3%, 54.5% and 54.8% of our net revenue, respectively, related to sales performed in Brazil, and 44.7%, 45.5% and 45.2% of our net revenue in 2020, 2019 and 2018 was derived from our international operations.
Our Competitive Strengths
Leading Plastics Producer in the Americas
We are the largest producer of plastics in the Americas, based on the annual production capacity of our plants in Brazil, in the United States and in Mexico as of December 31, 2021, according to IHS. We are the only integrated petrochemical company producing basic chemicals and polymers in Brazil, and the largest producer of PE in Mexico and of PP in the Unites States.
We produce a diversified portfolio of petrochemical and thermoplastic products, including polyethylene, green polyethylene (biopolymer), polypropylene, and PVC. Our products are typically used in large volume applications, and we benefit from our world-scale plants to enhance our competitiveness.
Global Leader in Green PE, Pioneer in Renewable Plastics
We are the global leader in green PE production and benefit from our presence in Brazil, which is the world’s largest producer of ethanol from sugarcane, with ample access to bio-ethanol feedstock. Our green PE made from ethanol from sugarcane is the first PE of renewable origin to be produced in industrial scale in the world. We have developed a robust global portfolio of clients, and our green PE has more than 180 customers in over 40 countries, and have a global installed capacity of 21.4 million tons per year. Green PE also has an attractive price point, as demand for sustainable products generally outstrips supply.
We believe that our green PE has distinctive capabilities compared to other alternative solutions. Compared to biodegradable, recycled and fossil-based PE, we believe our renewable product has: (i) negative carbon footprint, (ii) higher feedstock sustainability, (iii) lower risk and better equipment fit as process uses same existing equipment, (iv) proven technology and scale, (v) better applicability with same properties and applications as fossil-PE, and (vi) better recyclability as products as 100% recyclable.
We invested approximately US$290.0 million in 2010 to build a green ethylene plant with capacity to produce 200 kilotons per year. In February 2021, considering the robust demand for our products, we announced a project to expand our green ethylene production capacity to 260 kilotons per year, with an estimated additional investment of US$87.0 million. The expansion is expected to be completed in by the end of 2022.

We are also exploring new business opportunities to produce other bio-based chemicals. In addition to green PE production, in 2017 with entered into a bio-mono-ethylene glycol (“MEG”) technology cooperation agreement with Haldor Topsoe, a Denmark-based global leader in supply of catalysts, technology, and services for the chemical and refining industries. MEG is a raw material for PET (polyethylene terephthalate), which has numerous applications and is an essential feedstock in industrial sectors such as textiles and packaging, especially beverage bottles. According to IHS, the global MEG market represented approximately US$25.0 billion in 2021 and is predominantly supplied by fossil-based feedstocks. In 2020, we were able to produce the first-ever demo-scale bio-based MEG through pioneering technology that transforms sugar into renewable MEG.
Benchmark Operator, With World Class Safety Practices and Track Record
We are widely recognized as an experienced and capable operator of petrochemicals plants. Our plants have recorded low accident rates and high utilization levels compared to industry peers.
Between 2012 and 2020, our ethylene plants in Brazil achieved an average utilization rate of 88.5% compared to a global industry average of 88.4%, according to IHS. In addition, our PP plants in the United States and Europe achieved in the same period an average utilization rate of 92.3% compared to global industry average of 86.9% according to IHS.
From 2012 to 2018, the average of recordable and lost-time injury frequency rate stood at 0.95 (events/million hours worked), which is 71% below the industry average of 3.29, according to the American Chemistry Counsel.
Competitive Asset and Raw Material Base
Our plants are located close to customer demand. In Brazil in particular competitors need to bring in products from locations as far away as the Middle East and face import tariffs which reduces their competitiveness compared to us. Considering freight and import tariffs, Brazilian producers have an advantage with respect to PE, PP and PVC on average 23% higher than average international reference prices from IHS for these products in 2021.
We rely on a diversified mix of raw materials, such as naphtha, ethane, propane, propylene and ethanol. We also source our raw materials from a diversified base of suppliers, which we continuously work to expand in the regions where we operate.
Our green PE is made from ethanol from renewable sugarcane in Brazil, the main producer for sugarcane globally. Our other Brazilian businesses operate on naphtha, ethane, propane and propylene sourced from Brazil and several other sources abroad. As a result of our continued efforts to further diversify our feedstock base, only 31% of our naphtha consumption was sourced by Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) as of September 30, 2021.
Our businesses in the United States and in Mexico benefit from propylene and ethane availability from producers that are well situated on their respective global cost curves. Our PP plants in the Northeast region of the United States are able to source refinery-grade and chemical-grade propylene from non-U.S. Gulf Coast refineries and steam crackers at an advantaged cost compared to polymer-grade propylene. In the United States Gulf Coast, we have a well-diversified supply base with well-developed pipeline connectivity that allow us to source feedstock at a competitive cost in the region. With over 25 sources of supply in North America, our geographic and logistics diversity allows for redundancy in supply and flexibility at our PP plants.
Global Marketing Platform
We are a client-focused organization, and we have built a deep network of local relationships with over 2,200 clients worldwide. We have a lengthy history of development of long-term and close partnerships with clients, focusing on their needs and individual value creation solutions. Our market orientation and wide network are underpinned by a global platform with commercial offices in the Americas, Europe and Asia. Our global marketing platform combines market-focused teams for key market segments as well as regional teams for broader coverage. We encourage innovative thinking, an entrepreneurship mindset, a focus on the value chain and on product quality and service level.

Innovation and Technology, and Research and Development Capabilities
We drive innovation to extract value from our existing assets and create new value propositions to our customers. As a result of our innovation efforts, over 16% of our current products have been introduced in the last five years. We employ 283 employees globally in innovation and technology, spread across our research and development centers in Pittsburg (United States), Wesseling (Germany), Coatzacoalcos (Mexico), Triunfo, Campinas and São Paulo (Brazil).
Additionally, in November 2021, Braskem and Lummus Technology, a worldwide leader in ethylene, petrochemical, energy transition and other process technologies, executed a memorandum of understanding to jointly license Braskem’s green ethylene technology to two projects in different regions of the world, displaying a global interest in the technology.
Qualified Management Team with Proven Success
Our senior management team combines deep operational expertise and knowledge of petrochemical global markets developed over long tenures. We have a strong mergers and acquisitions track record that supported our global expansion in the last decade, including into the US and Europe.
We have proven success in executing large, complex projects. Through our subsidiary Braskem Idesa, we built and operated the largest petrochemical complex in Latin America, which started operations in April 2016. In September 2020, we successfully started the production of PP from our Project Delta greenfield in La Porte, Texas, with a production capacity of 450 kilotons per year.
Robust Financial Performance Through the Industry Cycles
We have a track record of robust financial performance through the cycle, based on our scale and competitiveness. Between the year of 2018 and the first nine months of 2021, our average net profit was R$1,527.2 million (US$280.8 million), translated solely for the convenience at the selling rate reported by the Central Bank as of September 30, 2021 for reais into U.S. dollars of R$5.4394 per US$1.00). Additionally, between the year of 2018 and the first nine months of 2021, our average adjusted consolidated EBITDA was R$12,935.7 million (US$2,378.2 million), which shows our ability to generate positive, robust results across the industry cycles and varying macroeconomic circumstances. During the nine-month period ended September 30, 2021, our net profit was R$12,896.5 million (US$2,370.9 million) and our adjusted consolidated EBITDA was R$23,983.4 million (US$4,409.2 million), which represented a 31% adjusted consolidated EBITDA margin, which was higher than the average adjusted EBITDA margin reported in the same period by some of our competitors.
Since December 2021, we have been afforded an investment grade credit rating by two of the leading international rating agencies.
Our Strategy
The key pillars of our strategy include:
Grow Renewables and Recycling
We have a long-standing commitment with sustainable development, and a proven track record in the implementation of successful initiatives that reinforce sustainability and mitigation of climate change, as exemplified by the ground-breaking investment in green PE in 2010, or our reduction of GHG emissions intensity by 17% in the period from 2008 to 2020.
We currently see strong demand for sustainable renewable products at attractive prices and intend to grow our capacity to meet this demand. The Company's commitment, approved by the Board of Directors, is to reach 1.0 million tons of Green PE production capacity by 2030, which represents a growth of 5.0x of our current production capacity. Moreover, we are working to accelerate the delivery of such commitment through strategic and financial partnerships.
Besides the expansion of our green PE production capacity, we continue to pursue further opportunities to grow this business in Brazil and abroad including: (i) the MoU with Lummus described above, and (ii) the MoU to perform feasibility studies to jointly invest with SCG Chemicals in a new bio-ethanol dehydration plant in Thailand to produce green ethylene.

We also intend to increase the sale of recycled products, work on preventing the disposal of plastic waste, and make our products increasingly more circular. By 2025, we aim to expand our portfolio to include 300,000 tons of thermoplastic resins and chemicals with recycled content and grow to 1.0 million tons of thermoplastic resins and chemicals with recycled content by 2030. To deliver our targets, we intend to work through partnerships with other companies in our value chain to strengthen both mechanical and chemical recycling globally.
We intend to be among the best companies in the chemical industry in terms of greenhouse gas (“GHG”) emissions and a key player in capturing carbon dioxide (“CO2”) emissions through the use of renewable raw materials. We have announced our ambition to be net zero by 2050 in scope 1 and 2 emissions, and to achieve a 15% reduction of current emissions by 2030.
Grow the Existing Business with Productivity and Competitiveness
We intend to continue to invest in our current business to maintain productivity and competitiveness, focusing on operational efficiency and excellence, commercial and logistics effectiveness, cost leadership, and differentiation through our relationships with clients.
As part of these investments, we are working on further expanding capacity of the “Fast Track” solution in Mexico that involves the incorporation of additional unloading stations, which could enable Braskem Idesa to reach maximum ethane import volume capacity of up to 35,000 barrels per day, with the project’s conclusion expected for the second quarter of 2022.
Additionally, we intend to invest on a new ethane terminal to support our Mexican operations by 2024. In September 2021, Braskem Idesa entered into an agreement with Petróleos Mexicanos (“Pemex”) and other Mexican government entities that establishes the support measures to build this terminal with the capacity to meet all of Braskem Idesa’s raw material requirements.
We continue to evaluate opportunities arising from the reorganization of the global chemical industry, new feedstock availability in Brazil (from pre-salt) and elsewhere, downstream expansion utilizing our large base chemical volumes, and upstream integration into propylene in the United States and Europe.
We continue to implement processes and operations optimization initiatives through our global efficiency program called “Transform for Value,” which was developed to coordinate and accelerate improvement initiatives across different areas including our digital center, capital expenditures, competitiveness and productivity, energy, and other continuous improvement efforts. We estimate to close 2021 with a pipeline of initiatives that may deliver annual recurring gains of approximately US$443.01 million (consolidated value to be captured until the end of 2023 with Transform for Value initiatives from stages 1 (identification) to 5 (completed), considering Braskem’s 2021 business plan baseline in November 2021) per year until the end of 2023, compared to our results. Over 2021, The Transform for Value program allowed us to capture savings of US$256.22 million (estimated value captured in 2021 from initiatives already completed (stage 5) or in run rate phase (stage 4), considering actuals’ baseline in November 2021) by November 2021.
Continue to Innovate
We intend to continue to invest in innovation, in particular in renewables and recycling, but also across our traditional business.
A robust pipeline of sustainable solutions aims to provide step-change process, technology and upgrades for energy efficiency and carbon emission reduction, applications for plastic waste reduction, new renewable chemicals and polymers and more efficient carbon capture and utilization.
We have a broad pipeline of innovation projects, with approximately 230 projects contributing to the growth of our business, of which over 58 projects were already under development as of September 30, 2021. Our pipeline includes projects across the following strategic fronts: (i) new technologies, (ii) defensive – to prevent loss of markets already served by us, (iii) market share gains, (iv) new markets, (v) cost savings and competitiveness.
Strengthen our Governance
Our shares are listed on the Level 1 listing segment of the B3 and on the New York Stock Exchange under the ticker BAK. We also voluntarily follow other high corporate governance standards, such as the implementation of an statutory audit committee in 2021 and the maintenance of at least 20% of independent board members.

We are committed to strengthening our governance, compliance and people management systems, as well as our reputation with all stakeholders, positioning ourselves as a human-oriented, forward-thinking global company that cultivates strong relationships and generates value for all our stakeholders.
We have adopted a Code of Conduct, a Compliance System Policy and an Anti-corruption Policy, and several internal directives designed to guide our management, employees and counterparties and reinforce our principles and rules for ethical behavior and professional conduct. We maintain an Ethics Line managed by a third party available for employees and non-employees. Every whistleblower complaint is investigated by the compliance team and submitted for evaluation by our Ethics Committee and/or our Compliance and Statutory Audit Committee.
Responsible Capital Allocation and Shareholder Remuneration
We intend to continue to seek a balance in our capital allocation, returning capital to shareholders, while investing in our capital-intensive business and the growth opportunities it presents.
We are a company that consistently presents positive operating cash flow, even in downturns in the petrochemical cycle and our decision-making process aims to maximize the net present value of our future cash generation. We also have a strong liquidity position, with most debt maturing in the very long term (beyond 2030), in addition to solid credit metrics. We are considered an investment grade company by S&P Global Ratings and Fitch, with a BBB- corporate credit rating on a global scale and a stable outlook from both credit rating agencies.
We have captured opportunities through disciplined and profitable growth investments, whether building, acquiring or partnering on assets. We also have a rigorous process to manage our asset footprint, which has led us to selectively shut down plants in the past.
Our biopolymers strategy derives from investments that we expect to be value accretive due to strong expected growth in demand and competitive prices.
We remain focused on meeting our commitments and pursuing a disciplined financial strategy to limit the risks associated with the exposure to the cyclical and capital-intensive nature of our business.
Industry Overview and Trends
According to IHS, global demand for PE, PP, and PVC in 2021 is estimated to be 115 million metric tons, 85 million metric tons, and 49 million metric tons, respectively. Between 2020 and 2025, global demand for PE, PP, and PVC is expected to grow by 4.2%, 4.7%, and 4.5% per year, respectively, according to IHS. This is driven by strong end market dynamics, global gross domestic product (“GDP”) growth, and infrastructure and construction projects spending. Polymers will likely continue to replace traditional materials, such as aluminum, steel, wood, and glass, in applications where they can provide cost advantages and better performances.
Green PE and Green Ethylene could represent a US$10.0 billion addressable market by 2025 and US$15.0 billion by the end of 2030, according to IHS. This represents a 18.5% growth per year between 2025 and 2030 for Green PE and Green Ethylene that would together represent approximately 5.0% of the total market for PE and ethylene including fossil and bio-based products in 2030.
Latin America and the US are our home markets, but we also very competitive in exports to Asia. Latin America, in particular, has high potential for polyolefin demand growth given its low plastics consumption per capita rates.
Although market participants have announced a robust pipeline of supply additions, we believe that many such projects will be delayed and canceled, as has been the case over the last decade, leading to our industry enjoying high operating rates and strong margins.
Our History
Creation of Braskem
In July 2001, in partnership with the Mariani Group, Novonor (former Odebrecht) acquired a controlling interest in Copene (Camaçari Petrochemical Complex) in the state of Bahia. In August 2002, with the merger of Copene with five other companies, Braskem was created.

Consolidation of the Brazilian petrochemical industry
Between 2006 and 2010, we have invested in the consolidation of the petrochemical industry in Brazil. Two relevant steps in this stage of our growth were conducted in partnership with Petrobras, which led to the increase of their stake in the Company: the consolidation of our Southern Complex, which was executed between March 2007 and May 2009; and the acquisition of Quattor, which owned significant assets in São Paulo and Rio de Janeiro, announced in January 2010.
This consolidation strengthened the Brazilian petrochemical sector and allowed us to reach a new level of scale to face the challenges of the international market.
Beginning and consolidation of our internationalization
In February 2010, we announced the acquisition of the PP assets of Sunoco Chemicals and in July 2011, we announced the acquisition of Dow Chemical’s PP business, including four plants (two plants in the United States and two plants in Germany). This acquisition represented an important step in the consolidation of our growth strategy in the Americas, consolidating us as the largest producer of polypropylene in the United States and strengthening our position in Europe.
In April 2016, our subsidiary Braskem Idesa, our former joint venture with the Mexican Idesa group, reached an important milestone with the production of the first batch of PE in the Mexico petrochemical complex, strengthening our internationalization strategy and ensuring greater access to competitive gas-based feedstocks.
In September 2020, we successfully started the greenfield Project Delta for the production of PP in La Porte, Texas, with a production capacity of 450 kilotons per year. We believe that this investment reinforces our PP leadership position in the region and strengthens our strategy to diversify the raw materials matrix and geographic expansion in the Americas.
Beginning of our renewables operations
In September 2010, Braskem started up its green ethylene plant in Triunfo, in the state of Rio Grande do Sul, Brazil, with a capacity to produce 200 kilotons per year, becoming the world leader producer in biopolymers and products made from renewable sources.
In February 2021, we announced a new project at the Triunfo petrochemical complex in Rio Grande do Sul to expand our current production capacity of green ethylene. With an estimated investment of R$413.2 million (US$87.0 million, translated solely for the convenience at the selling rate reported by the Central Bank as of September 30, 2021 for reais into U.S. dollars of R$5.4394 per US$1.00), this project is expected to add 60 kilotons per year to the production of green ethylene in the Company’s portfolio and is expected to be completed in December 2022.
In September 2021, we entered into a memorandum of understanding to perform feasibility studies to jointly invest with SCG Chemicals in a new bio-ethanol dehydration plant in Thailand to produce green ethylene. SCG Chemicals is one of the largest integrated petrochemical companies in Thailand and an industry leader in Asia. The investment is subject to the conclusion of the studies, mutual agreement of Braskem and SCG Chemicals, and approval by competent governance bodies.
Additionally, in November 2021, Braskem and Lummus Technology, a worldwide leader in ethylene, petrochemical, energy transition and other process technologies, executed a memorandum of understanding to jointly license Braskem’s green ethylene technology to two projects in different regions of the world, displaying a global interest in the technology.
Recent Developments
Revolving Credit Facility
On December 20, 2021, we entered into a new revolving credit facility with a syndicate of global lenders, in the aggregate amount of up to US$1,000.0 million, maturing in December 2026. The new agreement replaced our previous revolving credit facility. As of the date of this report on Form 6-K, we had not drawn any amount under the new revolving credit facility.

Notes Issuance, Repayment of Project Finance Facility and Refinancing of Liabilities
In October 2021, our subsidiary Braskem Idesa S.A.P.I. (“Braskem Idesa”) issued sustainability-linked senior secured notes in the aggregate amount of US$1,200.0 million. The notes mature in February 2032 and accrue interest at 6.990% per year. Such interest rate may be increased by 0.375% to 7.365% if the sustainability target (15% reduction in certain greenhouse gas emissions by 2028) is not achieved. The notes are secured by certain of Braskem Idesa’s core physical material assets located in Mexico. The proceeds from the notes were used, together with the proceeds from a credit line in the aggregate amount of US$150.0 million, to settle the outstanding balance of a project finance facility entered into by Braskem Idesa in 2012.
With this financing, Braskem Idesa concluded its debt refinancing plan, replacing the remaining balance of US$1,350.0 million from its project finance facility with new debt instruments with a longer maturity, which lengthened its average debt maturity term from five to nine years. With the repayment of the project finance facility, the financial guarantees granted by Braskem for the benefit of Braskem Idesa, in the total amount of US$358.0 million, were extinguished.
Impact of the COVID-19 Pandemic
Braskem has been monitoring the impacts from the novel coronavirus pandemic (the “COVID-19 pandemic”) on its business and surrounding communities.
In the first and second quarters of 2021, most of our petrochemical plants operated at a capacity utilization rate above 70%. Isolated cases of lower capacity utilization rates were identified in Mexico due to the instability of ethane supply by Pemex, but they were not directly related to the effects of the COVID-19 pandemic on our operations.
During the nine-month period ended September 30, 2021, our petrochemical plants in Brazil operated at a capacity utilization rate of 79%, in line with the same period of 2020, due to the scheduled maintenance turnaround of our petrochemical complex in São Paulo, which was mainly impacted by the effects of the COVID-19 pandemic and by lower demand globally. During the nine-month period ended September 30, 2021 our PP plants in the United States operated at a capacity utilization rate of 90%, down compared to the same period of 2020, due to the impacts from the winter storm Uri in the U.S. gulf coast. During the nine-month period ended September 30, 2021, in Europe, our PP plants operated at a capacity utilization rate of 94%, up compared to the same period of 2020, due to the normalization of operations after the effects of the COVID-19 pandemic impacted demand in 2020. During the nine-month period ended September 30, 2021, the capacity utilization rate of our PE plants in Mexico was 61%, down compared to same period of 2020, reflecting the lower supply of ethane supplied by Pemex, which was partially offset by higher imports from the United States under the fast track solution.
Pursuant to applicable rules and regulations, our management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in financial information for interim periods given the significant changes to the risks to which we are exposed. The review considered events after the reporting period that occurred up to the reporting date of our unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2021, and no significant effects were identified that should be reflected in the unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2021.
Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, we are unable to accurately predict the adverse impacts on our equity and financial position and those of our subsidiaries after the reporting date. Because the demand for resins has increased, we do not expect we will need to constitute a provision for impairment of assets in the near future arising from a scenario of demand constraints.
For further information regarding the effects of the COVID-19 pandemic on our financial condition and results of operations, see “Item 3. Key Information—Risk Factors—Risks Relating to us and the Petrochemical Industry—Global or regional health pandemics or epidemics, including that related to the novel coronavirus (COVID-19), may adversely affect our business, financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects—Impact of the Novel Coronavirus (COVID-19) on our Business and Results of Operations” in our 2020 Annual Report and “Risk Factors—Risks Relating to us and the Petrochemical Industry—Global or regional health pandemics or epidemics, including that related to the novel coronavirus (COVID-19), may adversely affect our business, financial condition and results of operations” in this report on Form 6-K.

Geological Event in Alagoas
We used to operate salt mining wells located in the city of Maceió, in the State of Alagoas, since their opening, as the successor of Salgema, with the purpose of supplying raw material to our chlor-alkali and dichloroethane plant located in the area. In March 2018, an earthquake hit certain districts of Maceió, in the state of Alagoas, where the wells are located, and cracks were found in buildings and public streets of the districts Pinheiro, Bebedouro, Mutange and Bom Parto, in the city of Maceió.
The Brazilian Geological Survey Service (the “CPRM”) issued a report in May 2019 indicating that this geological phenomenon could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem preventatively decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.
We have devoted significant efforts to understand the geological event in the specific region of Maceió, in the State of Alagoas, and with the support of independent institutions and nationally and internationally recognized specialists, we have carried out or ordered a series of studies focusing on: (i) understanding the geological phenomenon and possible surface effects; and (ii) assessing the stabilization of the wells. The results of the studies have been shared with the Brazilian National Mining Agency (Agência Nacional de Mineração, or the “ANM”) and other authorities, with which we have been communicating closely.
In 2021, we devoted significant efforts to adopt all the necessary and applicable measures for resolving the issues arising from the geological event in Alagoas. We made progress with regard to: (i) the relocation program, vacating properties located in the risk area and the submission of compensation proposals with a high level of acceptance; (ii) the actions for closing and monitoring the salt wells, following the closure plan approved by the ANM, seeking to stabilize the subsidence phenomenon resulting from salt mining; and (iii) the social and environmental studies conducted in connection with the socio-environmental reparation agreement.
In addition, in connection with our actions taken with regard to the geological event in Alagoas, in December 2021, we reached more definite understandings with respect to supplemental aspects to the measures contemplated by us.
As assessed by our management based on the opinion of our external advisors, considering the short-term and long-term effects of technical studies, current information available to us and best estimates of expenses for implementing several measures relating to the geological event in Alagoas, the carrying amount of the provision recorded in our condensed consolidated statement of financial position as of September 30, 2021 was R$8,045.5 million, of which R$5,002.8 million was recorded under current liabilities, and R$3,042.7 million was recorded under non-current liabilities. As of December 31, 2020, the provision was R$9,175.8 million, of which R$4,349.9 million was recorded under current liabilities, and R$4,825.8 million was recorded under non-current liabilities.
The amounts included in the provisions described above relate to the following items as of September 30, 2021:
(i)support for relocating and compensating the residents, business owners and property owners located in the affected area, including establishments that require special measures for their relocation, such as hospitals, schools and public equipment. For this item, a provision was recorded as of September 30, 2021 in the amount of R$3,865.0 million (R$3,849.8 million net of adjustments to present value), which comprises expenses related to relocations, such as relocation allowance, rent allowance, household goods transportation and the negotiation of individual agreements for compensation of residents, business owners and property owners affected;
(ii)actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. As of September 30, 2021, for four of them, the recommendation was to fill them with solid material, a process that is expected to take three years. For the other 31 remaining wells, the recommended actions were the following as of such date: conventional closure using the buffering technique, which consists of pressuring the cavity, a commonly accepted method for cavities post-operation; confirmation of natural filling status; and, for certain wells, monitoring using sonar. Based on further discussions that took place in December 2021, there was an internal determination made to fill five additional salt mining wells with solid material, reaching a total of nine salt mining wells to be filled with solid material. For the other 26 remaining wells, the approved plan remains the same. The monitoring system implemented by Braskem provides for actions to be developed during and after the closure of wells, focusing on safety and monitoring of the stability of the affected area. The actions conducted by us are based on technical studies by contracted experts, with the recommendations presented to the competent authorities. We are implementing the actions approved by the ANM. In December 2021, an important development in the environmental assessment occurred, which resulted in a preliminary proposal for actions for dealing with the environmental impacts identified, which will follow the protocols set forth in the agreement for socio-environmental reparation entered into on December 30, 2020. The total provision for implementing the measures described in this item (ii) is R$1,991.7 million as of September 30, 2021 (R$1,938.5 million net of adjustments to present value). The amount was calculated based on existing techniques and solutions planned for the current conditions of the wells, including expenses related to technical studies and their monitoring. The amounts comprising the provision may be revised in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations;
(iii)social and urban actions, in accordance with the agreement for socio-environmental reparation entered into on December 30, 2020, allocating R$1,580.0 million for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300.0 million is allocated to the indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The current provision recorded as of September 30, 2021 was R$1,524.8 million (R$1,442.2 million, net of adjustments to present value); and
(iv)additional measures, for which the provision amounts to R$833.6 million as of September 30, 2021 (R$815.0 million, net of adjustments to present value), for expenses related to: (i) actions related to the technical cooperation agreements entered into by us; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure to provide services to residents; (iv) expenses related to managing the event in Alagoas related to communication, compliance, legal services, etc.; (v) other support measures in the region; and (vi) other matters classified as a present obligation for Braskem, even if not yet formalized.
The components of our provision are based on current estimates and assumptions and may be revised in the future due to new facts and circumstances, including, but not limited to: schedule changes, scope and way of execution; effectiveness of action plans; new repercussions or developments relating to the geological event in Alagoas; and the conclusion of possible studies that indicate recommendations of experts, and other new developments.
The measures related to the plans for the closure of mining fronts are subject to the analysis and approval of the ANM, the monitoring of results of the measures of implementation, as well as the changes related to the dynamic nature of geological events.
Continuous monitoring is essential for confirming the results of the current recommendations. Therefore, the well closure plans may be updated if the need arises to adopt technical alternatives for stabilizing the phenomenon of soil subsidence resulting from salt mining. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.
The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the socio-environmental reparation agreement, to be funded by Braskem, will be proposed based on the environmental studies conducted by a specialized and independent company. Once all discussions with the regulatory authorities and agencies are concluded as provided for under the agreement, an action plan will be developed, which will become part of the measures for a Plan for Recovering Degraded Areas (PRAD).
At this time, preliminary actions for dealing with the environmental impacts have been identified, but we are unable to predict the final outcome of the environmental analysis, as well as any costs in addition to the estimated costs already provisioned by us.
Furthermore, the socio-environmental reparation agreement may be subject to the potential adherence by other parties, including the Municipality of Maceió. In this context, we are currently negotiating our claims with the Municipality of Maceió. To date, we are unable to predict the results, timing, scope and associated costs of such negotiation.

We are also unable to anticipate all new claims, of compensatory nature or other nature that may be brought against us by individuals or groups that understand they suffered impacts or damages related to the geological phenomenon and the relocation of people from risk areas. We continue to face lawsuits filed by individuals or legal entities not included in the initial relocation program or that disagree with the individual proposal of the agreement, as well as potential class actions and lawsuits filed by public utilities. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated and are subject to change. We cannot assure you that there will be no future developments relating to the geological event in Alagoas, or the relocation program and related measures related to vacated areas and its surroundings. As a result, the costs and expenses to be incurred by Braskem may differ from our current estimates and provisions.
We are currently negotiating with our insurers the coverage of our insurance policies relating to the foregoing matters. The payment of compensation will depend on the technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the matter. Due to the uncertainty of the outcome, no payment of insurance compensation was recognized in our unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2021.
In December 2021, as part of the Company’s actions, additional events such as monetary update of the socio‑environmental agreement and additional measures for maintenance of the affected areas, which are classified as non‑adjusting events, will be recorded in the annual financial statements for the year ended December 31, 2021 and are estimated to be R$542 million, net of present value adjustment.
For further information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Geological Event in Alagoas” and “Item 8. Financial Information—Legal Proceedings” in our 2020 Annual Report, and “Risk Factors—Risks Relating to Us and the Petrochemical Industry—Our business and operations are inherently subject to environmental, health and safety risks. As a result, our business is also subject to several stringent regulations, including environmental regulations” in this report on Form 6-K.
Braskem Idesa
Our subsidiary, Braskem Idesa, sources a substantial part of its supply of ethane, which is the primary feedstock used in its PE production process, from Pemex Transformación Industrial (“Pemex TRI”), a state-owned Mexican entity, which is a subsidiary of Pemex, the state-owned Mexican oil and gas company, pursuant to an ethane supply agreement entered into by Braskem Idesa and Pemex TRI.
Pemex’s production, over which we have no control, has decreased over the years and, as a result, it has led to a significant decrease in oil production and associated production of natural gas, which, is the feedstock used by Pemex in the production of ethane.
In this context, our management is pursuing a strategy of maximizing utilization of the Braskem Idesa plant in Mexico. As a part of this strategy, and due to supply constraints from Pemex, we have been shifting to feedstock imported from the United States instead. Braskem Idesa aims to ramp up imports initially through its “Fast Track” import solution and later through a dedicated ethane terminal. We are working on further expanding capacity of the “Fast Track” import solution that involves the incorporation of additional unloading stations, which could enable Braskem Idesa to reach maximum ethane import volume capacity of up to 35,000 barrels per day, with the project’s conclusion expected for the second quarter of 2022. In the three months ended September 30, 2021, Braskem Idesa imported 28.2% of its capacity through the “Fast Track” import solution, thereby contributing to rising utilization levels of the Braskem Idesa plant in Mexico.
In February 2021, Braskem Idesa entered into the following agreements to enable the continuity of its operations:
(i)a memorandum of understanding with terms and conditions for discussing potential amendments to the ethane supply agreement with Pemex TRI and Pemex Exploración y Producción, as well as for building an ethane import terminal, subject to negotiation, final documentation, approval of creditors and shareholders of Braskem Idesa, with certain rights reserved; and
(ii)a natural gas transportation service agreement with CENAGAS (Centro Nacional de Control del Gas Natural), with a term of 15 years, subject to the execution of the final documentation described above.

On September 27, 2021, Braskem Idesa entered into the following agreements:
(i)amendment to the ethane supply agreement with Pemex TRI and Pemex Exploración y Producción, with settlement of previously existing and pending contractual issues. In connection with such amendment, in the third quarter of 2021, the formula for calculating the price of ethane supplied was revised with retroactive effects to the initial date of the amendment between Braskem Idesa and Pemex, resulting in a provision of R$27.6 million; and
(ii)agreement with Pemex, Pemex Logística and other Mexican government entities, establishing administrative support measures for the project to build an ethane import terminal with the capacity to meet all of Braskem Idesa’s feedstock requirements.
The amendment described above changed the minimum contractual volume commitment from 66,000 barrels to 30,000 barrels per day until February 2025 (subject to extensions in the event of delays in obtaining the licenses for the terminal’s construction), with the terminal’s startup expected in the second half of 2024. The amendment further established first-refusal rights for Braskem Idesa in the acquisition of all ethane that Pemex has available and does not consume in its own production process through 2045, at prices based on international price references.
The terminal project agreement was conceived to supplement ethane supply in Mexico and enable Braskem Idesa to operate at full capacity by gaining access to new feedstock sources. The investment in the terminal is subject to final approvals by the competent governance bodies of Braskem Idesa and by its shareholders. Once such conditions precedent are fulfilled, the amendment will produce effects retroactive to February 26, 2021, the execution date of the memorandum of understanding with regard to such amendment. The approvals required for the amendment and terminal agreement to come into force were obtained in October 2021.
For further information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Braskem Idesa” in our 2020 Annual Report.
Sale of Novonor’s and Petrobras’s Equity Interest
On December 15, 2021, our shareholders Novonor S.A. – Em Recuperação Judicial (Under Judicial Reorganization) (“Novonor”) and Petrobras sent us a joint communication, which we made public the following day, on December 16, 2021, regarding the progress of discussions for the potential sale of their equity interest in Braskem. In such communication, they informed us that they entered into an agreement on December 15, 2021 formalizing their commitment to take the measures necessary to: (i) sell the class A preferred shares of Braskem that they hold, directly or indirectly, in a secondary public offering; (ii) migrate the listing of our common shares to the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão (the “B3”), including necessary corporate governance changes, which are subject to applicable corporate approvals at the appropriate time and the negotiation of a new shareholders’ agreement to conform rights and obligations set forth therein to such amended governance structure; and (iii) sell the remaining common shares that they hold, directly or indirectly, in a subsequent secondary public offering once the migration to the Novo Mercado segment is completed.
Amendment to Shareholders’ Agreement
On December 15, 2021, Novonor, NSP Investimentos S.A. – Em Recuperação Judicial (Under Judicial Reorganization) and Petrobras entered into a second amendment to the Braskem S.A. shareholders’ agreement and agreed that, if Braskem’s migration to the Novo Mercado segment of the B3 is not implemented, the rights and obligations provided for in the Braskem S.A. shareholders’ agreement related to the right of first refusal granted to us with respect to the development of any petrochemical project shall lapse by October 31, 2024. The execution of such second amendment by Braskem, as an intervening party, is still subject to the appropriate governance approvals.
Compliance and Statutory Audit Committee
On November 9, 2021, our board of directors approved the formation of Braskem’s Compliance and Statutory Audit Committee (Comitê de Compliance e Auditoria Estatutário, the “CCAE”), a permanent advisory body to our board of directors, in compliance with CVM Resolution No. 23/21 and the U.S. Sarbanes-Oxley Act of 2002 (the “SOX”), and pursuant to Article 30, XXIX, of CVM Instruction No. 480/09, in accordance with our strategy to follow the best corporate governance practices.

From the date of its formation, on November 9, 2021, the CCAE has assumed audit committee responsibilities for the purpose of CVM Resolution No. 23/21 and the SOX, and our fiscal council will no longer have such responsibilities, in accordance with the best corporate governance practices. On the same date, the following five members were elected to the CCAE: (i) Mr. Julio Soares de Moura Neto (an independent member of our board of directors), who will be the chairperson of the CCAE; (ii) Mr. Gesner de Oliveira (an independent member of our board of directors); (iii) Mr. Paulo Roberto Vales de Souza (an independent member of our board of directors); (iv) Mr. José Écio Pereira da Costa Junior (an independent external member of the CCAE); and (v) Ms. Maria Helena Pettersson (an independent external member of the CCAE).
Dividend Payment
On December 2, 2021, our board of directors approved the distribution of dividends for the fiscal year ended December 31, 2021 in the aggregate amount of R$6,000.0 million, corresponding to the gross amount of R$7.539048791898 per common share, or class A preferred share, and of R$0.606032140100 per class B preferred share. The dividends were paid on December 20, 2021.
Rating Upgrade From Fitch Ratings
On December 21, 2021, we disclosed that the credit rating agency Fitch Ratings (“Fitch”) upgraded the risk level of our corporate credit rating on a global scale from BB+ to BBB-, with a stable outlook. Following such upgrade, Braskem is now considered an investment grade company.
Exclusion of ICMS Tax Incentives and Benefits Applicable to Operations
In October 2021, the Company obtained a temporary injunction in a lawsuit authorizing it to exclude ICMS tax incentives and benefits applicable to its operations, granted by Brazilian states and the Federal District, from the corporate income tax (“IRPJ”) and social contribution on profit (“CSL”) calculation basis as of 2021, which will result in a reduction in cash disbursement in 2021 of R$1.4 billion. This decision considers the Company’s claim that incentives and benefits are investment subsidies, under article 30 of Law No. 12,973/2014 and Complementary Law No. 160/2017, and, consequently, are not subject to IRPJ and CSL. The lawsuit is pending a court decision. Given the initial stage of the lawsuit and the diversity of tax incentives and benefits granted by Brazilian states and the Federal District, based on the assessment of our external legal advisors, the Company considered the matter an uncertain tax treatment and, therefore, the amount of R$1.4 billion will continue to be recorded in our annual financial statements as taxes payable.
CRA Issuance
On January 5, 2022, Braskem S.A. issued Agribusiness Receivables Certificates (“CRA”) through Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in the Brazilian capital markets, in the amount of R$721 million, which accrue interest at a rate equal to the IPCA inflation index plus 5.5386% per year and IPCA plus 5.5684% per year for the series maturing in seven and 10 years, respectively.

RISK FACTORS
Our 2020 Annual Report includes extensive risk factors relating to our Company, the petrochemical industry and the countries in which we operate. The information set forth below updates the information included in our 2020 Annual Report. Prospective investors should carefully consider the risks discussed under the heading “Item 3. Key Information—Risk Factors” in our 2020 Annual Report and below. Our business, results of operations, financial condition or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the trading price of our common shares and preferred shares could decline and investors could lose all or part of their investment.
The risk factors discussed in our 2020 Annual Report and below are not the only risks that we face, but are the risks that we currently consider to be material. There may be additional risks that we currently consider immaterial or of which we are currently unaware, and any of these risks could have similar effects to those set forth in our 2020 Annual Report and below.
Risks Relating to Us and the Petrochemical Industry
Global or regional health pandemics or epidemics, including that related to the COVID-19 pandemic, may adversely affect our business, financial condition and results of operations.
Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic, which was reported to have surfaced in China in December 2019 and spread to the rest of the world, or by other pandemics or epidemics of similar nature. In 2020, the COVID-19 pandemic significantly impacted economic activity and markets around the world, and its severity, magnitude and duration are highly uncertain, rapidly changing and difficult to predict. At this time, our management cannot fully predict with certainty the final effects that the COVID-19 pandemic will have on our business, financial condition and results of operations and whether these effects will be material to us. The spread of COVID-19 has caused us to modify certain of our business practices, and we may take further actions as required by government authorities or that we determine are in the best interests of our employees, customers, partners and suppliers. Based on operating data for the year 2020 and the nine-month period ended September 30, 2021 and the publicly reported expected impact on certain industries that are customers to our products (such as automotive and construction), we believe that COVID-19 has affected our business in numerous ways, including, but not limited to, reduction of our production, sales volume and net revenue, increase of some of our costs, and decrease of our gross margin.
We have closely monitored the effects of the COVID-19 pandemic on our business and the communities located in the regions in which we operate. On March 20, 2020, we formed a crisis committee to establish procedures focusing on the health and safety of our employees and the continuity of our operations. To that end, we have adopted the following measures: (i) ordered all of our employees and contractors who were most vulnerable to COVID-19 to work remotely until criteria for a safe return to their worksite were met; (ii) ordered all of our employees and contractors who were not directly related to the safe continuity of our operations to work remotely until criteria for a safe return to their worksite were met; (iii) reduced the number of employees and contractors working at our industrial plants and prioritized operations with fewer people, while ensuring that all rules relating to ensuring personal safety and operational reliability were followed; (iv) restricted visits by non-routine third parties and suppliers to our facilities; (v) created agendas jointly with our customers and local communities to assess whether products on our portfolio could be used to help fight the COVID-19 pandemic; and (vi) created, implemented and monitored the indicators of the Plan for Safe Return to Braskem plants and offices.
During the second quarter of 2020, the capacity utilization rates of our plants in Brazil and the United States were temporarily reduced to 70% and 90%, respectively, to adjust to the weaker demand for our products and to the destocking trend in the petrochemical and plastics production chains. The capacity utilization rates followed market demand and export opportunities that arose in other regions, especially with the restart of economies in Asia, which occurred before other regions of the world.
During the third quarter of 2020, there was strong recovery in demand for resins in Brazil and in the United States that led the capacity utilization rates of the petrochemical plants to return to normal levels. In the fourth quarter of 2020, the demand for resins remained strong and the capacity utilization rates in Brazil and the United States remained at levels similar to those of the previous quarter.

In Europe and Mexico, the capacity utilization rates returned to their normal levels in the second quarter of 2020, following the gradual recovery in demand, resulting in capacity utilization rates of 83% and 80%, respectively. With regard to the fourth quarter of 2020, despite the recovery in demand that began in the previous quarter, the capacity utilization rate in Europe was 64% due to the scheduled shutdown of our European plant. In the first and second quarters of 2021, the utilization rates of petrochemical plants remained above 70% in most regions where we operate. Specific cases of reduction in rates were identified in Mexico due to instability in the supply of ethane by Pemex, and are not directly related to the effects of the COVID-19 pandemic. The utilization rate of petrochemical plants in the third quarter of 2021 in Brazil was 79%, representing an increase when compared to the second quarter of 2021, mainly due to the normalization of activities after a scheduled maintenance stoppage at the ABC petrochemical center, in the state of São Paulo. The utilization rate of the PP plants in the United States was 94%, representing a decrease when compared to the previous quarter due to several small reliability interruptions in the PP plants during such period. In Europe, the utilization rate of PP plants was 92%, representing a decrease when compared to the second quarter of 2021 due to minor interruptions in the reliability of PP plants during such period. Finally, the utilization rate of PE plants in Mexico was 68%, representing an increase when compared to the previous quarter due to the higher volume of ethane imports from the United States through the Fast-Track solution, which offset the reduction in the supply of ethane by Pemex.
We are at this time unable to fully predict the impact that the COVID-19 pandemic will have on our financial position and results of operations due to numerous uncertainties that we are unable to predict or control, such as the severity of the virus, the duration of the outbreak, governmental, business or other actions, which could include additional limitations on our operations or mandates to provide products or services, impacts on our supply chains, the effect on customer demand, plant closures or changes to our operations. We cannot predict the impact that the COVID-19 pandemic will have on our customers, suppliers and other business partners, and any material effect on these parties could also adversely impact us. The effects on the health of our workforce, and our ability to meet staffing needs in our plants, distribution facilities, sale operations and other critical functions cannot be predicted. Further, the impacts of the expected worsening of global economic conditions and the continued disruptions to, and volatility in, the credit and financial markets, consumer and corporate spending as well as other unanticipated consequences remain unknown. The pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could negatively affect our liquidity.
While we are actively managing our response to potential impacts that are identified, we may not be able to respond to all impacts on a timely basis to prevent adverse effects on our business, financial condition and results of operations.
The cyclical nature of the petrochemical industry may reduce our net revenue and gross margin.
The petrochemical industry, including the global markets in which we compete, is cyclical and sensitive to changes in global supply and demand. This cyclicality may reduce our net revenue, increase our costs and decrease our gross margin, including as follows:
•downturns in general business and economic activity may cause demand for our products to decline;
•when global demand falls, we may face competitive pressures to lower our prices;
•increases in prices of the main raw materials we use, principally naphtha, ethane and propylene; and
•if we decide to expand our plants or construct new plants, we may do so based on an estimate of future demand that may never materialize or materializes at levels lower than we predicted.
Historically, the international petrochemical markets have experienced alternating periods of limited supply, which have caused prices and profit margins to increase, followed by expansion of production capacity, which has resulted in oversupply and reduced prices and profit margins. Prices in the petrochemical industry follow the global petrochemical industry, and we establish the prices for the products we sell in Brazil, other countries in Latin America, the United States and the world with reference to international market prices. Therefore, our net revenue, feedstock costs and gross margin are increasingly linked to global industry conditions that we cannot control, and which may adversely affect our results of operations and financial position.
In addition, relevant events or changes in the cycle and in the petrochemical industry, including technological innovations and regulatory changes, may materially affect the future profitability of our business and consequently reduce the recoverable value of our assets, which is reviewed by the annual impairment test, which may adversely affect the profit attributable to our shareholders.

Adverse conditions in the petrochemical industry may adversely affect demand for our products.
Sales of our petrochemical and chemical products are tied to global production levels and demand, which can be affected by macro-economic factors such as interest rates, international oil prices, shifts to alternative products, consumer confidence, employment trends, regulatory and legislative oversight requirements, trade agreements, regulatory developments, as well as regional disruptions, natural disasters, epidemics, pandemics, or other global events. Therefore, our net revenue, feedstock costs and gross margin are increasingly linked to global conditions that we cannot control, and which may adversely affect our results of operations and financial position. For example, the persistence of the COVID-19 pandemic could negatively impact supply chains worldwide and demand for our products. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the severity of the COVID-19 pandemic, actions to contain it or treat its impact, among others.
Our revenue from certain of our customers is significant, and the credit risks associated with these customers could adversely affect our results of operations.
We engage in a number of transactions where counterparty credit risk is a relevant factor, including transactions with certain of our customers and those businesses we work with to provide services, among others. These risks are dependent upon market conditions and also the real and perceived viability of the counterparty. The failure or perceived weakness of any of our counterparties has the potential to expose us to risk of loss in certain situations. Our revenue from certain of our customers is significant, and the credit risks associated with these customers could adversely affect our results of operations. Certain contracts and arrangements that we enter into with counterparties may provide us with indemnification clauses to protect us from financial loss. To the extent the credit quality of these customers deteriorates or these customers seek bankruptcy protection, our ability to collect our receivables, and ultimately our results of operations, may be adversely affected. In addition, delays in payment cycles by significant customers may adversely affect our liquidity and working capital.
In addition, we are dependent on certain of our customers and their economic or competitive weaknesses. If the viability of the business of certain of our customers deteriorates, it could have a material adverse effect on our cash flows and results of operations.
Our results may be adversely affected by increases in expected credit losses.
We have a large balance of accounts receivable and have established a reserve for the portion of such accounts receivable that we estimate will not be collected because of our customers’ non-payment. As of September 30, 2021, our total trade accounts receivable, net of expected credit losses (R$155.5 million) was R$7,948.3 million.
If the viability of the business of certain of our customers deteriorates or our credit policies are ineffective in reducing our exposure to credit risk relating to such customers, additional increases in expected credit losses accounts may be necessary, which could have a material adverse effect on our cash flows and results of operations. We record expected credit losses in an amount we consider sufficient to cover estimated losses on the realization of our trade accounts receivable, taking into account our loss experience and the average aging of our accounts receivable, but we cannot assure you that these amounts will be sufficient to cover eventual losses. In addition, delays in payment cycles by significant customers may adversely affect our liquidity and working capital.
Global macroeconomic factors have had, and may continue to have, adverse effects on the margins that we realize on our products.
Our results of operations may be materially affected by adverse conditions in the financial markets and depressed economic conditions generally. Economic downturns in geographic areas or jurisdictions in which we sell our products may substantially reduce demand for our products and result in decreased sales volumes. Recessionary environments adversely affect our business because demand for our products is reduced.
According to the latest report released by the International Monetary Fund (the “IMF”) in October 2021, the world’s GDP growth projection for 2021 is 5.9%. In 2020, the world’s GDP contracted by 3.1%, representing a decrease of 6.3 percentage points in relation to 2019. In 2021, the IMF expects a 5.2% growth for the Brazilian economy. According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or the “IBGE”), in 2020, Brazilian GDP contracted by 4.1% when compared to growth of 1.2% in 2019, and 1.8% in 2018.

According to the latest report released by the IMF in October 2021, the U.S. GDP growth forecast for 2021 was 6.0%. In 2020, the North American economy contracted by 3.4%, compared to growth of 2.3% in 2019, and 2.9% in 2018. According to the IMF, the expectation for 2021 is growth of 5.0% for the European economy, compared to a 6.3% contraction in 2020. In addition, according to the IMF, the expectation for the Mexican economy is for growth of 6.2% in 2021, compared to a contraction by 8.3% in 2020.
Our ability to export to other countries depends on the level of economic growth in those countries and other economic conditions, including prevailing inflation and interest rates. In addition, disruptions in the global balance between supply and demand may impair our ability to export our products in response to a decline in domestic demand for these products. Prolonged volatility in economic activity in our key export markets, such as South America, Europe and Asia, could continue to reduce demand for some of our products and lead to increased margin pressure by importers into Brazil, which would adversely affect our results of operations.
We face competition from suppliers of polyethylene, polypropylene, PVC and other products.
We face strong competition across all of our products. Some of our foreign competitors are substantially larger and have greater financial, manufacturing, technological and/or marketing resources than us. Our U.S. operations face competition in the United States from other local suppliers that serve the North-American market. Our European operations face competition in Europe and the other export markets that it serves from European and other foreign suppliers of polypropylene. Our Mexico operations face competition from Mexican and U.S. producers of polyethylene producers. Competitors from South America are able to export to Brazil with reduced or no import duties. In addition, suppliers of almost all continents have regular or specific sales to trading companies and direct customers in Brazil for our products, including resins.
We generally follow the international markets with respect to the prices for our products sold in Brazil. We generally set the prices for our products exported from Brazil based on international market prices. We set the prices for products sold in the United States and Europe based on market pricing in such region. The price for polyethylene in Mexico is based on prices in the U.S. Gulf Coast region.
As a result of the commissioned fractioned gas-based ethylene new capacities and of the expected new capacities for production of resins and petrochemicals, coupled with the competitive pricing of the ethane as feedstock for petrochemicals production, we anticipate that we may experience increased competition from producers of thermoplastic resins, especially from North American, Middle East and Chinese producers, in the markets in which we sell our products.
In addition, exchange rates variation may affect the competitiveness dynamics in different regions in which we operate. For instance, the appreciation of the real against the U.S. dollar may increase the competitiveness of imported products, which may increase the competition in Brazil from resins producers. Also, (i) the appreciation of the Euro against the U.S dollar may increase the competitiveness of imported products and, as a consequence, increase competition from imports and (ii) the appreciation of Mexican peso against the U.S. dollar may increase the competition from other resins producers in Mexico.
We may face competition from producers of substitutes for our products as a result of evolving technology, consumer and industry trends and preferences, and regulatory changes.
We compete in a market that relies on technological innovation and the ability to adapt to evolving consumer and global industry trends and preferences. Petrochemical products and other products produced with our petrochemical products, such as consumer plastic items, are subject to changing consumer and industry trends, demands and preferences, as well as stringent and constantly evolving regulatory and environmental requirements. Therefore, products once favored may, over time, become disfavored by consumers or industries or no longer be perceived as the best option, which may, therefore, affect our results of operations and financial position.
Plastic waste and climate change are global environmental concerns that receive growing attention from the society in general, national and local governments, private companies, trendsetters, and consumers worldwide. There has been a growing trend to attempt to move away from the use of plastic products, which has been backed by governmental and lawmaking initiatives.

In 2019, the European Union parliament approved regulations banning as of 2021 single-use plastic items such as plates, cutlery, straws and cotton buds sticks and adopting a strategy for disposal of plastic products in a circular economy that aims to significantly increase recycling and targets the plastic products most often found on beaches and in seas. In addition, state and local governments in other countries, for example in China and Brazil, have also proposed or implemented bans on single-use plastic products. With regard to regulatory issues related to plastic for single use in Brazil, proposed regulations are being discussed in the Brazilian congress that aim to regulate issues the single use of plastic and even ban plastic. Additionally, legislative proposals aiming for the carbon-intensive products taxation have been discussed in the United States (Border Carbon Adjustments) and in the European Union (Carbon Border Adjustment Mechanism), including proposals related to the taxation of virgin thermoplastic resins. The expansion of regulation or the prohibition of plastic products use and sale could increase the costs incurred by our customers or otherwise limit the application of these products, and could lead to a decrease in demand for resins and other products we make. Such a decrease in demand could adversely affect our business, results of operations and financial condition.
We have as a core part of our strategy to grow our “green” business, including renewables and recycling. We are supporting several initiatives to foster a “circular economy” (reusing and repurposing resources within the economy), including, but not limited to: (i) partnerships to develop new products and applications to improve efficiency and promote recycling and reuse (circular design); and (ii) investing in the development of new renewable products and technologies to support the circular economy at the beginning of the value chain. We cannot predict the outcome of such initiatives since there still are many goals to be accomplished to reduce plastic waste and marine litter, which may lead to decreased interest in our products by our customers and consumers, and impact our results of operations and financial condition. Moreover, we may not be able to successfully implement to successfully pursue our strategy to grow our “green” business, which could adversely affect our financial condition and results of operations.
Factors that may affect consumer perception of our products, or of consumer goods produced with our products, may include health trends and attention to substitute products perceived as more environmentally friendly. For example, in recent years, we have witnessed a shift in consumer preference moving away from plastic straws and in favor of straws made from other materials, such as paper or other compounds. A failure to react to similar trends in the future could enable our competitors to grow or secure their market share before we have a chance to respond.
In addition, regulations may be amended or enacted in the future that would make it more difficult to appeal to our customers, end consumers, or marketing the products that we produce. For example, failure to comply with applicable policies, which could lead to lower demand for our products, banning of plastic products without allowing the search for alternatives employing efficient solutions, including resins produced by Braskem, could have a material adverse effect on our business, results of operations and financial condition. Also, even if we are able to continue to promote our products, there can be no assurance that our competitors (including producers of substitutes) will not be successful in persuading consumers of our products to switch to their products. Some of our competitors may have greater access to financial or other resources than we do, which may better position them to react and adapt to evolving trends, preferences, and regulatory changes. Any loss of interest in our products, or consumer products produced with our products, may have a material adverse effect on our business, results of operations and financial condition.
Higher raw materials costs would increase our cost of products sold and may reduce our gross margin and negatively affect our overall financial performance.
Naphtha, a crude oil derivative, is the principal raw material used by our Brazil Segment. For the nine-month period ended September 30, 2021, Naphtha accounted, directly and indirectly, for 36.0% of our consolidated cost of products sold. Comparatively, it represented 35.1% in 2020 and 40.7% in 2019.
Ethane and propane are the principal raw materials that we use to produce our basic petrochemical products in our petrochemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex, and represent the principal production and operating cost of such Complex. In connection with our Brazil Segment, ethane and propane accounted, directly and indirectly, for 0.9% and 1.2%, respectively, of our consolidated cost of products sold during the nine-month period ended September 30, 2021. Comparatively, they accounted for 0.8% and 0.9%, respectively, in 2020 and for 0.5% and 1.0%, respectively, in 2019.
Propylene is the principal raw material that we use to produce polypropylene in the United States and Europe and represents the principal production and operating cost of our United States and Europe Segment. We also purchase propylene in the Brazilian market for certain of our Brazilian polypropylene plants. Propylene accounted, directly and indirectly, for 31.1%, 20.9% and 20.1% of our consolidated costs of products sold during the nine‑month period ended September 30, 2021 and in 2020 and 2019, respectively.

Ethane is the principal raw material that we use to produce ethylene in the Mexico Complex and represents the principal production and operating cost of the Mexico Complex. In connection with our Mexico Segment, ethane accounted, directly and indirectly, for 1.4%, 1.7% and 1.3% of our consolidated costs of products sold during the nine-month periods ended September 30, 2021 and in 2020 and 2019, respectively.
In Brazil, we purchase the naphtha used by our chemicals operations that are part of our Brazil Segment at prices based on the Amsterdam-Rotterdam-Antwerp naphtha price, or the ARA price, and the ethane and propane on United States market references. We purchase ethane used by our Mexico Segment at prices based on Mont Belvieu ethane. We purchase the propylene used in Brazil and United States plants at prices based on U.S. Gulf reference price, or the USG price. We purchase the propylene used in our Europe plants as reported by international references based on monthly contract price for propylene for Europe. We purchase light refinery hydrocarbon used in the São Paulo petrochemical complex at a price related to imported natural gas price.
The ARA price of naphtha fluctuates primarily based on changes in the U.S. dollar-based price of Brent crude oil on the Intercontinental Exchange based in London. During the nine-month period ended September 30, 2021, the average price of naphtha increased 69.7% when compared to 2020 reaching US$602.6 per ton, as a result of oil prices increase due to an increase of the global demand and sales restriction by OPEP+ producers and allies. The ARA price of naphtha decreased 29.7% from US$505.3 per ton in 2019 to US$355.0 per ton in 2020, which was the result of lower oil prices due to the lower oil demand that was impacted by the COVID-19 pandemic. We cannot guarantee that such prices will be sustained.
For the nine-month period ended September 30, 2021, the average price of ethane, reference Mont Belvieu, was US$0.28 per gallon, or US$208.6 per ton, increasing 48.2% from 2020, resulting from: (i) the increase in the natural gas price, due to the increase in exports given the restrictions on supply in the European region; and (ii) the demand increase for ethane for the production of ethylene as a result of the normalization of petrochemical operations in the United States. In 2020, the Mont Belvieu prices of ethane averaged US$0.19 per gallon, or US$140.7 per ton, decreasing 12.3% from 2019, driven by higher supply associated with the: (i) startup of new gas fractionators and pipelines for transportation; and (ii) delays in the startup of new petrochemical crackers.
During the nine-month period ended September 30, 2021, the average price of the USG reference propylene was US$1,633.9 per ton, representing an increase of 122.6% compared to 2020, which is explained by: (i) the lower supply in the first quarter of 2021 due to the impacts of winter storm Uri in the region; (ii) the unscheduled maintenance shutdowns PDH during the period; and (iii) the impacts of Hurricane Ida and Nicholas in the third quarter of 2021. In 2020, the USG reference price for propylene averaged US$734 per ton, 10.5% lower than 2019, mainly due to lower oil price in the international market.
For the nine-month period ended September 30, 2021, the average price of propylene in Europe was US$1,233.8 per ton, representing an increase of 47.7% compared to 2020, which is explained by: (i) the supply reduction due to scheduled and unscheduled stoppages by local producers; and (ii) the healthy demand in the region. The European price reference for propylene averaged US$827 per ton in 2020, or 19.2% lower than in 2019, mainly due to lower oil price in the international market. The price of naphtha, ethane, propane and propylene in U.S. dollars has been, and may continue to be, volatile. In addition, fluctuations of the U.S. dollar in the future may effectively increase our naphtha, ethane, propane and propylene costs in reais. Any increase in naphtha, ethane, propane or propylene costs would reduce our gross margin and negatively affect our overall financial performance to the extent we are unable to pass on these increased costs to our customers and could result in reduced sales volumes of our products.
We do not hedge against price changes in our raw materials and, as a result, we are exposed to such fluctuations.
Currently, we do not hedge our exposure to feedstock price changes beyond transit periods when buying cargoes from foreign sources. We believe there is a natural hedge in the petrochemical industry operations, mainly due to the historical correlation observed between naphtha, the principal feedstock of a marginal producer and with higher production costs, and its final products (PE, PP, PVC, and others). Historically, naphtha price fluctuations show a high correlation with changes in the first- and second-generation petrochemical products. Therefore, any hedge solely with respect to naphtha’s price would break this natural protection, most likely making our results more volatile. Compared to naphtha and propylene, ethane and propane prices show a lower correlation to our final products. As a result, final consumer prices may not reflect feedstock cost fluctuations.

We depend on Petrobras to supply us with a substantial portion of our naphtha, ethane, propane and propylene needs, and also on logistics services.
Petrobras is the only Brazilian supplier of naphtha and has historically supplied up to 70% of the naphtha consumed by our chemicals operations that are part of our Brazil Segment. Until September 2021, Petrobras supplied 31% of the naphtha consumed by our chemicals operations that are part of our Brazil Segment. Currently, Petrobras is also our primary supplier of ethane, propane and light refinery hydrocarbon and has historically supplied the ethane, propane and light refinery hydrocarbon consumed at our petrochemical complex located in the Rio de Janeiro Complex and our chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex.
We are a party to several propylene contracts with Petrobras refineries, which have historically supplied 40% of our propylene need to produce polypropylene in Brazil. As a result of limited infrastructure in Brazil to allow the importation of propylene in large quantities and substantial costs associated with the storage and transportation of the product.
One of our propylene agreements with Petrobras will expire in 2022 and others will expire between 2026 and 2029. We cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.
In June 2020, we entered into new agreements with Petrobras for the supply of petrochemical naphtha to our industrial units in Bahia and Rio Grande do Sul. The agreements, with a term of five years following the expiration of the prior agreement with Petrobras, establish the supply of a minimum annual volume of 650,000 tons and, at the option of Petrobras, an additional volume of up to 2.8 million tons per year, at the price of 100% of the international reference ARA. In addition, to guarantee access to the naphtha logistics system in Rio Grande do Sul, we also renewed the storage agreement with Petrobras until 2025 at REFAP located in the city of Canoas, and until June 2024 for the storage at TEDUT located in the city of Osório.
In December 2020, we concluded the renewal of our feedstock supply agreements in Brazil with Petrobras for the supply of petrochemical naphtha to our industrial unit in São Paulo and ethane and propane to our industrial unit in Rio de Janeiro. The agreements, with a term of five years following the expiration of the prior agreements, establish the supply of up to 2.0 million tons per year of petrochemical naphtha to our industrial unit in São Paulo and up to 580,000 tons of ethylene equivalent (volume of ethylene per ton of ethane and propane) per year to our industrial unit in Rio de Janeiro, with prices based on international reference prices
Petrobras controls a substantial portion of the pipeline infrastructure used to transport naphtha across Brazil and is our primary supplier of naphtha, ethane, propane, propylene and light refinery hydrocarbon. A failure to renew or extend our existing agreements for the supply of raw materials or pipeline infrastructure use, or a termination of such agreements with Petrobras could lead to difficulties in accessing Petrobras’ pipeline infrastructure. The alternative would be to access pipeline infrastructure by negotiating with Transpetro and, if necessary, the National Petroleum Agency, or the ANP, which would grant access to the pipeline infrastructure at a cost defined by the ANP.
Therefore, our production volumes and net revenue would likely decrease, while our costs would likely increase, and adversely affect our overall financial performance in the event of the occurrence of one or more of the following:
•significant damage to Petrobras’ supply infrastructure through which Petrobras and Braskem import naphtha, or to any of the pipelines connecting our plants to Petrobras’ facilities, whether as a result of an accident, natural disaster, fire or otherwise;
•termination by Petrobras of the naphtha, ethane, propane, propylene and light refinery hydrocarbon supply contracts with us, which provide that Petrobras may terminate the contracts for certain reasons described in “Item 4. Information on the Company” in our 2020 Annual Report;
•considering that Petrobras (and/or its subsidiaries) controls a substantial portion of the logistics infrastructure of our raw material across Brazil and our existing agreements for using its assets and their operation over certain Braskem’s assets, we could also assume that we would face difficulties to import and ensure access of raw material to our crackers in a scenario that these agreements are terminated by Petrobras (and/or its subsidiaries) and therefore with a substantial impact on the infrastructure that we currently access; or

•failure to renew or extend our existing agreements for the supply of raw materials or pipeline infrastructure use considering that Petrobras is conducting a divestment plan of its assets that also includes certain refineries that supply naphtha and propylene to us and some logistic infrastructure assets.
If the supply agreements are terminated or not renewed, our production volumes and net revenue would likely decrease, while our costs would likely increase, and adversely affect our overall financial performance.
In addition, although regulatory changes have ended Petrobras’ monopoly in the Brazilian naphtha market and have allowed us to import naphtha, any restrictions imposed on the importation of naphtha into Brazil could increase our production costs which would reduce our gross margin and negatively affect our overall financial performance. For a discussion of additional risks related to sole-source suppliers, see “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof.”
We depend on propylene supplied by third parties in the United States and Europe.
Our reliance on third party suppliers poses significant risks to our results of operations, business and prospects. We rely upon third parties to supply our plants with propylene. We acquire propylene for our polypropylene plants in the United States under several long-term supply agreements and through the spot market. As of September 30, 2021, we had fourteen long-term supply agreements with multiple suppliers. The pricing formulas for propylene under these supply agreements are generally based on market prices. We cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.
We acquire propylene for our polypropylene plants in Germany under two long-term supply agreements that provide for the supply of 90% of the propylene requirements of these plants. One expired in September 2021 and was replaced by a new five-year agreement effective as of October 1, 2021 with a term until September 30, 2026, and thereafter will automatically be renewable for consecutive one-year terms, unless terminated by one of the parties. The other agreement expires in December 2023, and thereafter will also be automatically renewable for consecutive one-year terms, unless terminated by one of the parties. We have entered into a third contract that will expire at the end of 2022 increasing the supply of our plants to 93% of the propylene required. The pricing formula for propylene under these supply agreements is based on market prices. We cannot assure you that these agreements will be renewed and, if renewed, whether we will be able to keep the same terms and conditions currently in force, including with respect to pricing, volume, pipeline and other infrastructure access.
Delays in the availability of propylene of acceptable quality, or our inability to obtain such acceptable propylene in the quantities we need over what has been contracted, or at all, may adversely affect our revenue and results of operations.
We depend on ethane supplied by Pemex TRI in Mexico.
We currently source a significant portion of our supply of ethane, which is the primary feedstock used in our polyethylene production process, from Pemex Transformación Industrial (“Pemex TRI”), a state-owned Mexican entity, which is a subsidiary of Petróleos Mexicanos, Pemex, the state-owned Mexican oil and gas company, pursuant to an ethane supply agreement, or the ethane supply agreement, entered into by Braskem Idesa S.A.P.I., or Braskem Idesa, which is our joint venture with Grupo Idesa, S.A. de C.V., or Idesa, with Pemex TRI under competitive commercial conditions at prices that reference the Mont Belvieu purity ethane price, a U.S. dollar-based international reference price. As a result, our production volumes, net revenue and profit margins would likely decrease and materially adversely affect our overall financial performance in case one or more of the following events occur:
•significant damage to Pemex TRI’s gas processing centers or to any of the pipelines connecting our complex to Pemex TRI’s facilities, whether as a consequence of an accident, natural disaster, fire or otherwise;
•any further decrease in the amount of ethane currently being delivered by Pemex TRI to our petrochemical complex;
•any dispute with Pemex TRI and Pemex Exploración y Producción or Pemex PEP, related to the ethane supply agreement, including the non-recognition or non-payment of shortfall penalties and the decrease or failure to supply the contracted volume of ethane;

•any material default by us or by Pemex TRI to supply ethane in the contractually agreed volumes or qualities under the ethane supply agreement;
•any breach or termination by Pemex TRI or by us of the ethane supply agreement, or any breach or termination by other Mexican state-owned companies of related supply (including those for the transportation of supplies) agreements, such as Cenagas (Centro Nacional de Control del Gas Natural); or
•delays in the availability of ethane of acceptable quality, or our inability to obtain acceptable ethane in the quantities and quality that we need, or at all, or at reasonable prices.
Under the ethane supply agreement with Pemex, if Pemex TRI fails to deliver the contracted minimum daily volume during a given quarter, it may offset for this shortfall by delivering additional quantities of ethane during the two immediately subsequent quarters. If it does not do so, Pemex TRI will be required to pay Braskem Idesa a penalty equivalent to the average price of the ethane that was not delivered in the period in question. On the other hand, if Braskem Idesa fails to purchase the contracted minimum daily volume, we may be able to offset this deficit by purchasing additional amounts of ethane during the two immediately subsequent quarters. If it does not do so, Braskem Idesa will be required to pay a penalty to Pemex TRI equivalent to the average price of ethane that was not purchased during the period in question.
Furthermore, the ethane supply agreement could also be impacted by changes in laws and regulations, terminated or repudiated by Pemex TRI as a result of political pressure or be subject to expropriation or other adverse measures by the Mexican government or government entities. Braskem Idesa may also renegotiate the terms of the ethane supply agreement, voluntarily or as a result of changes in laws and regulations, or otherwise.
The provisions for early termination by Pemex TRI under the Ethane Supply Agreement include: (i) failure by Braskem Idesa to pay that continues for more than six months after notice; or (ii) an emergency stoppage in operations or force majeure event due to which Braskem Idesa’s insurers consider the complex to be a total loss, or after which Braskem Idesa cannot or does not resume operations for 48 months.
If Pemex TRI (i) delivers less than an average of 70% of the agreed volume over a six-month period, (ii) reaches the annual limit in respect of shortfall penalties owed by Pemex TRI to Braskem Idesa and such limit is not waived by Braskem Idesa, or (iii) materially breaches any of its obligations related to the supply of ethane thereunder; Braskem Idesa has the right to notify Pemex TRI trough a notice of breach. If such breach continues for more than six months after notice, or an extended period if the parties agree, Braskem Idesa has the right to terminate the ethane supply agreement and require Pemex TRI and Pemex PEP to repay certain outstanding debt and compensate Braskem and Idesa according to an agreed valuation formula including the repayment of certain of our debt in the form of a put option right under the ethane supply agreement.
Braskem Idesa and its operations in Mexico, including agreements entered into with state-owned or state‑controlled entities, are subject to political interference by the Mexican government, which may lead to the termination or repudiation of certain contractual relationships and interference on Braskem Idesa’ s operations that may materially and adversely affect us.
Any termination, cancelation or modification of the ethane supply agreement or reduction in the amount of shortfall penalties owed to us by Pemex TRI for any other reason, could have an adverse effect on our results of operations and financial position. See “Item 4. Information on the Company—Mexico Segment—Supply Contracts of the Mexico Segment—Ethane” and “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture—Mexico Complex” in our 2020 Annual Report.
We depend on services and products supplied by a Mexican state-owned company
Braskem Idesa has entered into agreements with Mexican state-owned companies for the transportation of natural gas and water supply, among others. Any termination, cancelation or modification of such agreements could have an adverse effect on our results of operations and financial condition.
Furthermore, such agreements could also be impacted as a result of changes in laws and regulations, terminated or modified as a result of political pressure or be subject to expropriation or other adverse measures by the Mexican government or government entities. We may also renegotiate the terms of such agreements, voluntarily or as a result of changes in laws and regulations, or otherwise.

In early December 2020, Braskem Idesa received a notification from Cenagas (Centro Nacional de Control del Gas Natural), a Mexican state-owned agency responsible for all natural gas pipelines and transportation in Mexico, related to the unilateral termination of the service of natural gas transportation, an essential energy input for the production of PE in our Mexico Segment. As a result, in compliance with safety protocols, Braskem Idesa initiated procedures for the immediate interruption of its operating activities. Later in January 2021, Braskem Idesa partially resumed its operations based on an experimental business model to produce PE. Braskem Idesa has taken legal measures pursuant to the ethane supply agreement entered into with Pemex. Braskem Netherlands B.V, which is Braskem Idesa’s direct shareholder, has also taken legal measures under applicable international investment protection standards to protect the interests of Braskem Idesa and its parent company with regard to their investment in Mexico. Such measures include a negotiation period to attempt to resolve the dispute between the parties.
In the first quarter of 2021, Braskem Idesa entered into the following agreements under a strict reservation of all of its rights: (i) a memorandum of understanding with Pemex TRI setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and (ii) a natural gas transport service agreement with Cenagas for a term of 15 years, which was conditioned upon the execution of the definitive agreement referenced in item (i) above. Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had been unilaterally terminated by Cenagas in December 2020. The existing ethane supply agreement between Braskem Idesa and Pemex TRI has not been modified and remains in full force and effect. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders and creditors.
In September 2021, Braskem Idesa signed the following documents: (i) an amendment to the ethane supply contract with Pemex revising certain of its terms; and (ii) an agreement with Pemex and other government entities that establishes support measures for the project to build an ethane import terminal, with the capacity to meet all of Braskem Idesa’s raw material needs. In October, Braskem Idesa obtained the applicable corporate approvals, including the final approval of its shareholders and creditors regarding the executed agreements, resulting in the entry into force of the agreements describe above.
Failure by Cenagas to renew the agreement for transportation of natural gas or any other agreement with a Mexican state-owned company could have a material adverse effect on our business, results of operations and financial condition. For a discussion of additional risks related to sole-source suppliers, see “—We depend on ethane supplied by Pemex TRI in Mexico,” “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof.”
Political conditions in Mexico may affect actions or decisions by the Mexican government, including Pemex TRI and Cenagas, which are, respectively, Braskem Idesa’s main suppliers of ethane and provider of natural gas transportation services and Mexican state-owned enterprises subject to political interference and related risks.
The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the Mexican economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on our operations in particular. We cannot predict the impact that political conditions will have on the Mexican economy or on our operations. We can give no assurances that changes in Mexican federal government policies will not adversely affect our business, financial condition, results of operations and prospects. We currently do not have and do not intend to obtain political risk insurance.
In 2021, the Mexican government took measures that would strengthen Pemex and the Federal Electricity Commission (Comisión Federal de Electricidad) power over Mexico's energy market and threaten the country’s prospects for private renewable energy generation, including the annulment of certain previous energy policies and the proposed amendments to Mexico's Energy Sector Law (Ley de la Industria Eléctrica) and to the Hydrocarbons Law (Ley de Hidrocarburos). Furthermore, in October 2021, the President of Mexico presented to the Mexican Congress an initiative that, if approved, could imply profound reforms in the Mexican Constitution and in the Mexican energy sector.

One of our main ethane suppliers, Pemex TRI, is a subsidiary of Pemex, a state-owned entity of the Mexican government. The Mexican government controls Pemex, as well as its annual budget, which is approved by the Mexican Congress. The Mexican government may cut or reallocate spending in the future. Any cutbacks or reallocation could adversely affect Pemex's annual budget and its ability to provide us with our contracted supply of ethane. In addition, Cenagas, a Mexican state-owned agency, is responsible for all natural gas pipelines and transportation in Mexico. As a result, Cenagas' failure to renew the agreement for transportation of natural gas to our Mexico Complex, or interruptions or interruptions in such service, could have a material adverse effect on our business, results of operations and financial condition and on our ability to develop and operate the ethane import terminal.
Pemex also produces polyethylene and competes in the same commercial market as we do. The Mexican government may intentionally interfere with us and our operations in various ways in order to limit our commercial competitiveness. According to Pemex’s public disclosure, its production of oil, natural gas and ethane, over which we have no control, has decreased in recent years, and no assurance can be given that there will not be a decrease in the delivery of ethane in the future.
In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of Pemex to the Office of the Attorney General of Mexico, we, together with Braskem Idesa, in compliance with the standards established by Braskem’s Global Compliance System Policy and Braskem Idesa’s governance guidelines, approved the engagement of a U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the allegations. The investigation is ongoing, and we are unable to estimate a date for its conclusion or its outcome. If the investigation concludes that there is evidence supporting any of the allegations, such findings could materially and adversely affect our business, reputation, financial condition, controls, and results of operations, as well as the liquidity and price of the securities issued by us.
We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof.
We rely on Petrobras for most or all of our supply of ethane, propane, light refinery hydrocarbon and propylene in Brazil, a few companies for a large portion of our supply of propylene in our United States and Europe Segment, and Pemex TRI for most of our supply of ethane in Mexico. In Mexico, Cenagas (Centro Nacional de Control del Gas Natural), which is a state-owned agency, is the sole provider of gas transportation services. We rely on Cenagas for the transportation of natural gas to our Mexico Complex. For naphtha supply to Brazil we rely on several international suppliers for most of the purchases to the crackers in the states of Bahia and Rio Grande do Sul, and we rely on Petrobras for the most of the supply only to the cracker located in the state of São Paulo and we rely on Petrobras for the major part of our supply of ethane and propane in the state of Rio de Janeiro. Also, we are subject to substantial risks because of our reliance on these and other limited or sole-source suppliers of raw materials, additives, catalyzers, other inputs, energy and other utilities, including the following risks:
•if a supplier does not provide naphtha, ethane, propane, light refinery hydrocarbon, propylene, sea salt, other inputs (including natural gas) or energy, as the case may be, that meet our or their specifications in sufficient quantities and with acceptable performance or quality on time or deliver when required, then sales, production, delivery of our products to our customers on a timely manner and revenue from our plants could be adversely affected;
•if our relationship with a key supplier changes or is adversely affected, for example, due to competitive pressures (or conflicting interests), we may be unable to obtain naphtha, ethane, propane or propylene, natural gas or other inputs, as the case may be, on satisfactory financial terms;
•if an interruption of supply of naphtha, ethane, propane, light refinery hydrocarbon, propylene, sea salt, other inputs (including natural gas) or energy, as the case may be, occurs because a supplier changes its technology roadmap, suffers damage to its manufacturing facilities, decides to no longer provide those products or services, increases the price of those products or services significantly or imposes reduced delivery allocations on its customers, it could take us a considerable period of time to identify and qualify alternative suppliers;
•some of our key suppliers are small companies with limited financial and other resources, and as a result, they may be more likely to experience financial and operational difficulties than larger, well‑established companies, which increases the risk that they will be unable to deliver products as needed;

•some of our suppliers are state-owned enterprises subject to political interference, including in Mexico (see “—We have no control over the corporate actions or decisions of Pemex TRI and Cenagas, which are, respectively, our main supplier of ethane and a provider of natural gas transportation services and Mexican state-owned enterprises subject to political interference”); and
•if a key supplier is acquired or has a significant change in business, the production and sales of our systems and services may be delayed or adversely affected, or our development programs may be delayed or may be impossible to complete.
Delays in the availability of naphtha, ethane, propane, light refinery hydrocarbon, propylene, sea salt, other inputs (including natural gas) or energy of acceptable quality, or our inability to obtain such acceptable naphtha, ethane, propane, light refinery hydrocarbon, propylene, sea salt, other inputs (including natural gas) or energy in the quantities we need or at all, may adversely affect our revenue and results of operations.
Our Brazil Segment depends on our chemicals operations to supply them with their ethylene and propylene requirements. In addition, our Brazil Segment depends on certain providers of environmental services for the treatment of effluents, industrial waste and water supply for industrial use.
Our chemicals operations, which form a part of our Brazil Segment, are the only supplier of ethylene to our vinyls operations, the only supplier of ethylene to the polyethylene plants and the principal supplier of propylene to the polypropylene plants of our polyolefins operations. Additionally, as the cost of storing and transporting ethylene and its derivatives, including butadiene, is significant and there is no adequate infrastructure in Brazil that allows for the storage of large volumes, a relevant reduction in sales of these products may impact the rate of use of the chemical operation, impacting product availability for the polyolefins and vinyls operations in Brazil.
Our polyolefins and vinyls operations in Brazil are highly dependent on the supply of these products by our chemicals operations. Consequently, our production volumes of, and net revenue from, polyolefins and vinyls operations would decrease, and our overall financial performance would be negatively affected, in the event of the following:
•any significant damage to the facilities of our chemicals operations through which ethylene or propylene is produced, or to the pipeline or other facilities that connect our polyolefins plants or vinyls plants to our chemicals operations, whether as a consequence of an accident, natural disaster, fire or otherwise;
•any significant reduction in the supply of naphtha to our chemicals operations, as naphtha is the principal raw material used by our chemicals operations in the production of ethylene and propylene; or
•any significant reduction in the supply of ethane or propane to our basic petrochemical plant in Rio de Janeiro, as ethane and propane are the principal raw materials used in the production of ethylene and propylene by our petrochemical complex located in the Rio de Janeiro Complex.
Also, our production volumes of, and net revenue from, our chemicals operations products could decrease, and our overall financial performance would be negatively affected in the event of any significant damage to the facilities of our vinyls and polyolefins operations that are part of our Brazil Segment through which ethylene is consumed.
Our Brazil Segment depends on Cetrel S.A. (“Cetrel”), Água de Camaçari (“DAC”), both of which are our subsidiaries, Distribuidora de Água Triunfo (“DAT”), Companhia Riograndense de Saneamento (“CORSAN”), Aquapolo Ambiental S.A (“Aquapolo”), Refinaria de Paulínia (“REPLAN”) and Refinaria Duque de Caixas (“REDUC”) for the services such as: (i) treatment of effluents and industrial waste; (ii) supply of reuse water; (iii) supply of demineralized, clarified and potable water; and (iv) management of water reservoirs. An interruption in the operations of Cetrel, DAC, DAT, CORSAN, Aquapolo, REPLAN or REDUC may result in the shutdown of all of our plants at the Northeastern Complex, Southern Complex, São Paulo Complex, Paulinia plants and Rio de Janeiro Complex, in addition to increased environmental risks. If such a shutdown were to happen, our production volumes and net revenue from sales from our plants referred to above would decrease, and our financial performance and results of operations would be adversely affected.

We may be materially adversely affected if there is an imbalance in global logistics, which may cause disruptions to our transport, storage and distribution operations, negatively impacting the costs related thereto.
Our operations are dependent upon uninterrupted transportation, storage and distribution of our products. Transportation, storage or distribution of our products could be partially or completely, temporarily or permanently shut down as the result of any number of circumstances that are not within our control, such as:
•catastrophic events;
•strikes or other labor difficulties;
•disruption in the global supply chain, including container shortages; and
•other disruptions in means of transportation.
For example, in May 2018, Brazil experienced a national truck drivers’ strike that severely impacted the logistics operations of many companies throughout Brazil, including the delivery of our raw materials, our products, and other goods. In response to such strike, we gradually reduced the utilization rate of our petrochemical complexes in Brazil, which operated at 50% of their nominal capacity in May 2018. We cannot assure, however, that we will be able to act in the same way in potential new strikes that may arise in the future. Following the strike, Brazil introduced a national freight cost schedule that set forth minimum prices for freight services provided by truck drivers and freight companies countrywide, which may have a lasting impact on freight prices in Brazil and lead to sustained increased transportation costs in the future in connection with our operations.
Any significant interruption at our distribution facilities, an inability to transport our products to or from these facilities, or to or from our domestic or foreign customers or suppliers, or an increase in transportation costs, for any reason, would materially adversely affect us.
In addition, as from January 2020, the International Maritime Organization (IMO) set a limit for sulphur in fuel oil used onboard ships of 0.50% m/m (mass by mass), aimed at significantly reducing the amount of sulphur oxide emissions by ships, down from the previous 3.50% m/m (mass by mass), which could increase our shipping costs and, as a consequence, decrease our gross margin.
We rely on access to third-party licensed technology and related intellectual property, and if such rights cease to be available to us on commercially reasonable terms, or at all, or if any such third party ceases to provide us with technical support under license or technical services agreements, certain of our production facilities, our operating results and financial condition could be adversely affected.
We use technology and intellectual property licensed from third parties in the regular operation of our business, particularly in the operation of certain machinery and equipment required for the production of certain of our products such as our first and second generation products, and we may continue to rely on access to third-party technology and intellectual property in the future.
There can be no assurance that we will be able to continue to obtain or renew any such necessary technology and licenses on acceptable terms, or at all. Failure to obtain or renew the right to use third-party technology or intellectual property on commercially reasonable terms, or to maintain access to satisfactory technical support, could ultimately lead to stoppages in our production processes and preclude us from selling certain products, which could have a material adverse impact on our operating results and financing condition.
Additionally, our inability to maintain existing access to third-party technology, licenses and technical support on commercially reasonable terms, or at all, or to obtain additional technology, licenses or technical support necessary to manufacture current products or develop new ones, could require us to obtain substitute technology or licenses at a greater cost or of lower quality or performance standards, or require us to carry out unscheduled interruptions of our production facilities. There can be no assurance that we will be able to replace any such third‑party technology, intellectual property or technical support service for any adequate substitute technology, intellectual property or technical support in a timely manner to avoid any unscheduled interruption of our production processes or facilities, or in a cost-efficient manner. Any of these circumstances could harm our business, financial condition and results of operations.

Capital projects can take many years to complete, and market conditions could deteriorate significantly between the project approval date and the project startup date, negatively impacting project returns. If we are unable to complete projects and investments at their expected cost and in a timely manner, or if the market conditions assumed as a basis for our project economics deteriorate, our business, financial condition, results of operations and cash flows could be materially and adversely affected.
Delays or cost increases related to investment programs involving engineering, procurement and construction of facilities could materially adversely affect our ability to achieve forecasted rates of return and results of operations and financial position. Delays due to required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to contract with our customers and supply certain products we produce.
Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including, but not limited to:
•denial of or delay in receiving requisite regulatory approvals or permits;
•unplanned increases in the cost of construction materials or labor;
•disruptions in transportation of gear or construction materials;
•change in the market conditions assumed as a basis for our project economics;
•adverse weather conditions, natural disasters, epidemics, pandemics or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers, shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages; and
•non-performance by, or disputes with, vendors, suppliers (including those responsible for transportation of supplies), contractors or subcontractors. Any one or more of these factors could have a significant impact on our ongoing projects.
If we are unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our business, financial condition, results of operations and cash flows.
Our insurance coverage may be ineffective, either due to the lack of coverage for any claim, or due to insufficient coverage limits in the event of damage.
We maintain property, business interruption, general liability, environmental, construction, marine, credit and other types of insurance that we believe are appropriate for our business and operations as well as in line with industry practices. However, we are not fully insured against all potential hazards and incidents inherent in our business, including losses resulting from natural disasters, wars or terrorist acts in Brazil. Changes in insurance market conditions have caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations. Also, in the event of an accident, we are required to undergo a regulatory assessment through which the insurance coverage needs to be confirmed. If coverage is not confirmed, there will be no indemnity to be paid.
Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit the ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our financing agreements.
Our level of indebtedness and our leverage, together with changes to our ratings and those of our debt securities by the main credit rating agencies, could have certain material consequences to us, including the following:
•limit our ability to obtain additional financing for working capital, additions to fixed assets, product development, debt service requirements, acquisitions and general corporate or other purposes;
•limit our ability to pay dividends;

•a portion of our cash flows from operations must be set aside for the payment of interest on existing indebtedness and is therefore not available for other purposes, including for operations, additions to fixed assets and future business and investments opportunities;
•limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;
•we may become vulnerable in a downturn in general economic conditions; and
•we may be required to adjust the level of funds available for additions to fixed assets.
As a result of the factors listed above, our financial condition and results of operations may be adversely affected.
Any downgrade in the ratings of Brazil, our Company or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.
Currently, Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or Standard & Poor’s, and Fitch Ratings Ltd., or Fitch, maintain our ratings on a global and national basis. Moody’s Investors Service, Inc., or Moody’s, only maintains our ratings on a global basis. On a global basis, we maintain ratings at: (i) Standard & Poor’s of BBB- with a stable outlook (ii) Fitch Ratings of BBB- with a stable outlook and (iii) Moody’s of Ba1 with a stable outlook. Our ratings are higher than the Brazilian sovereign rating by all these three main rating agencies. On a national basis, we maintain investment grade rating at: (i) Standard & Poor’s of brAAA with a stable outlook and (ii) Fitch Ratings of AAA with a stable outlook.
Our credit rating is sensitive to any change in the Brazilian sovereign credit rating. The credit rating of the Brazilian federal government was downgraded in January 2018.
In 2020, the COVID-19 pandemic significantly impacted economic activity and markets around the world, and its severity, magnitude and duration are highly uncertain, rapidly changing and difficult to predict. Actual and potential impacts of the COVID-19 pandemic on the global economy, the economies of certain countries and certain companies has led ratings agencies to review and downgrade the credit ratings of sovereigns and issuers of securities around the world. In May 2020, Fitch Ratings revised the outlook of the Brazilian sovereign credit rating to negative from stable. In November 2020, Fitch Ratings affirmed the negative outlook and later in May 2021, Fitch Ratings reaffirmed Brazil’s rating of BB- maintaining the same outlook.
Any decision by these rating agencies to downgrade the Brazilian sovereign credit rating, our ratings and the ratings of our debt securities in the future would likely result in higher interest rates and other financial expenses related to the loans and debt securities, and the inclusion of financial covenants in the agreements regulating such new debts, which may significantly reduce our ability to raise funds under satisfactory conditions or in the amounts necessary to ensure our liquidity, as well as force us to issue cash collateral as a result of our covenants, or letters of credit to back collaterals given by us.
We may be subject to attempts to acquire our control, which may lead to significant changes in management, the strategies that we are currently pursuing, or in our current corporate governance practices.
We may be subject to attempts to acquire our control. In the event there is a change in our corporate control, there might be significant changes in management, the strategies that we are currently pursuing, or in our current corporate governance practices.
For example, in June 2018, we were informed by Novonor S.A. – Em Recuperação Judicial, or Novonor, formerly called Odebrecht S.A., about discussions that were being held between Novonor and LyondellBasell Industries N.V., or, LyondellBasell, regarding a potential transaction involving the transfer to LyondellBasell of all of Novonor’s interest in us. In June 2019, we were informed by Novonor that such discussions for a change of control transaction with LyondellBasell had been terminated. We cannot assure you that such negotiations will not be resumed, or that Novonor will not initiate discussions with other parties regarding a change of control transaction in the future.

On August 7, 2020, we received a correspondence from our controlling shareholder, Novonor, informing that, in order to fulfill certain commitments assumed with bankruptcy and non-bankruptcy creditors (credores concursais e extraconcursais), it had taken preliminary measures to structure a process for the private sale of up to its total equity ownership in our company, which, if implemented, will result in the change of our corporate control, adopting the necessary measures to organize such process, with the support of legal and financial advisors.
On December 15, 2021, we received a letter sent jointly by our shareholders Novonor and Petróleo Brasileiro S.A. regarding the progress of discussions for the potential sale of their equity interests in us. In such communication, Novonor and Petrobras disclosed that they agreed to seek the adoption of the necessary measures: (i) for the sale, through a secondary public offering, of up to all our class A preferred shares held directly or indirectly by them; (ii) to enable Braskem’s migration to the Novo Mercado listing segment of the B3, including in relation to necessary changes to Braskem’s corporate governance, which shall be subject to applicable approvals at the appropriate time and negotiation of a new shareholders’ agreement to conform their rights and obligations to such amended governance structure; and (iii) after the conclusion of Braskem’s potential migration to the Novo Mercado listing segment, carry out the sale of the remaining common shares held directly or indirectly by them and issued by us. The effective implementation of the commitments assumed by Novonor and Petrobras is subject, among other factors, to relevant approvals and market conditions. We are unable to predict the result of the implementation of the commitments assumed, as well as their possible impacts.
In addition, although we are not currently a party to any pending bankruptcy or other judicial restructuring proceedings in Brazil or elsewhere, we are exposed to certain risks related to the Novonor Judicial Restructuring Proceedings (for more information about Novonor’s judicial restructuring proceedings, see “—Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs”), including risks related to the change of our corporate control resulting from decisions taken or agreed under such proceedings and the consequences derived therefrom. We have no control over the Novonor Judicial Restructuring Proceedings, and no assurance can be given on the outcome of the Novonor Judicial Restructuring Proceedings or their effect on us.
Additionally, all common and preferred shares issued by Braskem and held by NSP Investimentos S.A., or NSP Inv. were pledged with fiduciary assignment (alienação fiduciária) as a collateral given under certain financing agreements entered into by Novonor and certain of its subsidiaries with specific non-bankruptcy creditors (credores extraconcursais). It is possible that, under certain circumstances, the pledge over such shares may be enforced, with the consequent sale of the shares, which could result in a change of Braskem's control and other consequences arising therefrom.
Some of our shareholders may have the ability to determine the outcome of corporate actions or decisions, which could affect the holders of our class A preferred shares and the ADSs.
Novonor S.A. (Novonor), directly or through its wholly-owned subsidiary NSP Inv., owns 38.32 % of our total share capital, including 50.11% of our voting share capital, and Petrobras holds 36.15% of our total share capital, including 47.03% of our voting share capital. Nominees of Novonor constitute a majority of the members of our board of directors. Under a shareholders’ agreement to which Novonor and Petrobras are parties, which we refer to as the Braskem S.A. Shareholders’ Agreement, all matters that may be resolved at a shareholder’s meeting or by our board of directors shall be decided by consensus among Novonor and Petrobras (except for our business plan, which is approved separately by the directors appointed by Novonor, as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements” in our 2020 Annual Report), taking into account our best interest. Furthermore, the shareholders’ agreement provides for the possibility (and not the obligation), if deemed necessary, to hold prior meetings, as a legitimate mechanism for alignment between Novonor and Petrobras, with a view to ensuring consistency and uniformity in their decisions, which could affect holders of class A Preferred Shares and American Depositary Shares (“ADSs”).
Furthermore, on June 17, 2019, Novonor, together with certain of its controlling and controlled entities, filed a petition for judicial restructuring before the First Judicial Bankruptcy Court of the State of São Paulo, Brazil, seeking a judicial restructuring and emergency relief staying certain foreclosure actions by their secured creditors (the “Novonor Judicial Restructuring Proceedings”). The Novonor Judicial Restructuring Proceedings does not include us.
We are exposed to certain risks related to the Novonor Judicial Restructuring Proceedings, such as risks related to the change of our corporate control resulting from decisions taken and/or agreed in the context of such proceedings and the consequences derived thereto, including but not limited to significant changes in our management and our strategy that may be undertaken by any new controlling shareholders that may arise from the conclusion of these proceedings. We have no control over the Novonor Judicial Restructuring Proceedings, and no assurance can be given on the outcome of the Novonor Judicial Restructuring Proceedings or their effect on us.

We may face conflicts of interest in transactions with related parties.
We maintain trade accounts receivable and current and long-term payables with related parties, including Petrobras, which is our Brazilian supplier of naphtha and other raw materials such as propylene, ethane, propane and light refinery hydrocarbon. These trade accounts receivable and trade accounts payable balances result mainly from purchases and sales of goods, which are made based on international price references. These and other transactions between us and our related parties can result in conflicting interests, which may adversely affect our results of operations and financial condition.
We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could adversely affect our business.
We may from time to time acquire or invest in complementary companies or businesses. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration, international market and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our management’s attention from other business issues and opportunities. We may not be able to integrate successfully the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may adversely affect our operating results.
Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with any of our shares, it could be dilutive to our shareholders. To the extent, we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.
In addition, we cannot guarantee that we will succeed in identifying, negotiating or concluding any asset divestment plan. If we fail to implement an asset divestment plan, it could adversely affect our financial condition and results of operations.
We may face unforeseen challenges in the operation of our Mexico Complex, which could result in this business unit failing to provide expected benefits to us.
During the first half of 2016, we concluded the construction phase of an olefins complex, or the Mexico Complex, located in the Mexican state of Veracruz. For more information about this, which we refer to as the Mexico Complex, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures—Joint Venture—Mexico Complex” in our 2020 Annual Report.
To develop our Mexico Complex, Braskem Idesa disbursed significant capital and incurred significant debt. Our ability to achieve the strategic objectives of this business unit will depend largely on its successful operation. Factors that could affect the operation of this business unit include:
•general economic, political and business conditions in Mexico;
•global demand for, and supply balance of, PE;
•the occurrence of unforeseen technical and mechanical difficulties that may interrupt production or lead to unexpected downtime of the Mexico Complex’s plants;
•any material default by Pemex TRI under the ethane supply agreement (see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico” in our 2020 Annual Report);

•any termination, cancelation or modification of the ethane supply agreement for any other reason (see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico” in our 2020 Annual Report);
•the failure by Cenagas to renew the agreement for transportation of natural gas to our Ethylene XXI Project (see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on natural gas transportation service by Cenagas” in our 2020 Annual Report);
•the ability of Braskem Idesa to service its debt;
•an unstable and non-continuous supply (including the transportation of supplies) of ethane,natural gas and other inputs, including energy and water (see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—We depend on ethane supplied by Pemex TRI in Mexico” in our 2020 Annual Report); and
•increased competition from domestic or foreign competitors and/or the emergence of new domestic or foreign competitors.
In early December 2020, Braskem Idesa received a notification from Cenagas (Centro Nacional de Control del Gas Natural), a Mexican state-owned agency responsible for all natural gas pipelines and transportation in Mexico, related to the unilateral termination by Cenagas of the service of natural gas transportation, an essential energy input for the production of PE in our Mexico Segment. As a result, in compliance with safety protocols, Braskem Idesa initiated procedures for the immediate interruption of its operating activities. Later in January 2021, Braskem Idesa partially resumed its operations based on an experimental business model to produce PE. Braskem Idesa has taken legal measures pursuant to the ethane supply agreement entered into with Pemex. Braskem Netherlands B.V, which is Braskem Idesa’s direct shareholder, has also taken legal measures under applicable international investment protection standards to protect the interests of Braskem Idesa and its parent company with regard to their investment in Mexico. Such measures include a negotiation period to attempt to resolve the dispute between the parties. For additional information, see “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof” and “We depend on ethane supplied by Pemex TRI in Mexico.”
In the first quarter of 2021, Braskem Idesa entered into the following agreements under a strict reservation of all of its rights: (i) a memorandum of understanding with Pemex TRI setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa’s shareholders and creditors; and (ii) a natural gas transport service agreement with Cenagas for a term of 15 years, which was conditioned upon the execution of the definitive agreement referenced in item (i) above. Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas, which had been unilaterally terminated by Cenagas in December 2020. The existing ethane supply agreement between Braskem Idesa and Pemex TRI has not been modified and remains in full force and effect. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders and creditors.
In September 2021, Braskem Idesa signed the following documents: (i) an amendment to the ethane supply contract with Pemex revising certain of its terms; and (ii) an agreement with Pemex and other government entities that establishes support measures for the project to build an ethane import terminal, with the capacity to meet all of Braskem Idesa’s raw material needs. In October, Braskem Idesa obtained the applicable corporate approvals, including the final approval of its shareholders and creditors regarding the executed agreements, resulting in the entry into force of the agreements describe above.
We cannot assure you that the Mexico Complex will provide the expected benefits to us, even after having completed five calendar year of operations. Any significant interruption could hinder or prevent the implementation of our business plan as originally conceived, and result in revenue and net income below what is expected. Further, any material adverse effect on the financial condition or results of operations of the Mexican complex may adversely impact our own financial condition and results of operations. See also “—We depend on ethane supplied by Pemex TRI in Mexico.”

Adjustments in tariffs on imports that compete with our products could cause us to lower our prices.
The first, second and third generation of petrochemical products currently rely on imports tariffs imposed by Mercosur member states to balance competition in the Mercosur domestic market. However, the Brazilian government has in the past used import and export tariffs to implement economic policies, resulting in varying tariff levels. For example, in November 2021, the Brazilian government enacted Resolution GECEX No. 269 providing for temporary reduction in Brazil by 10% of the import tax rates set forth in Resolution No. 125 of the Foreign Trade Chamber, of December 15, 2016. As a result, the current rates for PP, PE and PVC resins were lowered from 14% to 12.6%. The new rates came into force on November 12, 2021 and shall be effective, initially, until December 31, 2022.
Adjustments of tariffs could lead to increased competition from imports and cause us to lower our domestic prices and impact the demand for our products, which would likely result in lower net revenue and could negatively affect our overall financial performance. Additionally, the products we export to the United States and Europe are subject to tariffs in the amount of 6.5% in each jurisdiction, subject to certain preferences. These tariffs generally balance the level of competition of our products produced locally and any future adjustments to these tariff structures could negatively impact our sales in these jurisdictions. Future trade agreements entered into by Brazil, the Mercosur, the United States or the European Union could also lead to increased competition from imports and lower domestic prices.
Changes in U.S. and global trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.
The international environment in which we operate is affected from inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy, there are, and there may be additional changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States, particularly those manufactured in China, Mexico and Canada. Future actions of the U.S. administration and that of foreign governments, including China, with respect to tariffs or international trade agreements and policies remains currently unclear.
The escalation of a trade war, tariffs, retaliatory tariffs or other trade restrictions on products and materials either exported by us to China or raw materials imported by us from China, or other countries, may significantly hinder our ability to provide our products to customers in China or other affected locations. Such developments may result in a decrease in demand for our products as well as delays in payments from our customers. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions, or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where our customers are located, could lead to a rebalancing of global export flows and an increase in global competition, which in turn could adversely affect our business, financial condition, results of operations and cash flows.
We may be affected by instability in the global economy and by financial turmoil.
Instability in the global markets and in the geopolitical environment in many parts of the world as well as other disruptions may continue to put pressure on global economic conditions. In the event global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate, we may experience material impacts on our business, results of operations and financial condition.
We may not be able to specify in details technical specifications required by our customers’ or updated mechanisms to promptly attend regulatory requirements, and we could be subject to damages based on claims brought against us or our customers as a result of the failure of our products specification.
Our products specification may not meet certain technical or regulatory requirements, specifications or standards. In addition, our customers may impose stricter requirements on our products or governments may enact stricter regulations for the distribution, sale or use of our products. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.
As with all quality control systems, any failure or deterioration of our quality control systems could result in defects in our products, which in turn may subject us to contractual, regulatory, product liability and other claims, which could have a material adverse effect on our reputation, business, financial condition and results of operations.

We may not be able to obtain or renew all licenses, permits and authorizations necessary for conducting our business.
We are subject to a wide variety of federal, state and municipal laws, regulations and licensing requirements, and depend on obtaining licenses, permits and authorizations to carry out our activities.
We cannot guarantee that we will be able to maintain, renew or obtain any new authorization, license, grant, or permit, in a timely manner, or that any additional requirements will not be imposed in connection with such renewal order.
Failure to obtain or maintain the permits, authorizations and licenses necessary for our operations, or failure to obtain or timely maintain them, may result in fines, loss or early termination of permits, authorizations and/or licenses, as well as closing of facilities, or breach of financing and commercial contracts, which could have a material adverse effect on our results of operations and financial condition.
Our business and operations are inherently subject to environmental, health and safety risks. As a result, our business is also subject to several stringent regulations, including environmental regulations.
As a company operating in the petrochemical industry, our operations, operated by us or third parties, involve the generation, use, handling, storage, transportation (mainly by pipeline, road, train, fluvial and maritime), treatment, discharge and disposal of hazardous substances and waste into the environment. Notwithstanding our environmental, health and safety standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business or reputation. Our industry is generally subject to significant risks and hazards, including fire, explosions, toxic gas leaks, contamination of soil and water, spilling of polluting substances or other hazardous materials, smoke or odor emission, failure of operational structures and incidents involving mobile equipment, vehicles or machinery, associated or not with the manufacture of petrochemicals and the storage and transportation of feedstock and petrochemical products. These events may occur due to technical failures, human errors or natural events, among other factors, and could result in significant environmental and social impacts, damage to or destruction of production facilities and communities, personal injury, illness or death of employees, contractors or community members close to our operations or close to our logistic routes, terminals and pipelines, environmental damage, delays in production, and, in certain circumstances, liability in civil, labor, criminal and administrative lawsuits, difficulties in obtaining or maintaining operating permits and environmental licenses, and impacts on our reputation, among other consequences.
In addition, our operations, operated by us or third parties, could generate impacts to the communities, from our regular operations, as well as in the management of the existing environmental liabilities, which may result in environmental, material and human damages, fines and sanctions, including loss of operating license, in addition to damage to our image and reputation.
For example, over 30 years ago, a leak of chemical products occurred from a tank installed on a property owned by the company Companhia Carbonos Coloidais (“CCC”), located in Madre de Deus, in the State of Bahia. These products were property of the company Tecnor Tecnolumen Química do Nordeste Ltda. (“Tecnor”) and may have been acquired by domestic producers at the time, including by Companhia Petroquímica de Camaçari, a company that subsequently was merged into Braskem. Both CCC and Tecnor are companies that have never had any corporate relations with Braskem and no longer have any operating activities.
Given our experience in the chemical and petrochemical industry and related products, the authorities requested Braskem's collaboration for analysis, studies and environmental remediation, with monitoring by local authorities, which has been occurring since 2003. Following the agreement between the City of Madre de Deus, the Public Ministry of the State of Bahia and the “CCC” in 2015, by means of an Amendment to this Term of Commitment, Braskem is supporting the implementation of a vacancy program of an area near to the “CCC” property, declared as public utility by the City Hall in February of 2021. The vacancy of about 197 properties is necessary for the safe continuity of the remediation. For the program implementation, we estimate the approximate amount of R$234 million, which has been provisioned.

Changes to applicable laws may impose changes on standards we have already implemented, which can take time to review and update. For example, we have concluded or are currently concluding studies related to dams located at certain of our industrial sites as a result of a change in Brazilian law that now requires that all water and waste dams have a safety plan for these structures. The detailed assessments of our dams indicated some risks with regard to two structures located in Triunfo, in the State of Rio Grande do Sul. Environmental studies that we have commissioned have indicated instances of environmental contamination at certain of our plants. If the laws and regulations applicable to risks and safety plans change, we may be required to revise the studies that we have carried out, or take further action to rectify potential issues that would not need to be addressed under current laws and regulations. In addition, we and certain of our executive officers have received certain notices related to minor environmental violations and are or have been subject to investigations or legal proceedings with respect to certain alleged environmental violations. These environmental issues, and any future environmental issues that may arise, could subject us to fines or other civil or criminal penalties imposed by Brazilian authorities.
Also, under Brazilian federal and state environmental laws and regulations, we are required to obtain operating licenses and permits for our manufacturing facilities. If any of our environmental licenses or permits lapse or are not renewed or if we fail to obtain any required environmental licenses or permits or does not to meet the conditions established in the licenses or environmental permits, we may be subject to fines ranging from R$500 to R$50 million, and the Brazilian government may reverse mentioned licenses or permits, partially or totally suspend our activities and impose other civil and criminal sanctions on us, including our managers.
Pursuant to Brazilian environmental legislation and regulations, our corporate veil may be pierced to ensure that sufficient financial resources are available to parties seeking compensation for damage caused to the environment. In this sense, officers, shareholders and/or business partners or affiliates may, together with the polluting company, be held liable for damage to the environment.
In addition, our production and logistics processes are subject to inherent safety risks, which may lead to injuries, disability or death of our employees or individuals participating in such processes and communities, as well negatively impact the environment. Such risks cannot be entirely eliminated or mitigated even with full compliance with all safety measures applicable to us or required by laws or regulations. We may face a negative impact on our image and reputation, and on our business, financial condition and results of operations.
Until May 2019, we operated rock salt extraction wells located in Maceió, in the state of Alagoas. The operation was permanently interrupted due to the indication that it would have contributed to the occurrence of relevant subsidence in the region of four districts, with the occurrence of damage to properties and public roads located in the region. Several individual and collective lawsuits were filed in the state of Alagoas in relation to this geological event.
We have been taking the necessary actions to safely close and monitor the 35 existing salt wells based on technical analysis by independent international experts and in accordance with the closure plan approved by the ANM. As of September 30, 2021, for four wells, the recommendation was to fill them with solid material, a process that is expected to take three years, and to monitor 31 others. The filling of the first wells has already started, however, the closure of the mining fronts involves actions that will take a few years to be completed, with the possibility of a long period of monitoring and reviewing strategies, including the possible need to fill other wells.
Based on further discussions that took place in December 2021, there was an internal definition to fill with solid material five additional salt mining wells, for a total of nine salt mining wells to be filled with solid material. For the other 26 remaining wells, the approved plan remains the same.
In December 2021, an important development in the environmental assessment occurred, which resulted in the preliminary proposal of actions for dealing with the environmental impacts identified, which will follow the protocols set forth in the agreement for socio-environmental reparation entered into on December 30, 2020.
Our actual costs related to this matter, considering the actions for closing and monitoring the salt wells, environmental actions and other technical matters for which the amount of R$1,991.7 million has been provisioned (R$1,938.5 million net of the adjustment to present value) as of September 30, 2021 may be materially altered based on a variety of factors, including, but not limited to, the result of the monitoring and backfilling actions of the wells, potential future determinations by ANM, unforeseen technical difficulties or costs, or other factors.
Also due to the geological event, since 2019 we have been supporting the adoption of the necessary measures to guarantee the safety of the population, with the definition of a protected area in the region where the 35 wells are located and the creation of the Financial Compensation and Support for Relocation Program (“PCF”) to serve people, having entered into agreements in connection with public civil actions filed by the competent authorities:

•ACP Labor settlement: we committed to disbursing R$40 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in Maceió, in the state of Alagoas. This agreement has been fulfilled in its entirety.
•ACP of Residents settlement: we committed to supporting the relocation and compensating residents, merchants, business owners and property owners located in the risk areas defined in the Civil Defense Map subject to relocation, by offering proposals for financial compensation and entering into individual agreements ratified in court (as of December 31, 2021, the risk area encompasses approximately 15,000 properties); and
•ACP Socio-environmental settlement: we committed to (i) adopting the necessary measures to stabilize the cavities and monitor the soil, implementing the measures of the mine closure planning presented to ANM and subject to its approval; (ii) repairing, mitigating or compensating potential environmental impacts and damages resulting from the mining activities (salt extraction) in the city of Maceió, to be defined by an Environmental Diagnosis developed by an expert and independent company approved by the Prosecutor’s Office; (iii) allocating R$1.28 billion to implement measures in the vacated area, actions related to urban mobility and to compensate potential socio-urbanistic impacts and damages; and (iv) allocating R$300 million for social collective moral damages.
For instance, on February 2, 2021, we were notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos (“CBTU”) against us, related to the temporary suspension of the CBTU’s operation in the stretch of the railway line located in the risk area defined by the Civil Defense of Maceió, State of Alagoas. CTBU seeks to receive damages in the amount of R$222.1 million. CTBU also seeks the construction of anew railway line, with an estimated cost of R$1.1 billion. The claim is at a preliminary stage and an order to stay was granted as the parties are holding discussions to reach a better understanding of the matter.
Based on our assessment and that of our external advisors, taking into account the short and long-term effects of the technical studies, the existing information and the best estimate of the expenses for implementing the various measures related to the geological event in Alagoas, the provision recorded as of September 30, 2021 was R$8,045.5 million, of which R$5,002.8 million is under current liabilities and R$3,042.7 million is under non-current liabilities. As of December 31, 2020, we recorded a provision of R$9,175.8 million, of which R$4,349.9 million is under current liabilities and R$4,825.8 million is under non-current liabilities.
The provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including changes in time, extension and way of execution of action plans; new repercussions or developments relating to the geological event; and the conclusion of possible studies that indicate recommendations of experts, and other new developments on the topic.
The measures related to the mine closure plan are subject to the analysis and approval of ANM, the monitoring of results of the measures under implementation, as well as the changes related to the dynamic of geological events.
Continuous monitoring is crucial to confirm the result of current recommendations. As a result, the plans for closing the wells may be revised according to the need to adopt technical alternatives to stabilize the subsidence resulting from rock salt extraction. Furthermore, the completion of studies to confirm the natural filling of cavities and the assessment of the future behavior of the cavities that will be monitored by sonar may indicate the need for additional measure for stabilization.
The claims to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-Environmental Remediation Agreement, to be financed by Braskem, will be proposed according to the environmental diagnosis, to be conducted by a specialized and independent company. Once all discussions with the regulatory authorities and agencies are concluded as provided for under the agreement, an action plan will be developed, which will become part of the measures for a Plan for Recovering Degraded Areas (PRAD).
At this time, preliminary actions for dealing with the environmental impacts have been identified, but we are unable to predict the final outcome of the environmental analysis, as well as any costs in addition to the estimated costs already provisioned by us.
Additionally, the Socio-Environmental Remediation Agreement provides for the possible adhesion of other entities, including the Municipality of Maceió. In this context, we are negotiating our claims with the Municipality of Maceió. So far, we cannot predict the results and deadline for completion of such negotiation, as well as its possible scope and associated expenses.

It is not possible to anticipate all the new claims, for indemnity or other natures, which may be presented by individuals or groups who understand that they have suffered impacts and/or damage in any way related to the geological phenomenon and the vacancy of risk areas. We are still facing (see Note 24 of the September 2021 Financial Statements Report) and may face several lawsuits, including individual lawsuits filed by individuals or legal entities not served by the PCF or that disagree with the individual proposal agreement, new collective demands and claims filed by public service concessionaires, so it is not possible to estimate the number of possible claims, their nature or amounts involved. We cannot assure you that there will be no future developments relating to the geological event in Alagoas, or the relocation program and related measures related to vacated areas and its surroundings.
Therefore, we cannot rule out future developments related to the geological event in Alagoas or its associated expenses, and the costs to be incurred by us may differ from our estimates and provisions.
For additional information, see “Item 8. Financial Information—Legal Proceedings—Alagoas – Mining Activities” in our 2020 Annual Report.
In addition, we and other petrochemical producers are subject to stringent federal, state and local environmental laws and regulations concerning human health, the handling, storage, transportation, treatment, discharge and disposal of hazardous substances and waste into the environment. Our operations in Brazil, including those of our subsidiaries Cetrel and DAC, which are responsible for providing environmental services, waste water treatment and water supply to the Camaçari Complex in the state of Bahia, for example, are subject to extensive federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment and disposal of hazardous substances and waste materials. The Brazilian government enacted the Environmental Crimes Law in 1998 that imposes criminal penalties on corporations and individuals that cause environmental damage. Corporations found to be guilty of polluting the environment may be fined up to R$50.0 million, have their operations suspended, be prohibited from contracting with the government, be required to repair damage that they caused and lose certain tax benefits and incentives. Executive officers, directors and other individuals may also be imprisoned for up to five years if environmental violations activities are found to have taken place.
Our operations in the United States, Germany and Mexico are subject to extensive U.S., German, European and Mexican federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. U.S. environmental laws and regulations may impose liability on us for the conduct of third parties, or for actions that complied with applicable requirements when taken, regardless of negligence or fault. Of particular significance to us are (1) regulatory programs to be established to implement air quality standards under the National Ambient Air Quality Standards for ozone and fine particles promulgated by the U.S. Environmental Protection Agency, or the EPA, and (2) various legislative and regulatory measures in the United States that are under review, discussion or implementation to address greenhouse gas emissions. In Mexico, we adhere to the comprehensive responsibility program promoted by the Mexican National Chemical Industry Association (Asociación Nacional de la Industria Química de Mexico – ANIQ), which is based on the responsible care standard adopted in the United States and Canada. We are also signatories of the Responsible Care program in the United States and Brazil that was launched by certain entities of the chemical industry sector worldwide.
Such existing stringent environmental and related regulations require significant capital expenditures, including investments, waste and wastewater treatment, emissions management, environment licenses, environmental liabilities and other environmental expenditures. In addition, evolving regulatory requirements could require significant additional capital expenditures depending on the timing of the adoption and enforcement of specific standards imposing such requirements. In addition, changes in environmental regulations could inhibit or interrupt our operations or require modifications to our facilities. Accordingly, environmental, health or safety regulatory matters may result in significant unanticipated costs or liabilities.
We may also, from time to time, be involved in certain claims, disputes or litigation proceedings concerning environmental risks and liabilities, health and safety hazards, among others. For more information, please see “Item 8. Financial Information––Legal Proceedings” in our 2020 Annual Report.
We could be materially adversely affected by the impacts of the Global Settlement.
On December 14, 2016, we entered into a leniency agreement with the MPF (the “Leniency Agreement”), which was ratified by the competent Brazilian court on June 6, 2017. On December 21, 2016, we filed a plea agreement in the United States District Court for the Eastern District of New York under which we agreed to plead guilty to a one-count criminal information charging us with conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”). On the same date, we consented to the entry of a final judgment in a civil action brought by the SEC based on civil violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA. The competent federal courts in the United States approved the U.S. Department of Justice (the “DoJ”) and SEC resolutions on January 26, 2017 and February 28, 2017, respectively. In addition, on December 21, 2016, the OAG closed its investigation of these matters. We refer to these actions as the Global Settlement. Under the Global Settlement, we agreed to pay to the governmental authorities in these jurisdictions an aggregate amount of US$957 million (equivalent to R$3.1 billion), based on the exchange rate of R$3.27 per U.S. Dollar, applicable at the time of the negotiation.
The MPF will distribute the majority of the amount it receives as restitution to third parties for damages caused by the misconduct. Pursuant to the Global Settlement, the MPF agreed to communicate with other public authorities or entities, as well as stated-owned companies and mixed-capital companies with which Braskem enters into discussions to address the facts under the Global Settlement and avoid making duplicate restitution payments. In this context, as announced to the market on July 10, 2018, and disclosed in a material fact on May 27, 2019, we have cooperated and engaged in negotiations with the Ministry of Transparency and Controllership (CGU) and the Office of the Attorney General (AGU) in Brazil, and our Board of Directors approved the signing of a leniency agreement with the CGU and the AGU (the “CGU/AGU Agreement”).
The CGU/AGU Agreement, in the amount of R$2.9 billion, to be adjusted by the SELIC rate, addresses the same facts that are the object of the Global Settlement executed in December 2016 with the Brazilian Federal Prosecution Office (MPF), the DoJ, the SEC and the Swiss Office of the Attorney General (“Global Settlement”). Of this amount, R$2.5 billion will be offset by the amount that Company already had undertaken to pay under the scope of the Global Settlement, resulting in an additional disbursement of R$410 million.
As of September 30, 2021, we had paid R$2.7 billion, as follows:
•R$559.9 million to the AGU, CGU and MPF;
•R$296.6 million (US$94.9 million) to the DoJ;
•R$407.3 million (CHF94.5 million) to the OAG;
•R$1,282.5 million to the MPF; and
•R$206.5 million (US$65.0 million) to the SEC:
There is still R$1.1 billion under the MPF Agreement and CGU/AGU Agreement, in four annual installments adjusted by the variation in the SELIC rate and due by January 30, 2025. To guarantee payment of these upcoming installments, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.
By reason of the Global Agreement, we will continue to cooperate with these relevant governmental authorities and improve our governance and anti-corruption compliance practices. Over the three years between 2017 and 2020, we were subject to independent monitoring as a result of the Agreements. Such monitors were responsible for verifying compliance with the Global Agreement, as well as the effectiveness of our internal controls, policies and procedures to reduce the risk of non-compliance with anti-corruption laws.
In March 2020, based on the certification report issued by the independent monitors who have monitored us for the past three years, the MPF confirmed the monitoring conclusion, the effectiveness of our compliance program and compliance with the obligations of the MPF Agreement. Later, on May 13, 2020, the DoJ and the SEC confirmed the end of the monitoring provided for in the agreements with such authorities.
We remain under external monitoring with the AGU/CGU until the end of 2022. At this time, all compliance obligations are being met as recommended by the authorities.
The Global Settlement does not prevent Braskem from being held liable to any legitimate third party, which may seek indemnification for damages for the facts subject to the agreements, including other authorities with jurisdiction over us may seek to impose monetary sanctions or fines on, or to initiate investigative proceedings against us, which could adversely affect our results of operations and financial condition.
We cannot guarantee that the total amount agreed will be sufficient to fully repair any harm.

Unfavorable outcomes in pending or future litigation may reduce our liquidity and negatively affect our financial performance and financial condition.
We are, and in the future may be, involved in numerous tax, civil and labor disputes, among others, involving monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts. For certain of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for a portion of the amounts in controversy, based on our judgments as to the risk of loss for these lawsuits.
In July 2015, two putative class action lawsuits were filed against us and certain of our then-current and former officers and directors, or the Defendants, in the United States District Court for the Southern District of New York, or the U.S. Court. The Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleged that the Defendants made misrepresentations or omissions that inflated the price of Braskem S.A.’s stock in violation of U.S. securities laws.
On February 21, 2018, a hearing was held in which a decision was handed down for the final approval of the agreement regarding the entire class of investors and the dismissal of the case, and such agreement does not represent the admission of any wrongdoing or liability by Braskem. Said decision became final and unappealable.
On August 25, 2020, a lawsuit was filed against us and some of our current and former executives in the District Court of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem’s securities. The action is grounded in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas. On January 15, 2021, the court named two plaintiffs to act as lead plaintiffs in the action. On April 28, 2021, a lead plaintiff filed a consolidated petition with its initial arguments, defining as relevant period the acquisition of our securities between March 21, 2019 and July 8, 2020. We engaged a U.S. law firm to represent us in the class action and presented a motion to dismiss, which is pending review by the court.
Our management, based on its assessment and that of its external legal advisors, and given the initial phase of the class action mentioned above, it is not possible at the moment to reliably estimate the potential amount involved.
We cannot reliably predict the future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute.
In the context of the geological events occurred in Maceio, we entered into agreements for the termination of three public-interest civil actions (ACP Labor, ACP Socio-environmental and ACP of Residents). The terms of the settlements were as follows:
•ACP Labor settlement: we committed to investing R$40 million to fund a Business Recovery and Promotion of Educational Activities Program for residents and workers in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in Maceió, in the state of Alagoas. This agreement has been fulfilled in its entirety.
•ACP of Residents settlement: we committed to supporting the relocation and compensating residents, merchants, business owners and property owners located in the risk areas defined in the Civil Defense Map subject to relocation, by offering proposals for financial compensation and entering into individual agreements ratified in court (as of December 31, 2021, the risk area encompasses approximately 15,000 properties); and

•ACP Socio-environmental settlement: we committed to (i) adopting the necessary measures to stabilize the cavities and monitor the soil, implementing the measures of the mine closure planning presented to ANM and subject to its approval; (ii) repairing, mitigating or compensating potential environmental impacts and damages resulting from the mining activities (salt extraction) in the city of Maceió, to be defined by an Environmental Diagnosis developed by an expert and independent company approved by the Prosecutor’s Office; (iii) allocating R$1.28 billion to implement measures in the vacated area, actions related to urban mobility and to compensate potential socio-urbanistic impacts and damages; and (iv) allocating R$300 million for social collective moral damages.
It is not possible to anticipate all the new claims, for indemnity or other natures, which may be presented by individuals or groups who understand that they have suffered impacts and/or damage in any way related to the geological phenomenon and the vacancy of risk areas. We are still facing (see Note 24 of the September 2021 Financial Statements Report) and may face several lawsuits, including individual lawsuits filed by individuals or legal entities not served by the PCF or that disagree with the individual proposal agreement, new collective demands and claims filed by public service concessionaires, so it is not possible to estimate the number of possible claims, their nature or amounts involved, nor their outcome. We cannot assure you that there will be no future developments relating to the geological event in Alagoas, or the relocation program and measures related to vacated areas and its surroundings.
On October 21, 2021, the Tax Administration Service of Mexico (Servicio de Administración Tributaria – “SAT”) notified Braskem México Proyectos, SA de CV SOFOM ENR (“Braskem México SOFOM”) of its resolution arising from the audit of the income tax related to the fiscal year 2016 in relation to the following items: (i) exchange variation effect arising out of a financing agreement executed with a related party; and (ii) deductibility of interest payable to a related party abroad as a result of the aforementioned agreement. The tax assessment claimed by the SAT resolution amounts to approximately R$2,447.7 billion (US$450 million) as of October 2021. Braskem Mexico SOFOM filed an administrative appeal with suspensive effect against the aforementioned resolution and is awaiting for judgment. Supported by the opinion of Braskem Mexico SOFOM’s external lawyers, our management considers that there are robust defense arguments through which Braskem Mexico SOFOM could obtain a favorable decision in relation to the tax assessment and, according to such lawyers, the chances of loss of an administrative and judicial procedure are remote. Additionally, Braskem Mexico SOFOM has been maintaining dialogues with the SAT seeking to assess the possibility of an amicable solution to the matter, but it is not possible at the moment to predict the outcome of these discussions or whether a potential agreement would result in a material disbursement.
On August 26, 2019, the SAT notified Braskem Idesa in connection with its corporate resolution regarding the 2013 fiscal year audit that the aggregate amount of R$1,075.4 million (US$197.7 million) would be connected to certain improper deductions made by Braskem Idesa and that specific revenues were omitted for purposes of determining the income tax due in Mexico. On October 9, 2019, Braskem Idesa filed an administrative appeal with suspensive effect in view of the aforementioned resolution and is awaiting judgment. Supported by the opinion of Braskem Idesa’s external lawyers, our management considers that Braskem Idesa has strong arguments and evidence to obtain a favorable decision in relation to the tax assessment and, according to such lawyers, the chances of loss of an administrative and judicial procedures are remote. Additionally, Braskem Idesa has been maintaining dialogues with the SAT seeking to assess the possibility of an amicable solution to the matter, but it is not possible at the moment to predict the outcome of these discussions or whether a potential agreement would result in a material disbursement.
For more information about our legal proceedings, see “Item 8. Financial Information—Legal Proceedings” in our 2020 Annual Report.
Labor strikes may materially and adversely affect our operations.
Labor strikes in our plants and facilities may have a material adverse effect on our financial condition or results of operations. Future labor actions, including strikes, could have a material adverse effect on our financial performance.

Natural disasters, severe weather and climate conditions, or health epidemics could have a material adverse effect on our overall business.
Some of our facilities are located in places that could be affected by natural disasters, such as floods, earthquakes, hurricanes, tornados and other natural disasters, which could disrupt our operations or the operations of our customers or suppliers and could damage or destroy infrastructure necessary to transport our products as part of the supply chain. Additionally, other unanticipated problems such as health epidemics or pandemics, including the COVID-19 outbreak that began in China and spread to the rest of the world, could also cause operational disruptions of varied duration. Such events could require maintenance shutdowns, delay shipments of products or supplies or result in costly repairs, replacements or other costs, which could have a material adverse effect on our financial performance.
Our energy risk policy dictates that we purchase energy in advance at fixed prices through long-term contracts. However, the majority of Brazilian power generation capacity is provided by hydroelectric facilities. If the amount of water available to energy producers becomes scarce due to drought or diversion for other uses, the cost of energy may increase and our policy of purchases in advance at fixed prices through long-term contracts may be ineffective. In addition, if the amount of water available to industrial facilities becomes scarce, there may be a need to reduce production at the affected sites. Such conditions could have a material adverse effect on our sales and margins.
We could be materially affected by violations of the U.S. Foreign Corrupt Practices Act, the Brazilian Anti‑Corruption Law and similar anti-corruption laws.
We, our subsidiaries and our joint venture partners are subject to a number of anti-corruption laws, including Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, which entered into effect on January 28, 2014, the FCPA and various other anti-corruption and anti-bribery laws of other jurisdictions.
The FCPA, the Brazilian Anti-Corruption Law and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners, injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could have a material adverse effect on our business, financial condition, results of operations or liquidity. Furthermore, the Brazilian Anti-Corruption Law provides for joint and several liabilities between companies of the same economic group. See “—We could be materially adversely affected by the impacts of the Global Settlement.”
For example, in light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of Pemex to the Office of the Attorney General of Mexico, we, together with Braskem Idesa, in compliance with the standards established by Braskem’s Global Compliance System Policy and Braskem Idesa’s governance guidelines, approved the engagement of a U.S. law firm to conduct an independent internal investigation of the allegations. The investigation is ongoing and we are unable to estimate the date for its conclusion or the outcome. If the investigation concludes that there is evidence supporting any of the allegations, such findings could affect our business, reputation, financial condition, controls, and results of operations, as well as the liquidity and price of the securities issued by us.
Climate change may negatively affect our business, financial condition, results of operations and cash flow.
A considerable number of experts, international organizations, regulators and other analysts argue that global climate change has contributed, and will continue to contribute, to the increase in the unpredictability, frequency and severity of natural disasters (among but not limited to hurricanes, droughts, tornadoes, freezes, other storms and fires) in some parts of the world. As a result, several legal and regulatory measures, in addition to social measures, have been and will be established in several countries to reduce carbon and other greenhouse gas emissions and combat climate change globally. Such reductions in greenhouse gas emissions is expected to lead to an increase in energy, transport and input costs, in addition to requiring us to make additional investments in facilities and equipment. It is not possible to predict the impact of global climate change, if any, or legal, regulatory and social measures in response to climate change concerns, and whether such factors could negatively affect the business, financial condition, results of operations and operating cash flows.
Also, several countries are evaluating and seeking to implement carbon pricing policies for carbon emitting companies that are producers in these countries or that export products to these countries. If this occurs, our costs may be negatively impacted as we, as a petrochemical company, have a material carbon footprint.

Laws and regulations that seek to reduce greenhouse gases may be defined in the future, which could have a material adverse impact on our operating results, cash flows and financial condition. One of the possible effects of the increase in requirements related to the reduction of greenhouse gas emissions is the increase in costs, mainly due to the demand for the reduction of fossil fuel consumption and the implementation of new technologies in the production chain.
Additionally, the difficulty of adapting to climate change and reducing the emission of greenhouse gases in production processes and the value chain could negatively affect our business, financial condition, results of operations and cash flow.
We are exposed to behaviors of our employees and non-employees that may be incompatible with our ethics and compliance standards, and failure to timely prevent, detect or remedy any such behavior and/or process vulnerabilities may have a material adverse effect on our results of operations and financial condition.
We are subject to the risk that our employees, counterparties or any person doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal or business advantage. Investigations conducted by us internally or through outside counsel on potential violations of any applicable anti-corruption laws, including the FCPA by our employees or agents can be expensive and require significant time and attention from senior management. Our Anti-Corruption Program may not be completely effective for identifying, monitoring and mitigating these risks.
In the future, we may be required to conduct additional procedures and analyses with respect to our internal processes and controls that may lead to a delay in the conclusion of our audited financial statements and, as a result, prevent us from filing future annual reports in a timely manner. Any failure to timely file our annual reports in the future may have an adverse effect on our business.
If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and could affect our ability to make principal and interest payments on our debt obligations.
Any default under the agreements governing our indebtedness that is not cured or waived by the required lenders or noteholders could result in the holders of any such indebtedness accelerating the payment of amounts outstanding, which could make us unable to pay principal and interest on those and other obligations. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, we could be in default under the terms of such agreements. In the event of such default:
•the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;
•the lenders or noteholders under such agreements could elect to terminate their commitments thereunder and cease making further loans;
•the acceleration under such indebtedness may trigger cross-acceleration provisions under other financing arrangements entered into by us; and
•we could be forced into bankruptcy or liquidation.

In addition, certain of our contractual arrangements, including debt obligations, contain change of control provisions that, together with a ratings downgrade due to such a change of control, provide our counterparties with a termination right or the ability to accelerate the maturity of our indebtedness with them in the event of a change of our control without their consent. These provisions would be triggered in the event Novonor ceases to own, directly or indirectly, capital stock representing more than 50% of the voting power of our capital stock outstanding, or if its control power is reduced, and if because of such a change of control our ratings are downgraded under certain thresholds. As a result, if Novonor ceases to control, or in some cases, own a certain percentage of our common shares, whether as a result of the Novonor Judicial Restructuring Proceedings (or agreements entered into within the context of the Novonor Judicial Restructuring Proceedings) that result in a ratings downgrade, an alternative sale, foreclosure by secured creditors, reorganization, restructuring or other similar circumstance in connection with the Novonor Judicial Restructuring Proceedings or otherwise, if appropriate consents or waivers are not obtained, such counterparties could terminate such contracts or accelerate the maturity of such financing arrangements. The termination of any of our contractual arrangements or the acceleration of the maturity of any of our financing arrangements could have a material adverse effect on our business, financial condition, results of operations and cash flows, and ultimately result in the cross-acceleration of all of our indebtedness.
Furthermore, pursuant to the indentures governing our 3.50% Notes due 2023, 6.45% Notes due 2024, 4.50% Notes due 2028, 4.500% Notes due 2030, 7.125% Notes due 2041, 5.875% Notes due 2050 and Subordinated Resettable Fixed Rate Notes due 2081, a change of control with a ratings decline would require a repurchase of any such outstanding notes, plus accrued and unpaid interest, if any, to the repurchase date.
In addition, on December 31, 2020, due to the breach of certain covenants contained in financing agreements, Braskem Idesa recorded under current liabilities its financial obligations with original long-term maturities. As of September 30, 2021, certain non-monetary obligations established in the financing agreements remained unfulfilled. As of September 30, 2021, there is a non-compliance related to part of the non-monetary obligations provided for in the agreements. As a result, the entire balance of non-current liabilities, in the amount of R$6,065.2 million, was reclassified to current liabilities. In October 2021, Braskem Idesa concluded its debt refinancing plan, and the new debt incurred by it will be classified as current and non-current according to a related payment schedule. Furthermore, Braskem Idesa intends to negotiate a waiver of such breaches with its creditors to reclassify the entire amount reclassified from current liabilities back to non-current liabilities. We may in the future need to obtain waivers under our other indebtedness to avoid being in default. If we breach any covenants under any of our debt instruments and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under such agreements, the lenders could exercise their rights or remedies under the agreements, and we could be forced into bankruptcy or liquidation.
Unauthorized disclosure or loss of intellectual property, trade secrets, other sensitive business or personal information, or disruption in information technology by cyberattacks or other security breaches, as well as our failure to comply with data protection laws and information security requirements can subject us to significant penalties or liability and can adversely impact our operations, reputation, and financial results.
We collect, store, process, and use certain confidential information and other personal data in connection with our business operations. We must ensure that any personal data activity such as processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws. The protection of information relating to our business partners (customers and suppliers), employees and confidential information related to our business is critical to us. We rely on commercially available systems, software and monitoring tools to provide secure processing, transmission and storage of relevant information, such as business confidential information and personal data including sensitive information.
The Brazilian Constitution, Law No. 10.406/2002 (Civil Code), Law No. 8.078/1990 (Consumer Protection and Defense Code), Law No. 12.965/2014 (Brazilian Civil Rights Framework for the Internet), Decree No. 8771/2016 and the recent Law No. 13.709/2018 (Brazilian General Data Protection Law or LGPD), which entered into force on September 18, 2020, are the main laws governing the practice of processing personal data in Brazil.

The LGPD is a comprehensive legislation, which regulates practices related to the processing of personal data, through a set of rules that impacts all sectors of the economy and organizations of all sizes, both digitally and physically. The LGPD establishes a new legal framework to be observed in personal data processing transactions and provides, among other measures, the duty of transparency on the part of the data controller, the rights of the holders of personal data, hypotheses in which the processing of personal data is allowed (legal bases), obligation to designate a data controller, rules related to information security, incidents involving personal data, requirements and obligations related to international data transfer and data sharing. The LGPD also provides for administrative sanctions that can be applied in case of non-compliance with its provisions by the National Data Protection Authority (“ANPD”), responsible for preparing guidelines and supervising compliance with the law. Non-compliance with any provisions provided for in the LGPD may result in the following consequences: (i) the filing of lawsuits or administrative proceedings by individual or collective competent bodies seeking compensation for damages arising from violations, among others, that are based not only on the LGPD, but also on sparse or specific data protection regulation still in force; and (ii) the enforcement by consumer protection agencies of penalties provided for in the sparse data protection regulation, such as those set forth in the Consumer Protection and Defense Code and the Brazilian Civil Rights Framework for the Internet, once that even before the LGPD enters into force and the ANPD is finally structured such agencies have already acted in this regard, mainly in cases concerning security incidents that result in improper access to personal data.
Since August 1, 2021, with the entry into force of the LGPD's administrative sanctions, if the ANPD understands that we are not in compliance with the LGPD, we may be subject to individual or cumulative sanctions, warning, requirement to disclose the incident, temporary blocking and/or exclusion of personal data to which the violation refers, daily fine, simple fine of up to 2% of the company, group or conglomerate's revenue in Brazil in its last fiscal year, excluding taxes, and up to the aggregate amount of R$50,000,000.00 per infringement. In case of recurrence, more severe administrative penalties provided for in the LGPD may be applied, such as partial suspension of the database operation to which the infringement refers for a maximum period of six months, extendable for an equal period, until the regularization of the activity of processing by the controller, suspension of the exercise of the activity of processing the personal data to which the infringement refers for a maximum period of six months, extendable for an equal period or partial or total prohibition of the activities related to the processing of data.
In addition, we may be held liable for material, moral, individual or collective damages caused to the holders of personal data, including when caused by our subsidiaries or by third parties that process personal data on our behalf or as controllers together with us due to non-compliance with the obligations provided by the LGPD. In this sense, we cannot guarantee that we will be successful in adapting our activities, procedures, documentation and the relationship with third parties hired by us to meet the high standards provided by the LGPD. Administrative sanctions or legal convictions may cause material financial impacts, in addition to adversely affecting our reputation in the market.
Even if we adopt practices in line with the provisions and obligations set forth in the LGPD, it cannot be guaranteed that the measures adopted to adapt our personal data processing activities will be considered adequate or sufficient by ANPD, by other public authorities, such as the Public Ministry and consumer protection bodies, or by the court.
Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. On May 25, 2018, the Regulation No. 2016/279 of the European Parliament and of the Council of April 27, 2016 on the protection of personal data (the General Data Protection Regulation), or the GDPR, became directly applicable in all member states of the European Union. The GDPR has introduced new obligations relating to data privacy, control and retention, including, among others: (i) accountability and transparency requirements; (ii) enhanced data consent requirements; (iii) obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility; (iv) constraints on using data to profile data subjects; (v) providing data subjects with personal data in a useable format upon request and erasing personal data in certain circumstances; and (vi) reporting breaches without undue delay.
As we seek to expand our business and operations, we expect to be increasingly subject to laws and regulations relating to personal data activity such as collection, use, retention, security, and transfer of our employee and customer data. These may change over time and may vary by jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure—real or perceived—by Braskem to comply with any applicable privacy or data protection-related laws and regulations could cause our customers to reduce their use of our products and services.

Compliance with data protection laws requires us to expend resources to revise our procedures and policies. There are no guarantees that we have sufficient resources to comply with new regulations or to successfully comply with this changing regulatory environment. Further, there is a risk of improper implementation and sanctions or reputational damage for noncompliance, both of which could have a material adverse effect on our operations, financial condition, and prospects.
In addition, despite the information security measures that we have in place, our facilities and systems—and those of our third-party service providers—may be vulnerable to security breaches, cyberattacks (including ransomware and phishing), computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach or perceived threat resulting in the loss or other unauthorized disclosure of confidential information could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business.
Cyberattacks or security breaches could compromise critical information and cause a disruption in our operations, which are heavily dependent on information technology and telecommunication systems and services. Information assets, including intellectual property, trade secrets, personal data and other business-sensitive critical information are an attractive asset to cyber criminals, cyberterrorism or other external agents. A significant cyberattack, a human error, including from our employees and partners, or obsolescence of technology could result in the loss of critical business information and/or negatively impact our operations, which could have a negative impact on our financial results.
Our own security measures cannot be guaranteed and are susceptible to new cyberattacks. On October 4, 2020, we detected a cyberattack on our information technology environment. We are unable to assess all the effects of this incident on our operations, data processing and other information technology systems.
There can be no assurance that Novonor will remain our controlling shareholder. Novonor and Petrobras may enter into transactions or other arrangements that may result in us not having a controlling shareholder. If no single shareholder or group of shareholders holds more than 50% of our voting stock or exercise a controlling interest, there may be increased opportunity for alliances between shareholders and conflicts between them.
Currently, Novonor, directly or through its wholly-owned subsidiary NSP Inv., owns 38.32% of our total share capital, including 50.11% of our voting share capital, and Petrobras holds 36.14% of our total share capital, including 47.03% of our voting share capital. Each of Novonor (our indirect controlling shareholder) and Petrobras are currently a party to a shareholders’ agreement governing the exercise of their voting rights, appointment of directors and officers and other matters related to our corporate governance and their interests in us. In the event there is a change in our corporate control, we may be subject to significant changes to our management, business plan and strategies, as well as to our current corporate governance practices, all of which may have a material adverse effect on our results of operations and financial condition.
In June 2018, we were informed by Novonor that discussions were being held between Novonor and LyondellBasell Industries N.V. (“LyondellBasell”) regarding a potential transaction involving the transfer to LyondellBasell of all of Novonor’s interest in us. In June 2019, we were informed by Novonor that such discussions for a change of control transaction with LyondellBasell had been terminated. Subsequently, on August 7, 2020, we received a correspondence from Novonor informing us that, in order to fulfill certain commitments assumed with bankruptcy and non-bankruptcy creditors, it had taken preliminary measures to structure a process for the private sale of up to its total equity ownership in us, which, if implemented, would have resulted in the change of our corporate control. We cannot assure you that Novonor will not re-initiate any similar discussions or processes regarding the potential sale of its equity interest in us.
In addition, as disclosed by us on December 16, 2021, we were notified by Novonor and Petrobras that each of their governance bodies approved, on December 15, 2021, the execution of a term sheet providing for Novonor’s and Petrobras’ mutual commitment to take necessary measures that could, if implemented, ultimately result in a change of control of our company (the “Notice”).
Pursuant to the Notice, Novonor and Petrobras agreed to seek the adoption of the necessary measures: (i) for the sale, through this secondary public offering, of up to all our class A preferred shares held directly or indirectly by them; (ii) to enable Braskem’s migration to the Novo Mercado listing segment of the B3, including in relation to necessary changes to Braskem’s corporate governance, which shall be subject to applicable approvals at the appropriate time and negotiation of a new shareholders’ agreement to conform their rights and obligations to such amended governance structure; and (iii) after the conclusion of Braskem’s potential migration to the Novo Mercado listing segment, carry out the sale of the remaining common shares held directly or indirectly by them and issued by us.

If Braskem effectively migrates to the Novo Mercado in the future, all of our class A and class B preferred shares will be converted into common shares, resulting in Novonor no longer holding indirectly the majority of our voting stock. Even if Novonor and Petrobras enter into a new shareholders’ agreement, the potential material sale of our common shares held by either or both of them could leave Novonor and Petrobras with less than 50% plus one share of our voting stock.
Irrespective of whether the transactions described in the Notice are implemented, Novonor or Petrobras may initiate discussions regarding other transactions that could ultimately have similar effects in the future.
Should Novonor and Petrobras cease to hold more than 50% of our voting stock, there can be no assurance that the influence by such shareholders will be maintained, including, without limitation, in relation to corporate governance, business plan, strategical, and key management matters. If a control group emerges with decision-making power over us, we may experience sudden and unexpected changes to our corporate governance and strategic policies, including through the replacement of directors and key executive officers.
The absence of a controlling shareholder or controlling group of shareholders may also affect our decision-making process, as the minimum quorum required by Brazilian law for certain decisions by shareholders may not be reached. In that case, we may be unable to effectively pursue our business plan and strategies. Additionally, we may be more vulnerable to a hostile takeover.
Additionally, all common and preferred shares issued by Braskem and held by NSP Inv. were pledged with fiduciary assignment (alienação fiduciária) as a collateral given under certain financing agreements entered into by Novonor and certain of its subsidiaries with specific non-bankruptcy creditors (credores extraconcursais). It is possible that, under certain circumstances, the pledge over such shares may be enforced, with the consequent sale of the shares, which could result in a change of Braskem's control and other consequences arising therefrom.
Any unexpected change to our management team, business plan and strategies, any dispute between our shareholders, or any attempt to acquire our control may divert our management’s attention and also have an adverse effect on our business plan, strategies, financial condition and results of operations.
Novonor and Petrobras have requested us to conduct studies for a potential migration of Braskem to the Novo Mercado listing segment of the B3, which, if completed, would lead to the conversion of all of our class A and class B preferred shares into common shares and the revision of our corporate governance practices to conform to the Novo Mercado rules.
In order to be listed on the Novo Mercado listing segment of the B3, a company may only have common shares outstanding. If we were to migrate to the Novo Mercado listing segment of the B3, we would be required to convert all of our class A and class B preferred shares into common shares. Such change to our capital structure would lead to significant changes to our corporate governance, which could have a potential impact on our ability to pursue and implement our business plan and strategies.
If you invest in class A preferred shares in this offering, these shares may be converted into common shares that will be listed on the Novo Mercado listing segment of the B3 in Brazil. The changes to our corporate governance (including amendments to our by-laws) in connection with a potential migration to the Novo Mercado listing segment, as well as the terms and timing of such migration, including the conversion ratio of the class A and class B preferred shares into common shares, are still subject to studies, discussions and approvals involving us and our shareholders, and we cannot foresee or assure how this process will unfold or what its end result will be. The listing of our shares on the Novo Mercado listing segment of the B3 would require us to take certain steps related to corporate governance matters, including the approval, by our shareholders at a shareholders’ meeting, of the conversion of class A and class B preferred shares into common shares, migration to the Novo Mercado listing segment of the B3, and changes to our bylaws to comply with the Novo Mercado listing rules. In addition, pursuant to applicable Brazilian law, holders of our common shares are not entitled to the same dividend and liquidation preferences that holders of our preferred shares have.
The intended corporate reorganization communicated by Novonor and Petrobras to us may not be approved or implemented, and the migration to the Novo Mercado listing segment of the B3 may not occur.
As disclosed by us on December 16, 2021, we were notified by Novonor and Petrobras that each of their governance bodies approved, on December 15, 2021, the execution of a term sheet providing for Novonor’s and Petrobras’ mutual commitment to take necessary measures that could, if implemented, lead to the migration of Braskem to the Novo Mercado listing segment of the B3 (the Notice, as defined above).

Pursuant to the Notice, Novonor and Petrobras agreed to seek the adoption of the necessary measures: (i) for the sale, through this secondary public offering, of up to all our class A preferred shares held directly or indirectly by them; (ii) to enable Braskem’s migration to the Novo Mercado listing segment of the B3, including in relation to necessary changes to Braskem’s corporate governance, which shall be subject to applicable approvals at the appropriate time and negotiation of a new shareholders’ agreement to conform their rights and obligations to such amended governance structure; and (iii) after the conclusion of Braskem’s potential migration to the Novo Mercado listing segment, carry out the sale of the remaining common shares held directly or indirectly by them and issued by us. We are unable to predict the result of the implementation of the commitments assumed, as well as their possible impacts.
A potential migration of Braskem to the Novo Mercado listing segment of the B3 is subject to certain measures and steps that would need to be taken and conditions that would need to be fulfilled, many of which are outside our control, including the satisfactory conclusion of the current studies being conducted by us, as well as the approval by the applicable listing commission of the B3, the approval by our shareholders at a general shareholders’ meeting of Braskem’s revised by-laws to comply with the Novo Mercado listing rules, and the approval by the holders of our class A and class B preferred shares at a separate shareholders’ meetings for each class.
As a result of the foregoing, we may not able to migrate to the Novo Mercado listing segment of the B3 in a timely manner, or at all.
We expect to lose the right of preference set forth in the current shareholders’ agreement with respect to new business opportunities in the petrochemical sector, and as result, Petrobras, which is our largest supplier of raw materials in Brazil, will be able to invest in the petrochemical sector independently from us and without first giving us a preference to do so.
Novonor and Petrobras are currently parties to a shareholders’ agreement that provides, among other matters, for the commitment between them to use their best efforts in the development of new business opportunities in the “petrochemical sector” (defined as business opportunities that involve: (i) the use of ethylene and propylene for the manufacture of PE, PP, PVC and cumene; (ii) petrochemical investments for the production of butadiene, paraxylene, PE, PP, PVC, cumene, PTA and PET, as well as the sale of these products; (iii) investments based on pyrolysis of hydrocarbons for the petrochemical industry; and (iv) other investments or products that Novonor and Petrobras may agree in good faith to include in the definition of the “petrochemical sector” relating to new production processes that may be developed in the future), with a right of preference given to us.
Subject to some exceptions related to specific projects, if there is a direct or indirect business initiative, opportunity, undertaking, investment or participation that each of Novonor or Petrobras intends to pursue in the petrochemical sector (an “Opportunity”) that overlaps with certain objectives described in such shareholders’ agreement, the party that identified the Opportunity (the “Identifying Party”) shall grant Braskem a preference to explore the Opportunity.
If we do not express an interest in exercising the right of preference over a given Opportunity, and the Identifying Party subsequently decides to pursue such Opportunity, the Identifying Party shall offer us the right to market the products related to the Opportunity under mutually satisfactory market conditions.
On December 15, 2021, Novonor and Petrobras entered into an amendment to such shareholders’ agreement, generally providing that, if Braskem’s potential migration to the Novo Mercado listing segment of the B3 is not implemented, Braskem’s right of preference with regard to any future Opportunity will lapse by October 31, 2024. As a result, if the potential migration of Braskem to the Novo Mercado listing segment of the B3 is not completed by October 31, 2024, or, if before October 31, 2024 such migration is completed but such shareholders’ agreement expires or terminates for any reason and no new agreement on preference rights is agreed upon by the parties, Braskem would lose its right of preference with regard to any future Opportunity. The execution of such shareholders’ agreement amendment by Braskem, as an intervening party, is still subject to the appropriate governance approvals.
The loss of the right of preference with regard to an Opportunity may result in a decision by Petrobras, which is Braskem’s largest supplier of raw materials in Brazil, to invest in the petrochemical sector, which may affect the implementation of our strategic and growth plans and adversely affect our revenues and results of operations.

We are subject to audit by the tax authorities in the jurisdictions in which we operate, which may adversely affect our operating results and financial condition.
We operate in and sell our products into several countries, such as Brazil, Argentina, Colombia, Chile, the United States, Germany, Netherlands, Mexico and Singapore, each with its own tax legislation and specific audit procedures. The tax legislations in each country are frequently ambiguous and subject to interpretation, which may lead to divergent views between the tax authorities in each country and us and/or our advisors.
We are routinely audited by the tax authorities in different countries and other sub-national authorities in Brazil and abroad. As a result of such audits, our tax positions may be questioned by the tax authorities. We cannot guarantee that we will make provisions in amounts sufficient for lawsuits resulting from inspection, nor that there will be no identification of additional tax exposure. As a result, the increase in the amount of taxation as a result of disputes over our tax positions may adversely affect our business, operating results and financial condition.
For more information on the impact of our tax disputes, see “Item 3. Key Information—Risks Relating to Us and the Petrochemical Industry—Unfavorable outcomes in pending or future litigation may reduce our liquidity and negatively affect our financial performance and financial condition” and “Item 8. Financial Information—Legal Proceedings” in our 2020 Annual Report.
Changes in tax laws may result in increases in certain direct and indirect taxes, which could reduce our gross margin and negatively affect our overall financial performance.
We operate in several countries, such as Brazil, Argentina, Colombia, Chile, the United States, Germany, Netherlands, Mexico and Singapore. Besides, we sell our products to several other countries through different commercial approaches.
Each of these countries has its own tax legislation, and these tax laws undergo frequent changes according to specific government purposes in each country. An example is the Brazilian government, which implements, from time to time, changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes.
We cannot predict the changes to Brazilian tax law or in any other jurisdiction in which we operate that may be proposed and enacted in the future. However, future changes in these tax laws may result in increases in our overall tax burden, which could reduce our gross margin and negatively affect our overall financial performance.
Risks Relating to Brazil
Brazilian political, economic and business conditions, and the Brazilian government’s economic and other policies, may negatively affect demand for our products as well as our net revenue and overall financial performance.
The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation and implement other policies have at times involved wage and price controls, blocking access to bank accounts, imposing capital controls and limiting imports into Brazil.
Our results of operations and financial condition may be adversely affected by factors such as:
•expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP, which is expected to slightly increase in 2022, when compared to 2021;
•fluctuations in exchange rates;
•exchange control policies;
•interest rates;
•inflation;
•tax policies;

•liquidity of domestic capital and lending markets; and
•other political, diplomatic, social, economic and business developments in or affecting Brazil.
Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing corruption investigations by the Federal Prosecutor’s Office under Operations Car Wash, Zelotes, Greenfield, Efficiency and others, and their impact on the Brazilian economy and political environment. Certain current and former members of the Brazilian government and of the legislative branch, as well as former senior officers of the state-owned oil company and our shareholder Petrobras are being prosecuted for political corruption. These government officials and former senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including Novonor, our controlling shareholder. We cannot currently predict how the Operation Car Wash investigation, related investigations and any future decisions and actions by authorities or developments in relation to our shareholders, may impact us. The profits of these kickbacks allegedly financed the political campaigns of political parties of federal, state and city governments that were unaccounted for or not publicly disclosed, as well as served to personally enrich the recipients of the bribery scheme. As a result of the ongoing Operation Car Wash investigation, a number of current and former senior politicians, including congressman and officers of the major state-owned companies in Brazil resigned or have been arrested. Senior elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during the Operation Car Wash investigation.
The potential outcome of these investigations is uncertain, but they have adversely affected and we expect that they will continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers. We cannot predict whether the allegations will lead to further political and economic instability or whether new allegations against government officials or other companies in Brazil will arise in the future. In addition, we can neither predict the outcome of any such allegations nor their effect on the Brazilian economy. The development of those unethical conduct cases could have a material adverse effect.
In addition, Brazilian politics have been characterized by considerable instability in recent years. The conviction of Former President Luiz Inácio Lula da Silva, its later reversion and other potential ongoing judicial appeals may further increase political and economic instability. In addition, following a divisive presidential race, former Congressman Jair Bolsonaro became Brazil’s president on January 1, 2019. The political divisions in Brazil that arose prior to 2018 elections will continue during 2022, when a new presidential election will occur. The presidential election outcomes could result in congressional deadlock, political unrest and massive demonstrations and/or strikes that could materially adversely affect our operations.
Additionally, uncertainties in relation to the implementation by a new government of changes relating to monetary, tax, labor and pension funds policies as well as to the relevant legislation may contribute to economic instability. These uncertainties and measures adopted by the new administration could materially adversely affect our operations and may increase market volatility of Brazilian securities issued abroad.
Imports of suspension PVC from the United States and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior, or “CAMEX”). Since 2008, imports of suspension PVC from China have also been subject to a duty of 21.6. In August 2020, the Brazilian government temporarily suspended the application of these measures due to doubts about the feasibility of China returning to export to Brazil. However, after a strong increase in Chinese imports, in September 2021, anti-dumping measures were reapplied at the request of Brazilian industry. The anti-dumping measures applied to suspended PVC imports from the United States and Mexico would initially expire in September 2021, but we requested the extension of these measures for additional 5 years. Currently, our request is under analysis by the Brazilian government until September 2022, when a decision must be taken. During this period, the anti-dumping measures in question remain in effect. The anti-dumping measures applied to suspended PVC imports from China were recently renewed and remain in effect until August 2025.
Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on PP imports from the United States, which was extended in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on PP imports from South Africa, India and South Korea of 16.0%, 6.4% to 9.9%, and 2.4% to 6.3%, respectively. These measures were revised in 2020, when the Brazilian government decided to extend the anti-dumping measures applied to PP imports from India, reduce the duties applied to South Africa to 4.6%, and remove the duties applied to PP imports from South Korea. The anti-dumping measures applied to PP imports from the United States would expire in November 2021, but we requested the extension of these measures for additional 5 years. Currently, our request is under analysis by the Brazilian government until November 2022, when a decision must be taken. During this period, the anti-dumping measures in question remain in effect. The anti-dumping measures applied to PP imports from South Africa and India expire in December 2025.

Finally, in December 2020, the Brazilian government temporarily reduced to 4%, for an initial period of three months initially, for a quota of 160,000 tons, the import tariffs levied on imports of PVC resins from countries that do not benefit from preferential import rates in Brazil. The Brazilian government extended such reduction in March 2021 for three additional months and 160,000 additional tons. In March 2021, the Brazilian government also temporarily reduced to 0%, for an initial period of three months, for a quota of 77,000 tons, the tariffs levied on imports of PP from countries that do not benefit from preferential import rates in Brazil. In November 2021, the Brazilian government enacted Resolution GECEX No. 269 providing for temporary reduction in Brazil by 10% of the import tax rates set forth in Resolution No. 125 of the Foreign Trade Chamber, of December 15, 2016. As a result, the current rates for PP, PE and PVC resins plummeted from 14% to 12.6%. The new rates came into force on November 12, 2021 and shall be effective until December 31, 2022, at first.
In 2018, 25% of Brazilian PE, PP and PVC resins were imported products, which reflected a 12.3% annual increase in the volume of resins imported, due to higher availability of products from plants that recently started to operate.
In 2019, 31% of Brazilian PE, PP and PVC resins were imported products, which reflected an 8.5% annual increase in the volume of resins imported.
In 2020, 32% of Brazilian PE, PP and PVC resins were imported products, which reflected an 11% annual increase in the volume of resins imported.
For the nine-month period ended September 30, 2021, approximately 38% of Brazilian PE, PP and PVC resins were imported, which reflected a 43% annual increase in the volume of resins imported during the same period in 2020.
Changes in industrial policy and related actions undertaken by the Brazilian government and local state governments in Brazil may negatively affect demand for our products as well as our net revenue and overall financial performance.
We currently benefit from certain industrial policies and related actions undertaken by the Brazilian government and local state governments in Brazil intended to strengthen the domestic economy and certain local industries. Some of these policies and actions have recently included reductions in payroll taxes for plastic manufacturers, a program to improve the competitiveness of Brazilian producers in the export markets by refunding, in part or in full, the federal taxes levied on their export sale, intervention of the federal government to reduce incentives to imports at local ports, increases in import duties on certain products, including polyethylene, and the reduction in the rates of the Social Integration Program (Programa de Integração Social, or PIS), a federal value-added tax, and Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social, or COFINS), taxes on feedstock purchases by first- and second-generation petrochemical producers, reduction of the tax burden and tax incentives in certain regions to foster local industries.
In July 2021, the President of Brazil sanctioned Conversion Bill No. 12/2021, arising from the approved amendments of Provisional Measure No. 1,034/2021, later converted into Law No. 14.183/2021, providing for the gradual reduction of the petrochemical industry special regime (REIQ) until January 1, 2025, when it shall be terminated.
In December 2021, the Brazilian government issued Provisional Measure No. 1095/2021 amending Law No. 10,865, of April 30, 2004, and Law No. 11,196, of November 21, 2005, in order to extinguish REIQ’s special taxation regime, extinguishing it from April 1, 2022. In order to be effective, the Chamber of Deputies and the Federal Senate must approve such regulation by June 1, 2022. Pursuant to Brazilian laws, the provisional measure must be converted into law to continue to produce effects after it expires. In addition to following legislative proceedings in order to extend its effects, we are evaluating the filing of a lawsuit since the tax benefit was given for a certain and determinate term, which is protected under Article 178 of the Brazilian constitution and by judicial precedent.
We cannot predict or control which policies will be renewed or discontinued and whether future changes to Brazilian industrial policy will be proposed and enacted in the future. If industrial policies that benefit us expire, or policies detrimental to us are implemented, our business, results of operations and financial condition may be adversely affected.

Fluctuations in the real/U.S. dollar exchange rate could increase inflation in Brazil, raise the cost of servicing our foreign currency-denominated debt and negatively affect our overall financial performance.
The exchange rate between the real and the U.S. dollar and the relative rates of depreciation and appreciation of the real have affected our results of operations and may continue to do so.
The Brazilian real has been devalued on several occasions. Throughout the last several decades, the Brazilian government has implemented various economic plans and various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. On average, the real depreciated by 14.5% during 2018, depreciated by 7.9% during 2019, depreciated by 30.7% during 2020 and depreciated by 3.4% in the nine-month period ended September 30, 2021.
Depreciation of the real relative to the U.S. dollar also could result in inflationary pressures in Brazil by generally increasing the price of imported products and services. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.
We had total foreign currency-denominated debt obligations, all of which were denominated in U.S. dollars, in an aggregate amount of R$45,065.4 million (US$8,285.0 million) as of September 30, 2021 (inclusive of an aggregate amount of R$11,754.8 million (US$2,161.1 million) outstanding as of September 30, 2021 in connection with our secured debt related to our Mexico Complex), representing 98.5% of our consolidated indebtedness. As of September 30, 2021, we had R$10,381.8 million (US$1,840.5 million) in foreign currency-denominated cash and cash equivalents, including the aggregate amount of R$1,644.1 million (US$302.3 million) of Braskem Idesa’s cash and cash equivalents.
A significant depreciation of the real in relation to the U.S. dollar or other currencies could increase our financial expenses as a result of foreign exchange losses that we must record and could reduce our ability to meet debt service requirements of our foreign currency-denominated obligations. To enable us to manage the effects of exchange rate fluctuations on our results, in 2013 we decided to designate part of our U.S. dollar-denominated liabilities as a hedge for our future exports. However, we cannot assure that the designation of part of our US dollar-denominated liabilities as a hedge for our future exports will be enough to not affect our financial results.
The prices of naphtha, our most important raw material, and of some of our other raw materials, are denominated in or linked to the U.S. dollar. For the nine-month period ended September 30, 2021, naphtha accounted, directly and indirectly, for 36.0% of our consolidated cost of products sold. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-denominated and U.S. dollar-linked raw materials increases, and our operating income in reais may decrease to the extent that we are unable to pass on these cost increases to our customers.
The Brazilian government’s actions to combat inflation may contribute significantly to economic uncertainty in Brazil and reduce demand for our products.
Historically, Brazil has experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna, or the “IGP-DI”), reached 2,708% in 1993. Although inflation rates have been substantially lower since 1995 than in previous years, inflationary pressures persist. Inflation rates, as measured by the IGP-DI, were 7.2% in 2016, negative 0.4% in 2017, 7.1% in 2018, 7.3% in 2019, 23.1% in 2020 and 15.12% for the nine-month period ended September 30, 2021. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation. Increasing prices for petroleum, the depreciation of the real and future governmental measures seeking to maintain the value of the real in relation to the U.S. dollar may trigger increases in inflation in Brazil. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which would lead to reduced demand for our products in Brazil and decreased net revenue. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our real-denominated debt may increase, causing our net income to be reduced. Inflation and its effect on domestic interest rates can in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets. Any decline in our net revenue or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our securities, including class A preferred shares and the ADSs.
Fluctuations or changes in, or the replacement of, interest rates could raise the cost of servicing our debt or reduce our financial revenue, negatively affecting our financial performance.
Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of September 30, 2021, we had, among other debt obligations:
•R$49.9 million of loans and financing that were subject to the Interbank Deposit Certificate (Certificado de Depósito Interbancário, or “CDI”), rate;
•R$608.3 million of loans and financing that were subject to the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”); and
•R$8,811.8 million of loans and financing that were subject to the London Interbank Offered Rate (LIBOR).
The CDI and the IPCA rates have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our 2020 Annual Report. A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.
Due to the concerns regarding LIBOR, there have been market initiatives to enact its replacement. In June 2021, the Federal Reserve’s Alternative Reference Rates Committee selected the Secured Overnight Financing Rate (“SOFR”), as the preferred alternative to LIBOR. Subsequently, a schedule has been announced for the cessation of LIBOR. The ICE Benchmark Association, or IBA, has announced that it has ceased to publish the 1-week and 2-month LIBOR after December 31, 2021. The remaining tenors of LIBOR would remain in publication until June 2023, on a representative basis; after this date, publication will cease altogether. New risk-free rates, or RFRs, are also being introduced alongside SOFR for interbank offered rates in other currencies, such as the Euro, British pound, Swiss franc and Japanese yen, among others. Due to these changes, interest rates on future indebtedness may be adversely affected or we may need to renegotiate the terms of our existing facilities to replace LIBOR with the new standard, or to otherwise agree with lenders, trustees or agents, as applicable, on a new means of calculating interest. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have a material adverse effect on our financial expenses and/or financial revenue and materially adversely affect our overall financial performance.
Brazilian government exchange control policies could increase the cost of servicing our foreign currency-denominated debt, adversely affect our ability to make payments under our foreign currency-denominated debt obligations and impair our liquidity.
The purchase and sale of foreign currency in Brazil is subject to governmental control. The current laws and regulations governing the Brazilian foreign exchange system allow the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. Many factors could cause the Brazilian government to institute more restrictive exchange control policies, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the IMF and political constraints to which Brazil may be subject. A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities.

Our foreign-currency debt denominated in U.S. dollars represented an aggregate of 98.5% of our indebtedness on a consolidated basis as of September 30, 2021, including transaction costs and Braskem Idesa Financing. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our securities, including our class A preferred shares and ADSs.
Risks Relating to Mexico
Political and economic conditions and government policies in Mexico, including political interferences in state-owned companies such as Pemex TRI and Cenagas, and elsewhere may have a material impact on our operations.
Deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect our business and financial condition. These events could also lead to increased volatility in the financial markets, thereby affecting our ability to maintain financial liquidity and service our debt. Additionally, spending cuts related to Pemex or other government expenditures, or lack of investments in natural gas and ethane recovery, could adversely affect Pemex, Pemex’s ability to produce and recover ethane, the Mexican economy and, consequently, our business, financial condition, operating results and prospects.
In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect our business and ability to service our debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, our financial condition and our ability to service our debt.
Furthermore, our long-term supply agreement to purchase ethane from Pemex TRI, a state-owned Mexican entity, could be modified through regulatory means, terminated or jeopardized by them as a result of political pressure to not comply with the agreement, to change the terms of the agreement, expropriation measures, or change in laws regulations by the Mexican government. Any non-compliance, modification, termination or interruption of this supply agreement could have a material adverse effect on the results of our operations or our financial condition.
For additional information, see “—We depend on ethane supplied by Pemex TRI in Mexico,” “—We rely on limited or sole-source suppliers for our raw materials, inputs and energy, including transportation thereof” and “We depend on ethane supplied by Pemex TRI in Mexico.”
Mexico has experienced adverse economic conditions, which may adversely affect our business.
Mexico has historically experienced uneven periods of economic growth. In 2017, Mexico’s GDP only increased by 2.1%, while inflation increased to 6.8%. At the end of 2017, Mexico’s inflation rate reached a 17-year high, primarily due to a weaker Peso compared to the U.S. dollar and the termination of government controls on gasoline and other fuels. In 2018, Mexico’s economy rebounded slightly from the prior high inflation rate, decreasing to 4.8%. Inflation remained above the consumer price index target of 3%, and Mexico’s GDP growth for 2018 decreased slightly to 2.0%, from 2.1% in 2017. In 2019, Mexico’s GDP stagnated in relation to 2018. Because of the adverse effects of the COVID-19 pandemic, the Mexico’s GDP shrank 8.3% in 2020 when compared to 2019, leading to an economic contraction and a recession in the country. During the nine months of 2021, the Mexican economy and that of other countries began to recover after impacts caused by the COVID-19 pandemic, and, as a result, Mexico’s GDP increased by 6.1% compared to the nine-months period of 2020. According to the IMF, although the COVID-19 pandemic has adversely affected the economy of several countries in 2020 and 2021, the world’s and Mexico’s GDP are expected to expand once again during 2022, leading to an economic recovery in Mexico.
Decreases in the growth rate of the Mexican economy, periods of negative growth or reductions in disposable income may result in lower demand for our products. The Mexican government recently cut spending in response to an austerity policy and a downward trend in international crude oil prices, and it may further cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. In addition, there can be no assurance that the recent Mexican sovereign debt rating downgrades will not adversely affect our business, financial condition or results of operations.

Our revenues are subject to the risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies. As a result, the actions of the Mexican government concerning the economy and regulating certain industries could have a significant effect on Mexican private sector entities, including us, and on market conditions, prices and returns on Mexican securities, including our securities.
A renegotiation of commercial treaties or changes in foreign policy among Mexico, Canada and the United States may negatively affect our business, financial condition, results of operations and prospects.
In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries. Adverse economic conditions in the United States or other related events could have a significant adverse effect on the Mexican economy, which could adversely affect our business. As a result of talks to renegotiate NAFTA, on November 30, 2018, the United States, Canada, and Mexico signed the United States-Mexico-Canada Agreement (the “USMCA”). The USMCA replaced NAFTA and, although it entered into force on July 1, 2020, it may fail to be implemented. If such event occur, it could adversely impact our business and operations. Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA. Any action taken by the current U.S., Mexico or Canada administrations, including changes to or non-compliance with the USMCA requirements that would increase the tariff rate between the countries, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade, or declining foreign direct investment in Mexico. In addition, increased or perceptions of increased economic protectionism in the United States and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, results of operations and financial condition.
Our profitability is affected by numerous factors including demand for the products we provide. The demand for our products in Mexico, Central and South America, the Caribbean, Europe the U.S. and in the other countries in which we operate may be adversely affected by the tightening of credit markets and economic downturns. As a global company, we depend on the demand from customers in Mexico, the U.S. and the other countries in which we operate, and reduced consumer spending that falls short of our projections could adversely affect our business, results of operations and financial condition.
Political events in Mexico could affect the Mexican economic policy and our business, financial condition and results of operations.
The last Mexican presidential elections took place in July 2018. Andrés Manuel López Obrador, presidential candidate for the National Regeneration Movement Party (Movimiento de Regeneración Nacional, or “Morena”), was elected President of Mexico and took office on December 1, 2018. Additionally, the last Mexican congressional elections took place in July 2021, resulting in Morena and its support allies effectively controlling the Mexican House of Representatives (Cámara de Diputados) and having a significant representation in the Mexican Senate (Senado de la República), causing the shrink of the rest of the political forces to a level of marginal influence.
During the presidential campaign, the candidates for the presidency and the federal legislatures presented diverse proposals to, among other things, modify or terminate certain structural reforms introduced in the previous administration, with the purpose of reducing the participation of private investment in sectors such as energy. Accordingly, as has happened historically in any change of administration or congress, the Mexican government could implement significant changes in laws, policies and regulations, and could reduce or eliminate the independence of organizations or of semi-autonomous or decentralized dependencies, which could affect the economic and political situation in Mexico. We cannot predict if the current administration will implement substantial changes in law, policy and regulations in Mexico, which could affect our business, results of operations or financial condition.
Morena’s control over the Mexican Congress, as described above, could result in further reforms and secondary legislation of key sectors of the Mexican economy. The ruling political coalition led by Morena has been strengthened by fragmented support from the Green Ecologist Party of Mexico (Partido Verde Ecologísta), the Institutional Revolutionary Party (PRI) and a deficient organization of dissident political groups. As a result, in the state elections of 2019, Morena expanded its influence in the entities acquiring control of 21 of 32 local congresses. We cannot ascertain whether, and to what extent, such policies may affect our business, results of operations and financial condition or the legal framework in which we operate.

Several investors and credit rating agencies are still cautious about the new administration’s policies, which could contribute to a decrease in the Mexican economy’s resilience in the event of a global economic downturn. Morena’s led coalition control in the Congress and in various local Congresses are enough to implement significant reforms without the approval of the rest of the other Mexican political parties, including amendments to the Mexican Constitution. Such concentration of power and any instability in Mexican politics or the Mexican economy as a result of the above can have a negative impact on our business, financial position or operating results. The extent of such impact cannot be accurately predicted.
Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.
The Mexican economy and the market value of Mexican companies may be affected to varying degrees by global economic and market conditions, and the economic and market conditions in other emerging market countries and major trading partners, in particular the United States. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, increased economic activity between the two countries, and the remittance of funds from Mexican immigrants working in the United States to Mexican residents. Therefore, adverse economic conditions in the United States, the termination of, or modifications to, NAFTA or its successor agreement, USMCA, or other related events, including global trade disputes and instability, could have a significant adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our financial performance.
Mexico has experienced a period of increased criminal activity, including violence associated with drug trafficking and organized crime, and such activities could adversely affect our financing costs and exposure to our customers and counterparties.
During recent years, Mexico has experienced a period of increased criminal activity and violence, primarily due to organized crime. This violence has taken place throughout Mexico, including the State of Veracruz, where our Mexico Complex is located. Despite the efforts of the Mexican government to increase security measures by strengthening its military and police forces, drug-related violence and crime continues to threaten the Mexican economy and the peace and security of certain regions, resulting in economic and political instability and uncertainty in Mexico. Systematic criminal activity and isolated criminal events could interrupt Braskem Idesa’s operations, affect its ability to generate revenue and increase the cost of its operations. Continued violence could result in the Mexican government adopting additional security measures, such as transport restrictions, prohibiting the transit of goods and people at certain times, and cross-border trade. We cannot assure you that these activities, their escalation and the violence associated with them, over which we have no control, could have a negative impact on the business environment in which we operate, and therefore on our results of operations and financial condition.
We may interpret certain provisions of our ethane supply agreement differently than our counterparty Pemex TRI.
We currently source a significant volume of ethane for the production of polyethylene at our Mexico Complex from Pemex TRI pursuant to the take-or-pay long-term ethane supply agreement with Pemex TRI. The ethane supply agreement is a complex agreement, and we may interpret certain of its provisions differently than Pemex TRI does. For example, if Pemex TRI fails to supply a determined percentage of the ethane contractually specified under the ethane supply agreement for six consecutive months, we will have the right to terminate the ethane supply agreement and require Pemex TRI to pay to the other parties involved in the project an amount equal to the termination value of this project (the value of which is determined pursuant to the contract and takes into consideration, among other factors, the outstanding debt of the project and the amount invested in the project at such time). A difference of interpretation between us and Pemex TRI of certain provisions of the ethane supply agreement, including the provisions relating to calculation of the termination value, could have an adverse effect on our results of operations and financial position. See “—We have no control over the corporate actions or decisions of Pemex TRI and Cenagas, which are, respectively, our main supplier of ethane and a provider of natural gas transportation services and Mexican state-owned enterprises subject to political interference.”

If we fail to develop an alternative source of ethane or to expand the current alternative source of ethane, it may have a negative impact on our business because we cannot operate our Mexico Complex at full capacity.
In order to increase the operating rate of our Mexico Complex, we need to obtain additional quantities of ethane to offset the shortfall in the amount of ethane supplied by Pemex TRI under the ethane supply agreement. Our Mexico Complex is currently importing additional supplies of ethane through a private terminal in Coatzacoalcos and transporting it to our complex via a logistical solution, or the Fast-Track Solution. In the future, we consider the development and construction of a new terminal, or the Ethane Import Terminal. However, we cannot guarantee that the construction of the Ethane Import Terminal will be completed or that the Fast-Track Solution will be able to increase our production to our expected level. In addition, we cannot guarantee that we will be able to import ethane at current market prices, which could also adversely affect our business, results of operations and financial condition.
The development and construction of the Ethane Import Terminal and the establishment of the Fast-Track Solution for the importation of ethane may involve significant risks and uncertainties, such as:
•failure to obtain or maintain requisite approvals and permits from the applicable regulators and governmental entities;
•negotiation of satisfactory engineering, procurement and construction agreements;
•negotiation of satisfactory operations and maintenance agreements;
•failure to achieve expected results;
•failure to obtain rights of way required for the construction of the Ethane Import Terminal;
•negotiation with local communities and minority groups;
•delays in the construction and start of operations of the Ethane Import Terminal;
•unanticipated liabilities;
•obtaining the required financing for the construction of the Ethane Import Terminal; or
•contractor’s or subcontractor’s failure to comply with construction contracts.
The spread of COVID-19 has caused us to modify certain of our business practices, and we may take further actions as required by government authorities, including closure of ports, or that we determine are in the best interests of our employees, customers, partners and suppliers. These actions could impact the development and construction of the Ethane Import Terminal and the survival of the Fast-Track Solution for the importation of ethane. We currently expect Pemex TRI’s undersupply of ethane to continue.
If Braskem Idesa fails to develop a reliable source of ethane supply, it could materially impact its business and Braskem Idesa's financial capacity, which could lead to a loss in our share market price.
Risks Relating to Our Equity and Debt Securities
All of the shares issued by Braskem and owned by NSP Inv. are secured for the benefit of certain secured creditors of the Novonor Group.
Pursuant to a shares fiduciary assignment agreement (alienação fiduciária em garantia) entered into by the Novonor Group and some non-bankruptcy creditors (credores extraconcursais) on November 27, 2013, as amended on May 13, 2016, July 19, 2016, April 24, 2017, May 23, 2018, March 29, 2019 and October 9, 2020, all ordinary and preferred shares issued by Braskem and held by NSP Inv. are secured for the benefit of certain secured creditors of the Novonor group in connection with certain financing agreements entered into by Novonor and certain of its subsidiaries. In the event that Novonor and certain of its subsidiaries default on such financing agreements, or if such financing agreements are accelerated and, as a result, or if creditors consolidate the ownership of the shares and dispose them (assuming that Petrobras does not exercise its preemptive rights to acquire such shares) we may be subject to a change of control following statutory, legal and procedural formalities required pursuant to our shareholders’ agreement. A change of control under these circumstances may adversely affect us.

The foreclosure or sale of our shares held by NSP Inv. - whether in the Novonor Judicial Restructuring Proceedings or agreements entered into within the context of the Novonor Judicial Restructuring Proceedings - may result in a change of our control. As we do not have the ability to consent to or otherwise influence or control the Novonor Judicial Restructuring Proceedings or the acquirer of the shares from any such disposal, we may be subject to a change in our corporate control in the foreseeable future.
Holders of our class A preferred shares or the ADSs may not receive any dividends or interest on shareholders’ equity.
As permitted by Law No. 6,404/76 (the “Brazilian Corporate Law”), our by-laws specify that 25% of our adjusted net profit for each fiscal year must be distributed to shareholders as mandatory dividends, or the Mandatory Distribution of Dividends. Under our by-laws, our class A and class B preferred shareholders are entitled to an annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to 6% of their pro rata share of our capital before dividends may be paid to our common shareholders. The Brazilian Corporate Law allows a publicly traded company like ours to not distribute the Mandatory Distribution of Dividends in any particular year if our board of directors informs in connection with an annual shareholders’ meeting that such distributions would be incompatible in view of our financial condition, provided that such suspension does not affect the Minimum Preferred Dividend, which is still payable to the holders of preferred shares. However, the shareholders, including the holders of our class A preferred shares or the ADSs, may not receive any dividends or interest on shareholders’ equity in any given year if we do not record a profit. The non-payment of dividends may frustrate expectations of cash return on the part of our investors, and may lead to a loss in the value of our shares in the market.
In addition, the income tax exemption on the dividends distribution and the taxation currently levied on the payment of interest on equity provided for in current legislation may be revised through tax reforms carried out by the Brazilian government, and both dividends received and distributed by the Company may become taxed or, in the case of interest on equity, have its taxation increased in the future, reducing the net amount to be paid to shareholders, which may have an adverse effect on the price of the securities we issue.
Our class A preferred shares and the ADSs have limited voting rights and are not entitled to vote to approve corporate transactions, including mergers or consolidations of our Company with other companies, or the declaration of dividends.
Under the Brazilian Corporate Law and our by-laws, holders of our class A preferred shares and, consequently, the ADSs underlying these shares are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of class A preferred shares, such as modifying basic terms of our class A preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council, depending on specific requirements provided in the Brazilian Corporate Law. Holders of our class A preferred shares and the ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our Company with other companies, or the declaration of dividends. However, if we do not pay dividends for three consecutive years, holders of our class A preferred shares and the ADSs will be granted voting rights. See “Item 10. Additional Information—Description of Our By-laws—Voting Rights” in our 2020 Annual Report.
Holders of the ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.
Under Brazilian law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All class A preferred shares underlying the ADSs are registered in the name of the depositary. ADS holders may exercise the limited voting rights with respect to our class A preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs, which provides that voting rights are only available to ADS holders at our discretion. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our class A preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person, voting by proxy or by remote voting, if applicable. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the ADS depository requesting the ADS depository to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of class A preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

In the limited circumstances in which holders of the ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote the class A preferred shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out the voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise their voting rights, and they will have no recourse if the class A preferred shares underlying their ADSs are not voted as requested.
If holders of the ADSs exchange them for class A preferred shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.
The Brazilian custodian for the preferred shares underlying the ADSs must obtain an electronic registration number with the Central Bank to allow the depositary to remit U.S. dollars abroad. ADS holders benefit from the electronic certificate of foreign capital registration from the Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the class A preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of the ADSs decide to exchange them for the underlying preferred shares, they will only be entitled to rely on the custodian’s certificate of registration with the Central Bank for five business days after the date of the exchange. Thereafter, they will be unable to remit U.S. dollars abroad unless they obtain a new electronic certificate of foreign capital registration in connection with the preferred shares, which may result in expenses and may cause delays in receiving distributions. See “Item 10. Additional Information—Exchange Controls” in our 2020 Annual Report.
Also, if holders of the ADSs that exchange the ADSs for our Class A preferred shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our preferred shares. See “Item 10. Additional information—Exchange Controls” and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations” in our 2020 Annual Report.
Restrictions on the movement of capital out of Brazil may impair the ability of holders of our shares, ADSs and debt securities to receive payments on their respective obligations or guarantees and may restrict our ability to make payments in U.S. dollars.
In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars, and consequently our ability to meet our U.S. dollar obligations under our shares, ADSs and the guarantees we granted pursuant to our outstanding debt securities, and could also have a material adverse effect on our business, financial condition and results of operations.
The foreign exchange policy of Brazil may affect the ability of Braskem to make money remittances outside Brazil in respect of our equity securities or debt securities.
Under current Brazilian regulations, Brazilian companies are not required to obtain authorization from the Central Bank in order to make payments under guarantees in favor of foreign persons, such as the holders of our shares, ADSs or our outstanding debt securities. We cannot assure you that these regulations will continue to be in force in the event that Braskem is required to perform its payment obligations under its shares, ADSs or the guarantees under our outstanding debt securities. If these regulations or their interpretation are modified and an authorization from the Central Bank is required, Braskem would need to seek an authorization from the Central Bank to transfer the amounts under such obligations out of Brazil or, alternatively, make such payments with funds held by Braskem outside Brazil. We cannot assure you that such an authorization will be obtained or that such funds will be available. If such authorization is not obtained, we may be unable to make payments to holders of our shares, ADSs or the applicable debt securities in foreign currency. If we are unable to obtain the required approvals, if needed for the payment of amounts owed by Braskem through remittances from Brazil, we may have to seek other lawful mechanisms to effect payment of amounts due under the shares, ADSs or debt securities. However, we cannot assure you that other remittance mechanisms will be available in the future, and even if they are available in the future, we cannot assure you that payment on the outstanding debt securities would be possible through such mechanism.

Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights than under the laws of other jurisdictions, including in a jurisdiction in the Unites States.
Holders of the ADSs are not our direct shareholders and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporate Law.
Our corporate affairs are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of the class A preferred shares underlying the ADSs under the Brazilian Corporate Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.
Although insider trading and price manipulation are crimes under Brazilian law and are the subject of continuously evolving regulations promulgated by the Brazilian Securities Commission, or the CVM, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our class A preferred shares and the ADSs at a potential disadvantage when compared to holders of shares of companies incorporated in other jurisdictions. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.
Holders of the ADSs may face difficulties in serving process on or enforcing judgments against us, the selling shareholders and other persons.
We are a corporation (sociedade por ações) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. The selling shareholders are also corporations (sociedades por ações) organized under the laws of Brazil. Most of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us, the selling shareholders or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us, the selling shareholders or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because a substantial portion of our assets, the assets of the selling shareholders and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us, the selling shareholders or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us, the selling shareholders or our directors or executive officers than would shareholders of a U.S. corporation.
Judgments of Brazilian courts enforcing Braskem’s obligations under our equity securities, debt securities or related guarantees would be payable only in reais.
If proceedings are brought in the courts of Brazil seeking to enforce our obligations under our equity securities, ADSs, the guarantees under our outstanding debt securities or our other indebtedness, we would not be required to discharge our obligations in a currency other than reais. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under such equity securities, ADSs, guarantees or other indebtedness would be expressed in reais. We cannot assure you that this amount in reais will afford the holders of the shares, ADSs, notes or our other indebtedness full compensation of the amount sought in any such litigation.
Actual or anticipated sales of a substantial number of class A preferred shares could decrease the market prices of our class A preferred shares and the ADSs.
Sales of a substantial number of our class A preferred shares could negatively affect the market prices of our class A preferred shares and the ADSs. If substantial sales of shares are made through the securities markets by our controlling shareholder or other class A preferred shares, the market price of our class A preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

Holders of the ADSs or class A preferred shares in the United States may not be entitled to the same preemptive rights as Brazilian shareholders have, pursuant to Brazilian legislation, in the subscription of shares resulting from capital increases made by us.
Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, subject to certain exceptions, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of ADSs or class A preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement for an offering of shares resulting from the capital increase with the SEC, or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of the ADSs or class A preferred shares in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders into us may be diluted.
Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of our ADSs and preferred shares.
According to Law No. 10,833, of December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of our ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of our ADSs made between nonresidents of Brazil. Due to the general and broad scope of Law No. 10,833/2003, and the absence of judicial precedent, we are unable to predict whether an interpretation applying such tax laws to dispositions of our ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations” in our 2020 Annual Report.
The relative volatility and liquidity of the Brazilian securities markets may adversely affect holders of our class A preferred shares and ADSs.
The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the manner in which U.S. investors are accustomed. Factors that may specifically affect the Brazilian equity markets may limit the ability of holders of the ADSs to sell class A preferred shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.
Economic developments and investor perceptions of risk in other countries, including both in developed or emerging market economies, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs, as well as any outstanding debt securities.
The market value of securities of Brazilian issuers is affected in varying degrees by economic and market conditions in other countries, including in developed countries, such as the United States and certain European countries, and in emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. The price of shares traded in the Brazilian capital markets, for example, has been historically subject to fluctuation of interest rates in the United States and the variation in the main U.S. stock exchanges. In addition, crisis in other emerging countries may diminish investor interest in securities of Brazilian issuers, including our shares and ADSs and our debt securities. This could adversely affect the market price of our shares, ADSs and outstanding debt securities and could also make it more difficult for us to access capital markets, affecting our ability to finance our operations on acceptable terms.
We are exposed to disruption and volatility of global financial markets due to their effects on the economic and financial environment, particularly in Brazil, such as economic downturn, increased unemployment rate, decreased purchasing power of consumers and unavailability of credit

In addition, the persistence of the COVID-19 pandemic could negatively impact the market value of securities od Brazilian issuers, including our shares and ADSs and our debt securities. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the severity of the COVID-19 pandemic, actions to contain it or treat its impact, among others
These disruptions or volatility in global financial markets may increase even further the negative effects on the Brazilian economic and financial environment, adversely affecting us.
Because Braskem Finance Limited and Braskem Netherlands Finance B.V. have no operations of their own, holders of our outstanding debt securities issued by Braskem Finance Limited or Braskem Netherlands Finance B.V. depend on Braskem to provide Braskem Finance Limited or Braskem Netherlands Finance B.V., respectively, with sufficient funds to make payments on these debt securities when they become due.
Braskem Finance Limited, a wholly-owned subsidiary of Braskem incorporated in the Cayman Islands, and Braskem Netherlands Finance B.V., or Braskem Netherlands Finance, an indirect wholly-owned subsidiary of Braskem incorporated under the laws of The Netherlands, have no operations of their own other than the issuing and making of payments on their respective debt securities and other indebtedness, and using the proceeds therefrom as permitted by the agreements governing these issuances, including lending the net proceeds of the debt securities and other indebtedness incurred by Braskem Finance Limited and Braskem Netherlands Finance to Braskem and subsidiaries of Braskem. Accordingly, the ability of either Braskem Finance Limited or Braskem Netherlands Finance to pay principal, interest and other amounts due on the outstanding debt securities issued by it and other indebtedness will depend our financial condition and results of operations and those of our subsidiaries that are debtors of Braskem Finance Limited or Braskem Netherlands Finance, respectively. In the event of an adverse change in our financial condition or results of operations or those our subsidiaries that are debtors of Braskem Finance Limited or Braskem Netherlands Finance, these entities may be unable to service their indebtedness to Braskem Finance Limited or Braskem Netherlands Finance, as the case may be, which would result in the failure of Braskem Finance Limited or Braskem Netherlands Finance, as the case may be, to have sufficient funds to repay all amounts due on or with respect to the respective outstanding debt securities.
Payments on Braskem’s guarantees are junior to Braskem’s secured debt obligations and effectively junior to debt obligations of Braskem’s subsidiaries and jointly controlled companies.
The outstanding debt securities are fully guaranteed by Braskem. The Braskem guarantees constitute senior unsecured obligations of Braskem. The guarantees rank equal in right of payment with all of Braskem’s other existing and future senior unsecured indebtedness. Although the guarantees provide the holders of the debt securities with a direct, but unsecured claim on Braskem’s assets and property, payment on the guarantees is subordinated to secured debt of Braskem to the extent of the assets and property securing such debt.
Upon any liquidation or reorganization of Braskem, any right of the holders of the debt securities, through enforcement of Braskem’s guarantees (i) to participate in the assets of Braskem, including the capital stock of its subsidiaries and jointly controlled entities, will be subject to the prior claims of Braskem’s secured creditors, and (ii) to participate in the assets of Braskem’s subsidiaries and jointly controlled entities will be subject to the prior claims of the creditors of such subsidiaries and jointly controlled entities. The indentures relating to the outstanding debt securities include a covenant limiting the ability of Braskem and its subsidiaries to create liens, although this limitation is subject to significant exceptions.
The construction of our Mexico Complex was financed under a project finance structure, in which the construction loan must be repaid using exclusively the cash generated by us with shareholders pledging limited guarantees. Accordingly, this financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation and other rights of Braskem Idesa. In October 2021, Braskem Idesa issued sustainability-linked debt securities in the aggregate amount of US$1.2 billion, maturing in ten years. The coupon of 7.0% can be increased by up to 37.5 basis points in case of non-compliance with the sustainability target. The proceeds obtained from the sale of the bonds, plus a credit line of US$150 million, were used to pay off the Project Finance signed in 2012.
As of September 30, 2021, Braskem had (1) consolidated corporate debt, of R$33,996.7 million (US$6,250.1 million), and (2) consolidated Braskem Idesa debt related to our Mexico Complex of R$11,754.8 million (US$2,161.1 million). Of the consolidated corporate debt, R$728.9 million (US$134.0 million) was debt of Braskem S.A., R$33,267.8 million (US$6,116.1 million) was debt of Braskem’s subsidiaries and special purpose entities (other than Braskem Idesa S.A.P.I.), of which R$974.6 million (US$179.2 million) was debt that is not secured by the Company.

Braskem conducts a portion of its business operations through subsidiaries and jointly controlled companies. In servicing payments to be made on its guarantees of the outstanding debt securities, Braskem may rely, in part, on cash flows from its subsidiaries and jointly controlled companies, mainly in the form of dividend payments. The ability of these subsidiaries and jointly controlled entities to make dividend payments to Braskem will be affected by, among other factors, the obligations of these entities to their creditors, requirements of Brazilian corporate and other law, and restrictions contained in agreements entered into by or relating to these entities. In the event that these subsidiaries and jointly controlled entities are unable to make dividend payments to Braskem due to insufficient cash flows, Braskem may be required to utilize its own cash flows to service payments. Further, if these subsidiaries and jointly controlled entities are unable to pay their debt, they may become subject to bankruptcy or insolvency proceedings. Any bankruptcy or insolvency proceedings of these subsidiaries and jointly controlled entities may have an adverse effect on our financial condition and results of operations.
Braskem’s obligations under the guarantees of the outstanding debt securities are subordinated to certain statutory preferences.
Under Brazilian law, Braskem’s obligations under the guarantees of the outstanding debt securities are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial restructuring of Braskem, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and holders of the outstanding debt securities may be unable to collect amounts due under the outstanding debt securities.
Brazilian bankruptcy laws may be less favorable to holders of our shares, ADSs and outstanding debt securities than bankruptcy and insolvency laws in other jurisdictions.
If we are unable to pay our indebtedness, including our obligations under the shares, ADSs and guarantees under the outstanding debt securities, then we may become subject to bankruptcy proceedings in Brazil. The bankruptcy laws of Brazil currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions. For example, holders of our outstanding debt securities may have limited voting rights at creditors’ meetings in the context of a court reorganization proceeding. In addition, any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the real equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered, or (3) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of our bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into reais at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure you that such rate of exchange will afford full compensation of the amount invested in our outstanding debt securities plus accrued interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion of the financial condition and results of operations of Braskem as of September 30, 2021 and for the nine-month periods ended September 30, 2021 and 2020 should be read in conjunction with the September 2021 Financial Statements Report and the information presented under “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2020, 2019 and 2018, and for the years ended December 31, 2020, 2019 and 2018, included in our 2020 Annual Report.
The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein and under “Item 3. Key Information—Risk Factors” in our 2020 Annual Report and the information set forth under “Risk Factors” and “Forward-Looking Statements” in this report on Form 6-K.
Overview
According to IHS, we are the largest producer of thermoplastic resins in the Americas, based on the annual production capacity of our plants in Brazil, the United States, Germany and Mexico as of September 30, 2021. We are the only producer of ethylene, polyethylene (“PE”), and polypropylene (“PP”) in Brazil and we are the largest producer of polyvinyl chloride (“PVC”) in Brazil. We are the largest producer of PE in Mexico and of PP in the Unites States. We produce a diversified portfolio of petrochemical and thermoplastic products, including PE, green PE, PP and PVC.
Our results of operations for the nine-month period ended September 30, 2021 have been affected, and our results of operations will continue to be affected, by a variety of factors, including:
•GDP growth in the regions where we operate, including as follows:
◦Brazil’s GDP, which expanded 5.7% in the nine-month period ended September 30, 2021, which increased the demand for our products and, consequently, our sales volume, after a contraction of 4.1% in 2020;
◦the U.S. GDP, which expanded 2.1% in the nine-month period ended September 30, 2021, which increased the demand for our products and, consequently, our sales volume, after a contraction of 3.4% in 2020;
◦Europe’s GDP, which expanded 2.2% in the nine-month period ended September 30, 2021, which increased the demand for our products and, consequently, our sales volume, after a contraction of 6.3% in 2020;
◦Mexico’s GDP, which expanded 6.1% in the nine-month period ended September 30, 2021, which increased the demand for our products and, consequently, our sales volume, after a contraction of 8.3% in 2020; and
◦according to the International Monetary Fund (the “IMF”), despite the adverse effects of the novel coronavirus (“COVID-19”) pandemic on the economy of several countries in 2020 and 2021, which led to a global GDP contraction of 3.1%, the world’s GDP is expected to expand 5.9% in 2021 and is expected to expand 4.9% in 2022, leading to a global economic recovery;
•the expansion or contraction of global production capacity for the products that we sell and the growth rate of the global economy;
•the international market price of propylene in the Unites States, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced a high level of volatility during the nine-month period ended September 30, 2021, fluctuating in a range between US$1,257 and US$1,918 per ton during such period, compared to fluctuation in a range between US$573 and US$994 per ton during the nine-month period ended September 30, 2020;

•the international market price of naphtha, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced a high level of volatility during the nine-month period ended September 30, 2021, fluctuating in a range between US$501 and US$681 per ton during such period, compared to fluctuation in a range between US$140 and US$528 per ton during the nine-month period ended September 30, 2020;
•the average Brazilian prices of resins expressed in U.S. dollars, which fluctuate to a significant extent based on international prices for these products and which also have a high correlation to our raw material costs;
•our crackers’ capacity utilization rates, which did not increase (despite increased demand) in the nine-month period ended September 30, 2021, compared to the corresponding period of 2020, as a result of: (i) the COVID-19 pandemic reducing the demand for our products and our production volumes in the nine-month period ended September 30, 2020; and (ii) capacity reduction to the general maintenance schedules at our petrochemical complex in São Paulo in the nine-month period ended September 30, 2021;
•government industrial policies in the countries and regions in which we operate;
•changes in the real/ U.S. dollar exchange rate, including the appreciation of the real against the U.S. dollar by 4.7% as of September 30, 2021, compared to December 31, 2020, after depreciating by 30.7% in 2020, compared to December 31, 2019;
•the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the LIBOR rate, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;
•the inflation rate in Brazil, which was 15.1% in the nine-month period ended September 30, 2021, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna, “IGP-DI”), and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and
•tax policies and tax obligations.
Our financial condition and liquidity are influenced by various factors, including:
•our ability to generate cash flows from our operations;
•prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;
•our ability to continue to be able to borrow funds from international and Brazilian financial institutions and to sell our debt securities in the international and Brazilian securities markets, which is influenced by a number of factors discussed below, including the adverse effect of the COVID-19 pandemic on the world economy and our business, financial condition and results of operations;
•our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and
•the requirement under Brazilian law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income (calculated as net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax and for reserves, including legal reserves, pursuant to applicable law), unless our board of directors, in accordance with applicable law, reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time, provided that payment of any minimum preferred dividends is not affected. Our fiscal council must opine on any suspension of the mandatory distribution.

Principal Factors Affecting Our Results of Operations
Macroeconomic Environment in the Countries in which we Operate and Demand for Our Products Globally
Our sales in Brazil and exports from Brazil represented 62.7% of our net revenue in the nine-month period ended September 30, 2021. We are significantly affected by economic conditions in Brazil and in the other countries in which we operate, and our results of operations and financial condition have been, and will continue to be, affected by the growth or contraction rates of the GDP of Brazil, the United States, Europe and Mexico, and by global growth or contraction rates.
The following table shows inflation, interest rates and exchange rate data for Brazil as of and for the periods indicated.

	September 30,	December 31,
	2021	2020	2019

GDP growth/contraction(1)	5.7%	(4.1)%	1.1%
Inflation (IGP-M)(2)	16.0%	23.1%	7.3%
Inflation (IPCA)(3)	6.90%	4.5%	4.3%
CDI rate(4)	2.53%	1.9%	4.6%
Appreciation (depreciation) of the real vs. US. dollar	4.7%	(28.9)%	4.0%
Period-end exchange rate—US$1.00	R$5.4394	R$5.1967	R$4.0307

Sources:	Fundação Getúlio Vargas, the Brazilian Central Bank and Bloomberg.
(1) Brazilian GDP measured according to Sistema IBGE de Recuperação Automática–SIDRA.
(2) Inflation measured according to the general market price index (Índice Geral de Preços-Mercado) (IGP-M) by Fundação Getúlio Vargas.
(3) Inflation measured according to the national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo) (IPCA) by the IBGE.
(4) The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

The following table sets forth domestic apparent consumption for PE, PP and PVC in Brazil for the periods presented.

	For the nine-month period ended September 30,	For the year ended December 31,
	2021	2020	2019

Brazilian apparent consumption of polyethylene	7.9%	9.1%	2.5%
Brazilian apparent consumption of polypropylene	13.2%	7.5%	2.2%
Brazilian apparent consumption of PVC	21.6%	3.8%	1.4%

Sources:	Brazilian government and Braskem.
Brazilian GDP growth has fluctuated significantly, and we believe that it will likely continue to do so. Our management believes that the impact on growth in Brazil will affect our future net revenue and results of operations, and a continued recession or low growth in Brazil would likely reduce our future net revenue and have a negative effect on our results of operations.
According to the IMF, despite the adverse effects of the COVID-19 pandemic on the economy of several countries in 2020 and 2021, which led to a global GDP contraction of 3.1%, the world’s GDP is expected to expand 5.9% in 2021 and is expected to expand 4.9% in 2022, leading to a global economic recovery.
Capacity Utilization
Our operations are capital-intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate at all of our production facilities.

The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the periods presented.

	Nine-month period ended September 30,	Year ended December 31,
	2021	2020	2019

Ethylene	79%	81%	85%
Polyethylene	79%	84%	85%
Polypropylene	82%	85%	89%
PVC	64%	63%	65%
Polypropylene USA and Europe	91%	89%	89%
PE Mexico	61%	74%	76%
In the nine-month period ended September 30, 2021, average ethylene capacity utilization was mainly affected by: (i) the rapid maintenance turnaround carried out at our petrochemical cracker in Rio Grande do Sul; (ii) the scheduled general maintenance turnaround carried out over 63 days at our petrochemical complex in São Paulo; and (iii) the feedstock shortage at our petrochemical complex in Rio de Janeiro due to a ramp-up process of a local producer after a scheduled turnaround.
In 2020, average ethylene capacity utilization was mainly affected by: (i) lower utilization rate of our cracker in Rio Grande do Sul due to unscheduled turnaround at the PE integrated unit in the first quarter of 2020; and (ii) weaker demand for resins and main chemicals as a result of the COVID-19 pandemic significantly impacting economic activity and markets around the world.
In 2019, average ethylene capacity utilization was mainly affected by: (i) lower ethylene utilization rate of our cracker in Bahia resulting from the shutdown of the chlor-alkali and dichloroethane plants in Alagoas; (ii) scheduled turnaround of one of our ethylene production lines at our Bahia cracker in the fourth quarter of 2019; (iii) lower ethylene utilization rate at our crackers in Rio Grande do Sul, due to logistical problems; and (iv) a drop in the marginal profitability of our export of resins.
Results of Operations for the Nine-Month Period Ended September 30, 2021 Compared with the Nine-Month Period Ended September 30, 2020
The following discussion of our results of operations is based on our unaudited condensed consolidated interim financial statements. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated statement of profit or loss. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS and reflected in our unaudited condensed consolidated interim financial statements.

The following tables set forth consolidated financial information by segment for the nine-month periods ended September 30, 2021 and 2020:

	Nine-month period ended September 30, 2021
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Consolidated(1)
	(in millions of reais)
Reportable Segments:
Brazil	49,770.1	(33,725.1)	16,045.0	(1,137.7)	—	(580.9)	14,326.4
USA and Europe	24,986.9	(17,609.5)	7,377.5	(651.6)	—	(35.8)	6,690.1
Mexico	4,599.9	(2,346.1)	2,253.8	(340.6)	—	(5.8)	1,907.4
Total segments	79.356.9	(53,680.7)	25,676.3	(2,129.9)	—	(622.5)	22,923.9
Other segments	256.4	(162.5)	93.9	59.8	(1.1)	1.4	154.0
Corporate unit(2)	—	—	—	(1,340.5)	—	115.2	(1,225.3)
Total before eliminations and reclassifications	79,613.3	(53,843.2)	25,770.1	(3,410.6)	(1.1)	(505.9)	21,852.6
Eliminations and reclassifications	(2,200.3)	1,785.2	(415.0)	(11.4)	—	(9.0)	(435.4)
Total	77,413.1	(52,058.0)	25,355.1	(3,422.0)	(1.1)	(514.8)	21,417.2

(1) Corresponds to profit (loss) before net financial expenses and taxes.
(2) Includes the amount of R$1,031.1 million related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base.

	Nine-month period ended September 30, 2020
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Consolidated(1)
	(in millions of reais)
Reportable Segments:
Brazil	27,615.7	(23,008.5)	4,607.2	(1,090.5)	—	(5,100.3)	(1,583.6)
USA and Europe	10,044.4	(8,593.0)	1,451.4	(502.3)	—	29.0	978.1
Mexico	2,878.7	(2,201.5)	677.3	(312.6)	—	252.0	616.6
Total segments	40,538.8	(33,803.0)	6,735.8	(1,905.3)	—	(4,819.4)	11.1
Other segments(2)	220.4	(137.4)	83.0	47.5	(19.9)	7.1	117.7
Corporate unit(3)	—	—	—	(1,019.3)	—	256.2	(763.1)
Total before eliminations and reclassifications	40,759.1	(33,940.4)	6,818.7	(2,877.1)	(19.9)	(4,556.1)	(634.4)
Eliminations and reclassifications	(954.0)	407.0	(547.0)	(14.3)	—	(7.3)	(568.6)
Total	39,805.1	(33,533.4)	6,271.8	(2,891.5)	(19.9)	(4,563.4)	(1,203.0)

(1)	Corresponds to profit (loss) before net financial expenses and taxes.
(2)	Considers, mainly, the result of Cetrel already eliminated with the transactions between it and the Company.
(3)	Includes the amount related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base.

The following table sets forth consolidated financial information for the nine-month periods ended September 30, 2021 and 2020:

	Nine-month period ended September 30
	2021	2020	% Change
	(in millions of reais)

Net revenue	77,413.1	39,805.1	94.5%
Cost of products sold	(52,058.0)	(33,533.4)	55.2%
Gross profit	25,355.1	6,271.8	304.3%
Income (expenses):
Selling and distribution	(1,475.8)	(1,369.6)	7.8%
Impairment of trade accounts receivable and others from clients	2.9	(15.0)	(119.5)%
General and administrative	(1,751.2)	(1,334.0)	31.3%
Research and development	(198.0)	(172.9)	14.5%
Results from equity investments	(1.1)	(19.9)	(94.5)%
Other income	1,235.7	816.9	51.3%
Other expenses	(1,750.6)	(5,380.2)	(67.5)%
Profit (loss) before net financial expenses and taxes	21,417.2	(1,203.0)	1,880.3%
Financial results:
Financial expenses	(4,269.8)	(3,682.6)	15.9%
Financial income	1,591.7	498.5	219.3%
Exchange rate variations, net	(2,930.7)	(7,325.6)	(60.0)%
Profit (loss) before income tax and social contribution	15,808.3	(11,712.6)	(235.0)%
Current and deferred income tax and social contribution	(2,911.9)	3,819.8	(176.2)%
Profit (loss) for the period	12,896.5	(7,892.7)	(263.4)%
In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as otherwise indicated
Net Revenue
Net revenue increased by R$37,608.0 million, or 94.5%, to R$77,413.1 million during the nine-month period ended September 30, 2021, from R$39,805.1 million during the corresponding period of 2020, attributable mainly to main chemicals and resins price increase of R$25,430.0 million and to main chemicals sales volume increase of R$920.8 million or 2.4% and to PP in the USA and Europe sales volume increase of R$1,082.1 million or 2.9%, due to increased demand and logistics constraints limiting product flows.
Net Revenue of our Brazil Segment
Net revenue of our Brazil segment increased by R$22,154.5 million, or 80.2%, to R$49,770.1 million during the nine-month period ended September 30, 2021, from R$27,615.7 million during the corresponding period of 2020, attributable mainly to main chemicals and resins price increase of R$20,809.4 million and to main chemicals sales volume increase of R$920.8 million or 4.2% due to increased demand and logistics constraints limiting product flows, which was offset by the lower sales volume of resins of -9.4% due to scheduled maintenance turnaround in the period.

The table below sets forth information regarding the weighted average monthly international spot prices of the main chemicals and resins that are generally used as a reference for our Brazil segment for the periods indicated:

	Nine-month period ended September 30,
International References(1)	2021	2020	% Change
	(US$/ton)
Main Chemicals(2)	1,072	$604	78%
Resins(3)	1,526	$819	86%

(1)	Source: External consulting (weighted average monthly international spot prices).
(2)	Average prices weighted based on Braskem’s capacity production of the following products: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%).
(3)	Average prices weighted based on Braskem’s capacity production: PE US (54%), PP Asia (33%) and PVC Asia (13%).
Net Revenue of our USA and Europe Segment
Net revenue of our USA and Europe segment increased by R$14,942.6 million, or 148.8%, to R$24,986.9 million during the nine-month period ended September 30, 2021, from R$10,044.4 million during the corresponding period of 2020, attributable mainly to PP price increase of R$8,389.9 million and to PP sales volume increase of R$1,082.1 million or 7.2%, primarily as a result of the ramp-up of the new PP plant (Delta) in the United States, with commercial production beginning in September 2020, and the increase in demand and logistics constraints limiting product flows globally.
The table below sets forth information regarding the weighted average monthly international spot price of PP, which is generally used as a reference for our USA and Europe segment for the periods indicated:

	Nine-month period ended September 30,
International References(1)	2021	2020	% Change
	(US$/ton)
PP US and Europe(2)	2,591	1,254	107%

(1)	Source: External consulting (weighted average monthly international spot prices).
(2)	Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).
Net Revenue of our Mexico Segment
Net revenue of our Mexico segment increased by R$1,721.1 million, or 59.8%, to R$4,599.9 million during the nine-month period ended September 30, 2021, from R$2,878.7 million during the corresponding period of 2020, attributable mainly to PE price increase of R$3,669.7 million as a result of higher polyethylene prices in the international market due to increased demand and logistics constraints limiting product flows globally, which was offset by lower product amounts available for sale due to the resumption of operations following the unilateral interruption of supply of natural gas transport services by Cenagas in early December 2020 and lower amounts of ethane supplied by Pemex.

The table below sets forth information regarding the weighted average monthly international spot price of PE, which is generally used as a reference for our Mexico segment for the periods indicated:

	Nine-month period ended September 30,
International References(1)	2021	2020	% Change
	(US$/ton)

PE North America	1,817	798	128%

(1) Source: External consulting (weighted average monthly international spot prices).
Cost of Products Sold and Gross Profit
Cost of products sold increased by R$18,524.6 million, or 55.2%, to R$52,058.0 million during the nine-month period ended September 30, 2021, from R$33,533.4 million during the corresponding period of 2020, primarily as a result of: (i) higher sales volume of main chemicals in Brazil of 13.5%, which was partially offset by lower sales volume of resins in Brazil; (ii) higher sales volume of PP in the Unites States and Europe of 13.4%; and (iii) an increase of 76.0% in the cost of naphtha in our Brazil segment, an increase of 112.3% in the cost of propylene in the USA and Europe segment and an increase of 53.7% in the ethane cost in Mexico due to higher oil prices in the international market, reflecting a scenario of stronger global demand and supply constraints by OPEC+ countries (which are non-OPEC countries that export crude oil) and allied producers.
As a result of the above, consolidated gross profit increased by R$19,083,4 million, or 304.3%, to R$25,355.1 million during the nine-month period ended September 30, 2021, from R$6,271.8 million during the corresponding period of 2020.
Gross margin (gross profit as a percentage of net revenue) increased to 32.8% during the nine-month period ended September 30, 2021, from 15.8% during the corresponding period of 2020.
Cost of Products Sold and Gross Profit of our Brazil Segment
Cost of products sold of our Brazil segment increased by R$10,716,6 million, or 46.6%, to R$33,725.1 million during the nine-month period ended September 30, 2021, from R$23,008.5 million during the corresponding period of 2020, primarily as a result of: (i) a 76.0% increase in the Amsterdam-Rotterdam-Antwerp (ARA) naphtha price; (ii) a 53.7% increase in the ethane price in the international market, as a result of global supply and demand; and (iii) a 19.4% increase in the main chemicals sales volume in Brazil.
Gross profit of our Brazil segment increased by R$11,437.8 million, or 248.3%, to R$16,045.0 million during the nine-month period ended September 30, 2021, from R$4,607.2 million during the corresponding period of 2020, mainly due to an increase in the international price spreads of resins of 85.3%, to US$899 per ton during the nine-month period ended September 30, 2021, from US$485 per ton during the corresponding period of 2020.
Gross margin (gross profit as a percentage of net revenue) of our Brazil segment increased to 32.2% during the nine-month period ended September 30, 2021, from 16.7% during the corresponding period of 2020.
Cost of Products Sold and Gross Profit of USA and Europe Segment
Cost of products sold of our USA and Europe segment increased by R$9,016.5 million, or 104.9%, to R$17,609.5 million during the nine-month period ended September 30, 2021, from R$8,593.0 million during the corresponding period of 2020, primarily as a result of higher total sales volume due to the ramp-up of the new PP plant (Delta) in the United States, with commercial production beginning in September 2020, and the increase of 112.3% in the propylene prices in the international market.
Gross profit of our USA and Europe segment increased by R$5,926.1 million, or 408.3%, to R$7,377.5 million during the nine-month period ended September 30, 2021, from R$1,451.4 million during the corresponding period of 2020, mainly due to an increase in the PP spreads in the USA and Europe of 99.1%, to US$1,072 per ton during the nine-month period ended September 30, 2021, from US$539 per ton during the corresponding period of 2020, mainly due to the continued demand in the United States market and the effects of logistics and supply constraints in the United States and Europe.

Gross margin (gross profit as a percentage of net revenue) of our USA and Europe segment increased to 29.5% during the nine-month period ended September 30, 2021, from 14.4% during the corresponding period of 2020, as a result of the aforementioned factors.
Cost of Products Sold and Gross Profit of Mexico Segment
Cost of products sold of our Mexico segment increased by R$144.6 million, or 6.6%, to R$2,346.1 million during the nine-month period ended September 30, 2021, from R$2,201.5 million during the corresponding period of 2020, as a result of higher international ethane prices of 53.7%, which was partially offset by lower sales volume.
Gross profit of our Mexico segment increased by R$1,576.5 million, or 232.8%, to R$2,253.8 million during the nine-month period ended September 30, 2021, from R$677.3 million during the corresponding period of 2020, as a result of higher spreads in the international market.
Gross margin (gross profit as a percentage of net revenue) of our Mexico segment increased to 49.0% during the nine-month period ended September 30, 2021, compared to 23.5% during the corresponding period of 2020, as a result of the aforementioned factors.
Selling and Distribution Expenses
Selling and distribution expenses increased by R$106.2 million, or 7.8%, to R$1,475.8 million during the nine-month period ended September 30, 2021, from R$1,369.6 million during the corresponding period of 2020, primarily as a result of higher third-party expenses related to consulting services, industrials and facilities maintenance services in connection with the programmed plant turnarounds, logistics costs and port services due to global logistics constraints, resulting from the COVID-19 pandemic.
Impairment of Trade Accounts Receivable and Others from Clients
Impairment of trade accounts receivable and others from clients increased by R$18.0 million, or 119.5%, to a reversal of R$2.9 million during the nine-month period ended September 30, 2021, from an impairment expense of R$15.0 million during the corresponding period of 2020, mainly due to the recovery of past amounts in litigation in Brazil, the impairment relating to certain Argentinean customers and the effects of the COVID-19 pandemic on trade accounts receivable and others from clients.
General and Administrative Expenses
General and administrative expenses increased by R$417.2 million, or 31.3%, to R$1,751.2 million during the nine-month period ended September 30, 2021, from R$1,334.0 million during the corresponding period of 2020, primarily as a result of higher expenses related to consulting services, employee compensation and logistics services due to global logistics constraints, resulting from the COVID-19 pandemic.
Research and Development Expenses
Research and development expenses increased by R$25.1 million, or 14.5%, to R$198.0 million during the nine-month period ended September 30, 2021, from R$172.9 million during the corresponding period of 2020, primarily as result of higher expenses related to third parties to conduct market studies for new information and technology strategic projects of the Company.
Research and development expenses as a percentage of net revenue decreased to 0.3% during nine-month period ended September 30, 2021, from 0.4% during the corresponding period of 2020.
Results from Equity Investments
Results from equity investments decreased by R$18.8 million, or 94.5%, to an expense of R$1.1 million during the nine-month period ended September 30, 2021, from an expense of R$19.9 million during the corresponding period of 2020, due to lower equity loss of our affiliate Refinaria de Petróleo Riograndense (RPR) and higher net income of our affiliate Borealis Brasil S.A.

Other Income
Other income increased by R$418.8 million, or 51.3%, to R$1,235.7 million during the nine-month period ended September 30, 2021, from R$816.9 million during the corresponding period of 2020, primarily due to the effect from the recognition of PIS and COFINS tax credits in the amount of R$1,031.0 million.
Other Expenses
Other expenses, which are comprised mainly by provisions related to the geological event in Alagoas and provisions related to the remediation of possible environmental impacts, decreased by R$3,629.6 million, or 67.5%, to R$1,750.6 million during the nine-month period ended September 30, 2021, from R$5,380.2 million during the corresponding period of 2020, primarily due to the provision of R$5,143.4 million for expenses related to the geological event in Alagoas during the nine-month period ended September 30, 2020.
Profit (Loss) Before Net Financial Expenses and Taxes
As a result of the above:
•operating profit before financial income (expenses) of our Brazil segment increased by R$15,910.0 million, to R$14,326.4 million during the nine-month period ended September 30, 2021, from R$1,583.6 million during the corresponding period of 2020. Operating margin, defined as a percentage of operating profit (loss) before selling, general and distribution expenses and financial income (expenses) divided by net sales revenue, of our Brazil segment increased to 32.2% during the nine-month period ended September 30, 2021, compared to an operating margin of 16.7% during the corresponding period of 2020, mainly due to higher spreads in the international market as a consequence of increased demand and logistics constraints limiting product flows globally;
•operating profit before financial income of our USA and Europe segment increased by R$5,712.0 million, or 584.0%, to R$6,690.1 million during the nine-month period ended September 30, 2021, compared to R$978.1 million during the corresponding period of 2020. Operating margin, defined as a percentage of operating profit (loss) before selling, general and distribution expenses and financial income (expenses) divided by net sales revenue, of our USA and Europe segment increased to 29.5% during the nine-month period ended September 30, 2021, compared to an operating margin of 14.4% during the corresponding period of 2020 due to the production and sales of the new PP plant in the United States, to higher spreads in the international market as a consequence of higher demand and logistics constraints limiting product flows globally; and
•operating profit before financial income (expenses) of our Mexico segment increased by R$1,290.8 million, or 209.3%, to R$1,907.4 million during the nine-month period ended September 30, 2021, from R$616.6 million during the corresponding period of 2020. Operating margin, defined as a percentage of operating profit (loss) before selling, general and distribution expenses and financial income (expenses) divided by net sales revenue, of our Mexico segment was 49.0% during the nine-month period ended September 30, 2021, compared to an operating margin of 23.5% during the corresponding period of 2020, mainly due to higher spreads in the international market as a consequence of higher demand and logistics constraints limiting product flows globally, which was partially offset by lower sales volume mainly as a consequence of lower ethane supply.
As a result of the above, operating profit before financial income (expenses) on a consolidated basis increased by R$22,620.0 million, to operating profit of R$21,417.2 million during the nine-month period ended September 30, 2021, from a loss of R$1,203.0 million during the corresponding period of 2020, mainly due to higher operating profit before financial income (expenses) from the Mexico and USA and Europe segments.
Operating margin, defined as a percentage of operating profit (loss) before financial income (expenses) divided by net sales revenue, increased to 32.8% during the nine-month period ended September 30, 2021, from 15.8% during the corresponding period of 2020, due to higher operating profit before financial income (expenses) from all segments.

Financial Results
Financial Expenses
Financial expenses increased by R$587.2 million, or 15.9%, to R$4,269.8 million during the nine-month period ended September 30, 2021, from R$3,682.6 million during the corresponding period of 2020, primarily as a result of the effect of the depreciation of the Brazilian real against the U.S. dollar on interest expenses relating to debt denominated in U.S dollars and the amortization of transaction costs associated with prepayments made, in each case in the nine-month period ended September 30, 2021.
Financial Income
Financial income increased by R$1,093.2 million, or 219.3%, to R$1,591.7 million during the nine-month period ended September 30, 2021, from R$498.5 million during the corresponding period of 2020, primarily due to higher recognition of interest on tax related to PIS and COFINS debts calculated in excess in previous years. The main tax credit refers to the exclusion of ICMS from the PIS and COFINS calculation basis, as a result of several lawsuits we filed claiming recognition of the right to exclude ICMS from the calculation basis of PIS and COFINS and a consequent tax refund. In the nine-month period ended September 30, 2021, our claims under these lawsuits were granted. In the nine-month period ended September 30, 2021, we recognized a total of R$2.0 million (compared to R$0.4 million in the same period of 2020) related to PIS and COFINS taxes overpaid, with R$1.0 million recorded under “Other operating income (expenses)” (compared to R$0.3 million in the same period of 2020) and R$1.0 million under financial income (compared to R$0.1 million in the same period of 2020).
Exchange Rate Variations, Net
Exchange rate variations, net decreased by R$4,394.9 million, or 60.0%, to an expense of R$2,930.7 million during the nine-month period ended September 30, 2021, from an expense of R$7,325.6 million during the corresponding period of 2020, primarily as a result of: (i) the effects of the depreciation of the Brazilian real against the U.S. dollar on the net exposure in the amount of US$3,041.4 million; (ii) the effects of the depreciation of the Mexican peso against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,416.1 million as of September 30, 2021; and (iii) the effects of the realization of hedge accounting in the amount of R$1,507.6 million at Braskem and R$368.4 million at Braskem Idesa.
Income Tax and Social Contribution
Income tax and social contribution represented an expense of R$2,911.9 million during the nine-month period ended September 30, 2021, compared to a benefit of R$3,819.8 million during the corresponding period of 2020, as a result of an increase in the profit before income tax and social contribution.
The effective tax rate applicable to our profit before income tax and social contribution was 18.4% during the nine-month period ended September 30, 2021, compared to our effective tax rate of 32.6% during the corresponding period of 2020, due to an increase in operating profits in the period.
Profit
As a result of the above, we recorded a profit of R$12,896.5 million, or 16.7% of net revenue, during the nine-month period ended September 30, 2021, compared to a loss of R$7,892.7 million, or (19.8)% of net revenue, during the corresponding period of 2020.
Liquidity and Capital Resources
Our principal cash requirements for 2021 consist of the following:
•servicing our indebtedness;
•working capital requirements;
•capital expenditures related to investments in operations, maintenance and construction of new plant facilities;

•expenditures made in connection with the adoption of measures relating to the geological event in Alagoas; and
•payments under the Global Settlement described in our 2020 Annual Report.
Our principal sources of liquidity have traditionally consisted of the following:
•cash flows from operating activities;
•short-term and long-term borrowings; and
•sales of debt securities in domestic and international capital markets.
As of September 30, 2021, our consolidated cash and cash equivalents and financial investments amounted to R$14,962.1 million and included R$1,644.1 million held by Braskem Idesa, which was available for its exclusive use.
Cash Flows
The following table sets forth certain consolidated cash flow information for the periods indicated:

	Nine-month period ended September 30,
	2021	2020
	(in millions of reais)
Net cash generated by operating activities	10.553,3	2,453.5
Net cash used in investing activities	(2,003.2)	(1,914.0)
Net cash generated by (used in) financing activities	(10,567.8)	3,333.2
Effect of exchange variation on cash of foreign subsidiaries	180.7	1,648.0
Increase (decrease) in cash and cash equivalents	(1,837.0)	5,520.5
Net Cash Generated by Operating Activities
Net cash generated by operating activities was R$10,553.3 million during the nine-month period ended September 30, 2021, compared to R$2,453.5 million during the corresponding period of 2020. Net cash generated by operating activities increased by R$8,099.8 million, or 330.1%, primarily as a result of higher net profit, which was partially offset by an increase in net cash outflows during the period mainly due to higher prices of resins and main chemicals in the international market and higher disbursements related to the geological event in Alagoas, as described under “—Information About the Company—Recent Developments—Geological Event in Alagoas.”
Net Cash Used in Investing Activities
Investing activities used net cash of R$2,003.2 million and R$1,914.0 million during the nine-month periods ended September 30, 2021 and 2020, respectively.
During the nine-month period ended September 30, 2021, investing activities for which we used cash on a consolidated basis primarily consisted of: (i) acquisitions to property, plant and equipment of R$1,891.1 million, which were allocated primarily to industrial operations, including investments related to operating efficiency, health, environmental and safety, and productivity (such as the investment in the scheduled turnaround of the cracker in São Paulo); and (ii) acquisitions to property, plant and equipment of R$151.9 million, which were allocated to strategic projects, such as modernization of the electrical system of the petrochemical complex in São Paulo and expansion of biopolymer capacity at the Triunfo petrochemical complex.
During the nine-month period ended September 30, 2020, investing activities for which we used cash on a consolidated basis primarily consisted of: (i) acquisitions to property, plant and equipment of R$1,034.0 million, which were allocated primarily to industrial operations, including investments related to operating efficiency, health, environmental and safety, productivity and the scheduled turnaround of the cracker in Bahia, which occurred in the fourth quarter of 2019; and (ii) acquisitions to property, plant and equipment of R$896.6 million, which were allocated to strategic projects, including primarily investments in the construction of the new polypropylene plant in the United States.

Net Cash Generated by (Used in) Financing Activities
Financing activities used net cash of R$10,567.8 million during the nine-month periods ended September 30, 2021 and generated net cash of R$3,333.2 million during the corresponding period of 2020, mainly as a result of prepayments made in the period in the aggregate amount of R$8,880.1 million.
Indebtedness
As of September 30, 2021, our total amount outstanding of borrowings and debentures was R$45,751.6 million, consisting of R$8,142.7 million of short-term indebtedness (17.8% of our total indebtedness) and R$37,608.9 million of long-term indebtedness (82.2% of our total indebtedness). Of our total amount of borrowings and debentures, net of transaction costs, R$686.2 million was denominated in Brazilian reais (1.5% of our total indebtedness) and R$45,065.4 million (98.5% of our total indebtedness) was denominated in foreign currencies. As of September 30, 2021, our derivative financial instruments corresponded to a liability of R$794.3 million.
As of September 30, 2021, our Braskem Idesa borrowings, the total outstanding limited recourse indebtedness relating to our Mexico complex, net of transaction costs, was R$11,754.8 million.
Short-Term Indebtedness
As of September 30, 2021, the amount of our short-term borrowings and debentures, including interest and the current portion of our long-term borrowings and debentures, was R$8,142.7 million, of which R$7,182.4 million was short-term indebtedness of Braskem Idesa. We have short-term lines of credit with a number of international and Brazilian financial institutions. As of September 30, 2021, the consolidated outstanding balance under our short-term credit lines denominated in reais was R$59.1 million, and the consolidated outstanding balance under our short-term credit lines denominated in foreign currencies was R$843.7 million.
Long-Term Indebtedness
Our principal sources of long-term debt are:
•fixed-rate notes issued in the international market;
•export credit notes;
•credit facilities with the Brazilian National Bank for Economic and Social Development (BNDES);
•bank credit facilities;
•project financing; and
•export prepayment facilities.
As of September 30, 2021, the outstanding amount of our long-term borrowings and debentures, net of transaction costs was R$37,608.9 million, of which R$4,572.4 million related to Braskem Idesa.
As of September 30, 2021, (i) R$7,794.0 million of our long-term borrowings and debentures denominated in Brazilian reais was secured, and (ii) none of our long-term indebtedness denominated in foreign currencies was secured. We have secured such portion of our long-term indebtedness through the pledge of certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured indebtedness vary by transaction. For a summary of the terms of our material outstanding indebtedness as of December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in our 2020 Annual Report.
As of September 30, 2021, all of our indebtedness under the financing agreement for our Mexico complex was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, certain of our rights to repayment under subordinated loans that Braskem has made to Braskem Idesa, and all of the assets of Braskem Idesa. Braskem is in compliance with the covenants under the underlying instruments.
As of September 30, 2021, R$421.1 million of our long-term indebtedness was denominated in Brazilian reais, and R$32,466.8 million of our indebtedness was denominated in foreign currencies.

Some of the underlying instruments contain covenants that could restrict, among other things, our and most of our subsidiaries’ ability to incur liens or merge or consolidate with any other entity or sell or otherwise dispose of all or substantially all of our or their assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses among Braskem S.A. and its subsidiaries’ indebtedness, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. As of September 30, 2021, Braskem was in compliance with the covenants under the underlying instruments.
Bonds
We have issued bonds in the international capital markets. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds, on which interest is payable quarterly in arrears.
The table below sets forth our outstanding bonds issued in the international capital markets, the outstanding principal amount of these securities and their maturity dates:

Security	Outstanding principal as of September 30, 2021		Final maturity
	(in millions of U.S. dollars)	(in millions of reais)(*)

3.50% Notes due 2023(1)	104.7	569.5	January 2023
6.45% Notes due 2024(2)	596.6	3,245.3	February 2024
4.50% Notes due 2028(1)	1,174.8	6,390.2	February 2028
4.500% Notes due 2030(1)	1,500.0	8,159.1	January 2030
7.125% Notes due 2041(3)	572.9	3,116.1	July 2041
5.875% Notes due 2050(1)	750.0	4,079.6	January 2050
Subordinated Resettable Fixed Rate Notes due 2081(1)	600.0	3,263.6	January 2081

(1)	Represents notes issued by Braskem Netherlands Finance B.V. and guaranteed by Braskem.
(2)	Represents notes issued by Braskem Finance Limited and guaranteed by Braskem.
(3)	Represents notes issued by Braskem America Finance and guaranteed by Braskem.
(*)
The U.S. dollar amounts have been translated into Brazilian real amounts at the September 30, 2021 selling rate of R$5.4394 per US$1.00, as reported by the Brazilian Central Bank. The Brazilian real equivalent information presented is provided solely for the convenience of the reader and should not be construed as implying that the amounts in Brazilian reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

Revolving Credit Facility Agreement
In May 2018, we and certain of our subsidiaries entered into a revolving credit facility agreement with several international financial institutions for a principal amount of US$1,000.0 million, which matures in May 2023. In April 2020, we borrowed the amount of R$5,198.7 million (US$1,000.0 million) on this credit facility and fully repaid this amount in July 2020.
As of September 30, 2021, we did not have any outstanding export revolving credit facilities.
For a summary of the terms of our material outstanding revolving credit facility as of December 31, 2020, see “ Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Revolving Credit Facility Agreement” in our 2020 Annual Report.
Credit Facilities with Banks Denominated in U.S. Dollars and Brazilian Reais
As of September 30, 2021, the principal amount outstanding under our long-term bank credit facilities was R$4,770.8 million. We have not entered into any material credit facility since December 31, 2020.
For a summary of the terms of our material outstanding bank credit agreements as of December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with Banks Denominated in Dollars” and “—Credit Facilities with Banks Denominated in Reais” in our 2020 Annual Report.

Indebtedness of Braskem Idesa
As of September 30, 2021, the principal amount outstanding under the financing agreements relating to our Mexico complex, net of transaction costs, was R$11,754.8 million. The Braskem Idesa project finance facility includes certain covenants that require, among other things, the presentation of audited financial statements within a certain timeframe.
In October 2021, our subsidiary Braskem Idesa issued sustainability-linked senior secured notes in the aggregate amount of US$1,200.0 million. The notes mature in February 2032 and accrue interest at 6.990% per year. Such interest rate may be increased by 0.375% to 7.365% if the sustainability target (15% reduction in certain greenhouse gas emissions by 2028) is not achieved. The notes are secured by certain of Braskem Idesa’s core physical material assets located in Mexico. The proceeds from the notes were used, together with the proceeds from a credit line in the aggregate amount of US$150 million, to settle the outstanding balance of a project finance facility entered into by Braskem Idesa in 2012.
Other than described above, we have not entered into any other material financing agreements or drawn any other material amounts under our existing financing agreements since December 31, 2020. For a summary of the terms of the financing agreements relating to our Mexico complex, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Indebtedness of Braskem Idesa” in our 2020 Annual Report.
Capital Expenditures
During the nine-month period ended September 30, 2021, investing activities for which we used cash on a consolidated basis primarily consisted of acquisitions to property, plant and equipment of R$1,939.7 million in our Brazil segment, which were allocated primarily to: (i) industrial operations, including investments related to operating efficiency, health, environmental and safety, and productivity; (ii) the scheduled maintenance shutdown at our PVC plants in Bahia and Maceió; (iii) the general maintenance scheduled turnaround at the plants in São Paulo, which were carried out in the second quarter of 2021; and (iv) the continued activity to restart of our chlor-alkali plant in Maceió.
Strategic investments expenditures were allocated mainly as follows: (i) modernization of the electrical system of the petrochemical complex in São Paulo; construction of a recycling line for high-quality post-consumer resins in Brazil; and expansion of biopolymer capacity at the Triunfo petrochemical complex; (ii) acquisitions to property, plant and equipment of R$165.4 million in our USA and Europe segment, which were allocated to industrial operations and strategic projects; and (iii) acquisitions to property, plant and equipment of R$72.1 million in our Mexico segment, which were allocated primarily to industrial operations.
For a summary of our capital expenditures for the year ended December 31, 2020, and our capital expenditures budget for fiscal year 2021, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures” in our 2020 Annual Report.
Off-Balance Sheet Arrangements
We do not currently have any transactions involving off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS
Some of the information contained or incorporated by reference in this report on Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are not based on historical facts and are not assurances of future results.
Statements contained, or incorporated by reference, in this report on Form 6-K that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur.
Our forward-looking statements may be influenced by numerous factors, including, without limitation, the following:
•the adverse effect of global health crises, such as the COVID-19 pandemic and others, on our Brazilian and international sales and operations, and on the Brazilian and international petrochemical industry;
•demand for our petrochemical products, our manufacturing facilities, price of raw materials and other inputs of our production, global logistics for our products, raw materials and other inputs of our production, and supply chains;
•general economic, political and business conditions in the markets or jurisdictions in which we operate, including governmental and electoral changes, and demand for, and prices of, petrochemical and thermoplastic products;
•interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies;
•the cyclical nature of the global petrochemical industry;
•our ability to successfully carry out our sustainable development strategy, and to successfully develop initiatives to adapt to and mitigate climate change;
•competition in the global petrochemical industry;
•our ability to successfully develop our innovation projects, in particular in renewable and recycling initiatives;
•prices of naphtha, ethane, ethanol, propane, propylene and other raw materials and the terms and conditions of the supply agreements related thereto;
•international prices of petrochemical products;
•actions taken by our controlling shareholder;
•inherent risks related to any change of our corporate control;
•our ability to implement our financing strategy and to obtain financing on satisfactory terms;
•our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;
•changes in laws and regulations, including, among others, laws and regulations affecting tax and environmental matters and import tariffs in other markets or jurisdictions in which we operate or to which we export our products;

•political conditions in the countries where we operate, particularly in Brazil and Mexico;
•future changes in Brazilian, Mexican, American and European policies, including the adoption of new environmental policies and related actions undertaken by those governments;
•a deterioration in the world economy that could negatively impact demand for petrochemicals and thermoplastic products;
•unfavorable decisions rendered in major pending or future tax, labor, environmental and other legal proceedings; and
•other factors identified under the “Risk Factors” section in this report on Form 6-K and in the other reports filed with or furnished to the SEC.
Our forward-looking statements are not a guarantee of future performance, and our actual results of operations or other developments may differ materially from the expectations expressed in our forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, readers should not rely on these forward-looking statements.
All forward-looking statements attributed to us or a person acting on our behalf are qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this report on Form 6-K. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them as a result of new information or future developments.
For additional information on factors that could cause our actual results of operations to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in this report on Form 6-K and our 2020 Annual Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 14, 2022
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas
	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer